As confidentially submitted to the Securities and Exchange Commission on November 12, 2024
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

One Power Company
(Exact name of registrant as specified in its charter)

Delaware	6770	27-1533328
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
12385 Township Rd 215
Findlay, Ohio 45840
877-298-5853
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jereme Kent
Chief Executive Officer
12385 Township Rd 215
Findlay, Ohio 45840
877-298-5853
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Megan J. Baier Tamara M. Brightwell David G. Sharon Wilson Sonsini Goodrich & Rosati, Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Tel: (212) 999-5800	Christina T. Roupas Courtney M.W. Tygesson Richard Segal Cooley LLP 110 North Wacker Drive Suite 4200 Chicago, IL 60606 Tel: (312) 881-6500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION. DATED                    , 2024
PRELIMINARY PROSPECTUS
                  Shares
Common Stock

One Power Company is offering                            shares of its common stock. This is our initial public offering of shares of common stock and prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $      and $      per share.
We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “ONE.”
We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 14 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE $ PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to One Power Company	$	$
__________________
(1)See the section titled “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated offering expenses.
We have granted the underwriters an option to purchase up to an additional                       shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.
The underwriters expect to deliver the shares against payment in New York, New York on or about               , 2024 .

Stifel

                 , 2024

Through and including             , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.
This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
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EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of and for the six months ended June 30, 2024 and 2023, because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Certain Defined Terms
Unless otherwise stated or unless the context otherwise requires:
“2023 Plan” means the One Energy Enterprises Inc. 2023 Stock Incentive Plan.
“2024 Plan” means the One Power Company 2024 Equity Incentive Plan.
“behind-the-meter” refers to energy generation or load that is interconnected on the customer’s side of the electrical meter.
“BOP,” or Balance-of-Plant, refers to electrical components and infrastructure that are required for power generation projects but are not directly part of the generating units.
“Capacity Factor” refers to the percentage ratio of the actual energy output of a generation asset over a specific period to the maximum possible energy it could produce if it operated at its full Nameplate Capacity (as defined below) continuously over that same period. This metric accounts for variability in resource availability (such as wind or solar conditions), maintenance, downtime and other operational factors that affect actual performance.
“Capital Stock Conversion” means the conversion of all                       shares of our redeemable convertible preferred stock outstanding as of                     , 2024 into an equal number of shares of our common stock, which will automatically occur immediately prior to the closing of this offering.
“common stock” refers, prior to the Reclassification (as defined below) and the offering contemplated hereby, to shares of our Class A common stock and Class B common stock, and after the Reclassification and the offering contemplated hereby, to the common stock contemplated by our amended and restated certificate of incorporation.
“Construction Phase” refers to the permitting, engineering, procurement, preconstruction and/or construction phases of each of our projects. The Construction Phase begins at contract execution.
“DERs,” or Distributed Energy Resources, are electric power sources that are connected to the power grid, either on the utility side or the customer side of the Point of Common Coupling, which is defined by IEEE 1547 (as defined below) as the point where a utility’s electric distribution system interfaces with a customer’s premises or a DER. DERs can include renewable energy sources (like solar photovoltaic systems and wind turbines), energy storage systems, combined heat and power systems, microgrids and other generation technologies. These resources may also encompass demand response systems, electric vehicles and backup generators.
“DGCL” means the Delaware General Corporation Law.
“EWGs,” or Exempt Wholesale Generators, refer to entities that are primarily engaged in the business of producing and selling electricity in the wholesale market. EWGs are specialized entities that generate electricity and sell it to utilities, other power marketers or large industrial users.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FATCA” refers to the Foreign Account Tax Compliance Act.
“FERC” refers to the Federal Energy Regulatory Commission.
“FINRA” refers to the Financial Industry Regulatory Authority.
“FleetCo” refers to a subsidiary that directly owns at least one ProjectCo (as defined below).
“Forward Stock Split” refers to a      -for-one forward stock split of all of our capital stock effected on                , 2024.
“FPA” refers to the Federal Power Act.

“Green-e Eligible RECs” refers to Renewable Energy Credits (as defined below) that would be eligible for certification under the published requirements of the Green-e program as maintained by the Center for Resource Solutions.
“HLBV” means hypothetical liquidation at book value. It is an accounting method used to allocate profits and losses among partners in a partnership.
“IEEE 1547 Standard” means the Institute of Electrical and Electronics Engineers Standard for Interconnection and Interoperability of DERs with Associated Electric Power Systems Interfaces, governing technical requirements for the interconnection of DERs with the power grid.
“Interconnection Agreement” means a contract that governs the technical requirements and procedures for connecting a load or a generator to the power grid.
“IRA,” or the Inflation Reduction Act of 2022, refers to legislation focused on tax provisions, potentially including stipulations for tax credits related to renewable energy.
“IRS” refers to the Internal Revenue Service.
“ITC,” or Investment Tax Credit, means a federal tax credit for investments in renewable energy projects under 26 United States Code § 48.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“KPI” means key performance indicator.
“Load Factor” refers to the percentage ratio of the actual energy consumption of a customer or facility over a specific period to the maximum possible energy consumption if the load operated at its peak demand continuously throughout that same period. This metric accounts for variability in usage patterns, operational schedules, maintenance and other factors that influence actual consumption.
“Managed High Voltage” or “ManagedHV” refers to a solution we offer that generally includes on-site, behind-the-meter, outside-the-plant, digital, high-voltage power infrastructure. This solution targets new and operating industrial facilities that need to upgrade their power systems.
“Megawatt Hubs” refers to a solution we offer that generally includes land and power infrastructure that we own to enable emerging industries to get access to large-scale power.
“MSHA,” or the Mine Safety and Health Administration, means the federal agency responsible for regulating safety and health in mines.
“MW” means megawatt.
“Nameplate Capacity” means the maximum rated output of an electricity generator, expressed as a unit of power, typically in kilowatts or megawatts. For wind turbines, this is typically measured in alternating current at the bottom of the tower, and for solar panels, this is typically measured in direct current at the point of generation.
“Net Metering” is a billing system that allows customers with renewable energy systems, like wind turbines or solar panels, to earn credits for the excess electricity they generate and send back to the grid. These credits can offset the cost of the electricity they use from the grid when their renewable energy system is not producing sufficient power to match their consumption.
“Net Zero project” refers to a solution we offer where we develop, construct, own and operate on-site, behind-the-meter energy systems designed to allow industrial facilities to target near-zero net annualized energy consumption from the power grid by combining wind, solar and potentially other power technologies and power infrastructure into a single, integrated behind-the-meter project.
“NOLs” means net operating losses.

“O&M,” means Operations and Maintenance.
“OE Market Analysis” refers to our Wind for Industry (as defined below) market analysis published in September 2020.
“OSHA,” or the Occupational Safety and Health Administration, means the federal agency responsible for workplace safety and health regulations.
“P50 Capacity Factor” is an industry-standard factor that refers to the probability-based measure reflecting the efficiency and productivity of a power generation energy asset, such as a wind turbine or solar panel, over a specified period of time. It represents the ratio of the actual energy output to the theoretical maximum energy the asset could produce if it operated continuously at its full Nameplate Capacity throughout the year. Expressed as a percentage, the Capacity Factor provides insights into the real-world performance of the generator, accounting for variability in wind or solar resource availability, maintenance and other operational factors. The “P50” designation indicates that there is a 50% probability the actual production will exceed the estimated value and a 50% probability it will fall below it, making it the median estimate and the most likely performance scenario.
“ProjectCo” or “Project Company” refers to the special purpose vehicle, which may also be a variable interest entity, that holds the assets and contracts for a specific project.
“PTC,” or the Production Tax Credit, means an energy production-based tax credit based on the amount of renewable energy generated and sold for certain classes of generators under 26 United States Code § 45.
“PUHCA,” or the Public Utility Holding Company Act, refers to legislation regulating the ownership and control of public utility holding companies.
“QF” refers to qualifying small power production facilities under the Public Utility Regulatory Policies Act of 1978.
“REAs,” or Renewable Energy Agreements, refer to our contractual agreements with our Wind for Industry and Net Zero project customers outlining the terms of energy generation, pricing and delivery, and include a take-or-pay clause that commits customers to purchase a certain amount of power regardless of actual usage. REAs are an alternative term of art for power purchase agreements, or PPAs.
“REC,” or Renewable Energy Credit, means certificates earned by entities for generating renewable energy.
“Reclassification” means the reclassification of all                       shares of our outstanding Class A common stock and all                        shares of our Class B common stock as of                  , 2024 into an equal number of shares of common stock, which will occur immediately following the Capital Stock Conversion and immediately prior to the closing of this offering.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“SRECs,” or Solar Renewable Energy Credits, means a specific type of REC that is earned by entities for generating renewable energy using qualifying solar generation assets.
“USDOE” refers to the U.S. Department of Energy.
“USEIA” refers to the U.S. Energy Information Administration.
“Wind for Industry” refers to a solution we offer that utilizes on-site, behind-the-meter, megawatt-scale wind turbines to deliver energy to industrial customers through a REA.
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PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “One Power,” and the “Company” refer to One Power Company and its consolidated subsidiaries.
Overview
We are a vertically integrated industrial power company that develops, builds, owns and operates on-site power solutions for large and emerging industrial customers. Our experienced team builds and operates MW-scale, mission-critical, high-voltage power systems outside our customers’ facility walls to deliver grid and renewable, behind-the-meter power to our customers. We develop and deliver a range of large-scale power solutions to our industrial customers including Megawatt Hubs, Wind for Industry, ManagedHV and Net Zero projects, described below. We are a “self-perform” contractor, meaning we perform the majority of our construction activities directly, with substantial in-house capabilities for executing the construction of power infrastructure. We typically enter into long-term and medium-term agreements with our industrial customers for our power solutions.
We refer to ourselves as a “Utility 2.0” company because we allow our customers to take control of their power future by making and using power where it is needed. We believe we have established our solutions as reliable, efficient and economical alternatives to the traditional “Utility 1.0” model and the aging power grid. As a result, we believe we have earned our customers’ loyalty and that our customers choose us to collaborate in the development and deployment of efficient, forward-looking power solutions.
Unlike most traditional energy developers and independent power producers, we are a vertically integrated enterprise. We consider vertical integration to include development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof. This is made possible in part by our “design one build many” philosophy for engineering and construction. Our goal is to deliver better, faster and safer industrial energy solutions, thereby providing lower cost energy, higher-quality project delivery and a better customer experience. As a result, we believe we are uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand for on-site, low-carbon power solutions.
Our Industrial Power Solutions
We pioneered and currently offer four multidisciplinary solutions for industrial customers:
•Megawatt Hubs: Our strategy is to develop, construct, own and operate behind-the-meter electrified industrial parks to satisfy the power needs of existing and emerging energy-intensive industries of the present and future, such as fixed and mobile data centers, digital currency mining, electric fleet charging, cathode and anode manufacturing, hydrogen production, indoor farming operations and additive manufacturing. We currently own and operate one Megawatt Hub, and as part of that project we have have commissioned, designed and built the first fully digital substation in the United States, which we believe demonstrates our innovative approach to meeting the power needs of these customers. Like traditional substations, our substations reduce the voltage from high voltage power transmission lines to lower voltage distribution lines that supply power to consumers. Unlike traditional substations, our first Megawatt Hub, the Findlay Megawatt Hub, consists of a fully digital substation and electric infrastructure. This digital architecture improves resiliency, creates better real-time monitoring, and operates as a more efficient protection and control system for both the substation and customers served by the substation. We design Megawatt Hubs to be capable of powering multiple customers’ energy needs simultaneously and we offer Megawatt Hubs to customers under multiyear contracts. Our customer pays us a monthly rental fee and, on a pass-through basis, reimburses us for the cost of the power that they utilize. The Findlay Megawatt Hub is currently leased to a single customer who has contracted for the full 150 MW of available capacity at the site for a term of 15 years. This lease payment is due regardless of whether or not the customer elects to purchase power. We have identified multiple other locations in Ohio as potential Megawatt Hub sites and have secured land rights to many of them. We anticipate that Megawatt Hubs will be our fastest growing solution for the foreseeable future.
•Wind for Industry: We develop, construct, own and operate on-site, behind-the-meter, MW-scale wind power systems to deliver energy to industrial customers through long-term, fixed-rate agreements. Our behind-the meter wind turbines are interconnected to our customer’s facility’s side of the utility meter, so the energy generated by the turbines is used directly by the facility without first passing through the power grid. These projects are delivered under 20-year take-or-pay REAs. We believe we are currently the largest installer and operator of behind-the-meter wind energy in the United States. To date, our workforce has installed, and we currently own and operate, an aggregate Nameplate Capacity of 36 MW of Wind for Industry projects in the midwestern United States. We have also engineered and constructed two 4.5 MW wind projects, which are owned and operated by our customers.
•Managed High Voltage (ManagedHV): We provide on-site, behind-the-meter, digital, high-voltage power infrastructure, which allows industrial customers to interconnect at higher voltages, move power efficiently, electrify their facilities and incorporate renewables and other power solutions on-site. ManagedHV generally targets new and operating industrial facilities that need to upgrade their existing power systems. We own and operate two ManagedHV projects that were delivered in connection with our other solutions. In the future we intend to construct, operate and own ManagedHV systems as part of stand-alone contracts with customers.
•Net Zero Projects: We have entered into contracts to develop, construct, own and operate three on-site, behind-the-meter energy systems to deliver net-zero energy to industrial customers through long-term fixed-rate agreements, similar to our Wind for Industry agreements. Net Zero projects are designed to allow industrial facilities to target net-zero annualized energy consumption from the power grid by combining wind, solar, storage and/or other power technologies into a single, integrated behind-the-meter system. These projects are delivered under 20-year take-or-pay REAs. We are currently in the Construction Phase for three Net Zero projects, each of which combine wind and solar technologies and digital substations, with aggregate wind Nameplate Capacity of 33.6 MW and aggregate solar Nameplate Capacity of 15 MW.
Electric Utility Industry Background – The “Utility 1.0” Market
We refer to the existing model for delivering electricity in the United States, primarily consisting of investor-owned regulated utilities, as “Utility 1.0.” The Utility 1.0 model has remained largely unchanged for over 100 years. According to Americans for a Clean Energy Grid, 70% of the lines and large power transformers that make up the grid are more than 25 years old. We believe that this power grid has become unpredictable, unreliable and expensive.
Limitations of Existing Power Grid Offerings
Power is a critical part of industrial growth and competition and we believe a new model is essential to address the limitations inherent in the “Utility 1.0” model. Limitations of the current power grid include:
•Unpredictable and Unreliable Status Quo. Disrepair, lack of investment in improved technologies and a lack of adequate incentives to innovate and prevent power outages have contributed to the current state of the power grid, which is often unpredictable, unreliable and inconsistent depending on many factors including age, location and investment in maintenance and updates.
•Inefficiencies Inherent in the Energy Distribution System. Under the traditional Utility 1.0 model, power is rarely generated near where it is needed. Additionally, long distance power transportation involves multiple companies and middlemen, often with divergent financial interests and incentives, that contribute to the rising cost of retail power prices and result in inefficiencies in power delivery, ultimately constraining the transmission system.

•Decoupling of Retail Power Costs from Wholesale Pricing. According to the USEIA, in January 2001 the wholesale price of natural gas from the Henry Hub pipeline, which is considered in the energy industry to be a benchmark for natural gas pricing in the United States, was $8.17 per million British Thermal Units, compared to $2.28 per million British Thermal Units in August 2024. Despite this reduction in fuel prices, during the same period the retail cost of energy increased by more than 30% for industrial power customers.
•Lack of Technology Advancement and Innovation. We believe lack of adequate competition within the power industry has led to complacency and a lack of incentives for improvement and innovation. We also believe that, in some cases, existing power industry participants make the deployment of DERs, like behind-the-meter solar and storage assets, more difficult (whether intentionally or unintentionally). We believe there is a desire from industrial consumers for technology-driven solutions that can reduce cost and maximize power usage.
Strategy and Transition to the “Utility 2.0” Model
We believe there is significant demand for a shift away from “Utility 1.0” to something better. According to the USEIA, traditional “Utility 1.0” U.S. electric utilities have acknowledged an expected increase in power demand, with nine of the 10 largest electric utilities indicating in recent earnings reports that data centers were a main source of customer growth, leading many of these utilities to revise capital expenditure and demand forecasts. This rapid growth has raised concerns that the traditional electric utility company will be unable to respond fast enough. We believe this jump in demand cannot be met using the “Utility 1.0” model. In light of the unreliable power grid, surging demand and decreased supply, there is a need for industrial customers to pivot to more efficient power solutions. We are developing a new model and solutions that support the trends pushing the industrial energy market away from the “Utility 1.0” model towards a system that better serves the needs of customers. We believe that our solutions are more reliable, efficient, cost-effective, sustainable and technologically advanced than those available under the “Utility 1.0” model, and we call this new model “Utility 2.0.”
We focus on industrial customers because we believe power use is heavily concentrated in this class. According to the OE Market Analysis, there were approximately 53,000 large industrial facilities in the continental United States in 2017. According to the USEIA, the industrial sector (defined as “an energy-consuming sector that consists of all facilities and equipment used for producing, processing or assembling goods”) accounted for approximately 26% of total electricity consumption in the United States in 2023. Furthermore, surging adoption of digitalization and artificial intelligence, or AI, technologies has amplified the demand for fixed and mobile data centers across the United States. According to Black & Veatch, data centers demand more power capacity and transmission than utilities can provide, and evolve at a faster speed than public utilities are able to accommodate.
We believe the concentration of power usage in the industrial customer class and the power consumption trends in the data center and digital currency mining industries in particular represent a substantial opportunity for us. We believe the unpredictability, unreliability and high costs associated with the Utility 1.0 model, among other factors, are leading these industrial power users to seek alternative ways to regain control over their power usage and associated costs and to utilize other power sources. We believe we are poised to provide solutions to industrial customers as part of an innovative, customer-first Utility 2.0 model.
Our Competitive Strengths
•Uniquely positioned to serve established and emerging industries with growing power needs. We believe our innovative solutions are designed to address the demands of both established and emerging energy-intensive industries. Our solutions support a variety of energy-intensive applications, which ideally position us to capitalize on the growing power needs of emerging and energy-intensive industries of the present and future, such as fixed and mobile data centers and digital currency mining. As these industries grow, we believe they will create significant demand for the on-site, behind-the-meter energy solutions that we provide.
•First-mover advantage in digital power and behind-the-meter energy infrastructure. We are a leader in delivering energy solutions, specifically our state-of-the-art multi-customer behind-the-meter Megawatt

Hubs, digital ManagedHV infrastructure and MW-scale wind turbines. Our solutions enable seamless integration of grid and renewable power. We believe this model allows our customers to gain greater control over their energy costs and enhance reliability and improve sustainability of their energy consumption, setting us apart from traditional utilities.
•Multi-year take-or-pay contracts with diversified customers. Our business model is largely built around medium- and long-term structured take-or-pay contracts and 20-year REAs with a diversified base of large industrial customers. This structure allows customers to hedge exposure to inefficiencies in the current power grid and broader energy market fluctuations. Our customers include leaders across multiple industries, reinforcing our business with strong partnerships, with a contract structure that we believe provides reliable and recurring cash flows.
•Our vertically integrated business model offers lower costs and superior-quality solutions faster, relative to legacy “Utility 1.0.” We are a vertically integrated enterprise. We consider vertical integration to include the development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof. This enables us to deliver complex solutions with efficiency and precision. As a result of our integrated, in-house solutions, we believe we are uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand.
•Experienced and engaged management team involved in all aspects of operations and sales. Our founder-led, hands-on management team brings deep expertise across engineering, finance and energy markets. Our key executives, project managers and analysts collectively work through our sales process together.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:
•We provide complex and specialized solutions that are standardized across our operations, and we could be adversely affected by quality issues, which may give rise to defects, safety failures or the perception of quality issues or safety failures.
•Our ability to deliver energy to customers depends on electrical interconnection and effective power grid integration, and any challenges in this area could disrupt energy delivery, increase costs and have a material adverse effect on our business, financial condition, results of operations and growth prospects.
•Our Megawatt Hubs serve emerging industries, which are subject to significant market risks including changes in technology, consumer preferences, the regulatory environment and economic conditions. Failure to find customers for our Megawatt Hubs could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
•Even if this offering is successful, we will need to obtain substantial additional funding to develop the projects in our growth pipeline and pursue new growth opportunities, and we may need to raise additional capital sooner than we currently expect.
•Our limited operating history and rapid growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
•We have a history of losses and may not be able to achieve or sustain profitability in the future.
•A significant portion of our revenue comes from a small number of customers and this could make our revenue more volatile and less predictable, negatively impacting our financial performance and business stability.

•The turbines for all of our operating wind energy projects have been supplied by a single supplier, and other components we rely on to build our projects have also been supplied by single or limited suppliers. Any disruption in the operations of key suppliers could adversely affect our business and results of operations.
•Short-term and long-term variations in wind and solar resources could significantly affect our revenue.
•Fluctuations in energy prices can directly impact our revenue and the demand for our services, potentially reducing the economic viability of our projects and negatively impacting our financial performance.
•Failure to obtain or comply with federal, state and local government approvals, licenses and permits may negatively affect our ability to build, market and sell our solutions and services, which could have a material adverse effect on our business, financial condition and results of operations.
•We enter into fixed-price contracts with our customers and our failure to mitigate certain risks associated with such contracts may result in reduced operating margins, which could have a material adverse effect on our business, financial condition and results of operations.
•A significant portion of our revenue and expenses are derived from the sale and purchase of different types of RECs and fluctuations in the price or availability of such RECs could significantly impact revenue and profitability, potentially reducing the revenue from REC sales or increasing operational costs if we need to purchase RECs to meet regulatory requirements or contractual obligations.
•If our projects fail to meet particular development, operational or performance benchmarks, our customers or other counterparties may have the right to terminate the applicable REAs, Interconnection Agreements or any related letters of commitment, require us to pay damages, or reduce the amount of energy such projects sell. Our counterparties could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.
•We face competition from traditional regulated utilities as well as other energy market participants including, but not limited to, independent power producers, competitive retail suppliers, wind and other renewable energy companies and providers of high voltage on-site energy services.
•Our success significantly depends on the leadership, vision and public persona of our outspoken Chief Executive Officer, and potentially controversial or potentially negatively perceived public statements could result in reputational harm, legal or regulatory challenges, volatility in stock price and distractions for management and employees.
•We typically bear the risk of loss and the cost of maintenance, repair and removal on the energy systems that we install that are used by our customers.
•Changes in public perception around renewable energy, as well as our involvement with large industrial facilities, could reduce demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
•Our employees, including certain members of our executive team, are involved in high-risk activities such as construction and electrical work, carrying inherent risks of workplace injuries, potentially leading to significant costs, operational disruptions, reputational harm and impact on our ability to attract and retain skilled employees.
•As of             , 2024, our aggregate indebtedness was $             million. Such indebtedness requires us to satisfy certain interest and principal payment obligations and, as a result, could have a material adverse effect on our business, financial condition and results of operations. In addition, certain of our indebtedness contains covenants that could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional financing for such transactions.

•We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.
•There is no assurance that we will be able to continue as a going concern without achieving profitable operations and raising additional capital through potential equity or debt financing transactions, which we may not be able to obtain on favorable terms or at all.
•Certain of our key performance indicators are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline.
•The sizes of the markets for our current and future solutions have not been established with precision, and may be smaller than we estimate.
Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.
Channels for Disclosure of Information
Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls and webcasts.
The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were originally formed as One Energy LLC in 2009 as a Minnesota limited liability company. On December 29, 2021, we redomiciled in Delaware, converted into a Delaware corporation pursuant to a statutory conversion and were renamed One Energy Enterprises Inc. On September 24, 2024, we changed our name to One Power Company. Our principal executive offices are located at 12385 Township Rd 215, Findlay, Ohio 45840. Our telephone number is 877-298-5853. Our website is https://onepower.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
We use One Power, the One Power logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:
•presentation of only two years of audited financial statements in this prospectus in addition to any required financial statements, and reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;
•exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•ability to elect to defer compliance with new or revised accounting standards until such standards would apply to private companies;
•reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and
•exemption from the requirement to hold non-binding advisory votes on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, we have elected to use the extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Exchange Act. We will remain a smaller reporting company until the last day of the fiscal year in which the aggregate market value of our common stock that is held by non-affiliates is at least $250 million or the last day of the fiscal year in which we have at least $100 million in revenue and the aggregate market value of our common stock that is held by non-affiliates is at least $700 million (in each case, with respect to the aggregate market value of our common stock held by non-affiliates, as measured as of the last business day of the second quarter of such fiscal year). If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares of common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $               million (or approximately $               million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for general corporate purposes, including to fund capital expenditures for our projects and otherwise expand our operations. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE proposed trading symbol	“ONE”
The number of shares of common stock that will be outstanding immediately after this offering is based on                 shares of our common stock outstanding as of                      , 2024, after giving effect to the Forward Stock Split, the Reclassification and the Capital Stock Conversion, as if they had occurred on          , 2024, and excludes the following:
•                shares of common stock issuable upon the exercise of options outstanding as of                 , 2024, with a weighted-average exercise price of $                       per share;
•                shares of common stock issuable upon the exercise of options that were granted after                , 2024, with a weighted-average exercise price of $                     per share;
•                shares of common stock reserved for future issuance under the 2023 Plan, as of                 , 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Plan, upon its effectiveness, at which time we will cease granting awards under our 2023 Plan;
•                shares of common stock reserved for future issuance under our 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•4,300 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of            , 2024, with an exercise price of $0.0001 per share.

The 2024 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2023 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:
•the Forward Stock Split;
•the Reclassification will occur immediately prior to the closing of this offering;
•the Capital Stock Conversion will occur immediately following the Reclassification and immediately prior to the closing of this offering;
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws will occur immediately prior to the closing of this offering and which will affect the Reclassification and Capital Stock Conversion;
•no exercise of outstanding options or warrants described above; and
•no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth our summary consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations data for the years ended December 31, 2023 and 2022, and the consolidated balance sheet data as of December 31, 2023, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.
Consolidated Statements of Operations Data:

	Year Ended December 31,
	2023	2022
(in whole dollars, except for share and per share amounts)
Operating revenues	$6,008,988	$7,921,152
Long term contracts revenue	4,025,202	4,399,220
Short term contracts revenue	1,884,197	3,527,403
Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below)	1,624,475	3,082,069
General and administrative expenses	18,377,495	10,294,415
Depreciation, amortization, and accretion expense	4,001,528	3,552,277
Asset impairment	—	748,304
Taxes (other than income taxes)	260,342	305,141
Total operating expenses	24,263,840	17,982,206
Other income (expense), net	25,990	(18,807)
Net loss and comprehensive loss	$(20,180,601)	$(14,273,031)
Net loss per share Basic and Diluted – Class A(1)	$(40.82)	$(43.45)
Net loss per share Basic and Diluted – Class B(1)	$(40.82)	$(43.45)
Weighted average common shares outstanding
Basic and Diluted – Class A	$248,719	$218,608
Basic and Diluted – Class B	$150,700	$150,700
Pro forma net (loss) attributable to common stockholders, basic and diluted (unaudited)(2)	$	$
Pro forma net (loss) per share of common stock, basic and diluted (unaudited)(2)	$	$
Pro forma weighted-average shares used in net (loss) per share calculation, basic and diluted (unaudited)(2)
__________________
(1)See Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical net (loss) income per share basic and diluted.
(2)The pro forma net (loss) per share of common stock, basic and diluted (unaudited) was computed using pro forma net (loss) and pro forma weighted-average shares.

Consolidated Balance Sheet Data:

	As of December 31, 2023
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in whole dollars)
	(unaudited)		(unaudited)
Cash and cash equivalents	$1,368,991	$	$
Current assets	5,472,055
Current liabilities	21,768,039
Working capital(3)	(16,295,984)
Mezzanine equity – Series A redeemable convertible preferred stock:	20,510,983
Total stockholders’ equity	17,893,191
__________________
(1)The pro forma consolidated balance sheet data gives effect to (a) the Reclassification, (b) the Capital Stock Conversion and (c) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of this offering.
(2)Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and the issuance and sale by us of                      shares of common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $     million or $        million, respectively, as applicable, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $          million or $           million, respectively, as applicable, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)We define working capital as total current assets less total current liabilities. See our financial statements included elsewhere in this prospectus for additional information regarding our current assets and current liabilities.
Key Performance Indicators
We regularly review a number of key performance indicators, or operating metrics, to evaluate our business, measure our performance, identify trends, estimate our future performance and make business decisions. The measures set forth below should be considered in addition to, and not as a substitute for or in isolation from, our financial measures prepared in accordance with GAAP, in particular GAAP revenue and GAAP operating profit (loss). Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. Some of our key performance indicators are estimates. These estimates are based on our management’s beliefs, estimates and assumptions and on information currently available to management. Although we believe that we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may result in such estimates proving to be inaccurate, potentially materially so, over time, particularly given that a number of them involve estimates of contracted payments and operating costs up to 20 years in the future. Further, because of the long time horizon of some of these estimates, they may not reveal short-term changes in our ability to bring new assets online, keep existing assets operational, add new customers or retain existing customers. See “Management’s Discussion and

Analysis of Financial Condition and Results of Operations—Key Performance Indicators” for additional detail about each of the measures set forth below.

KPI Results
	Relevant time period	As of , 2024
Contracted Payments Remaining (CPR)(1)	Over the next 20 years
Contracted Operational Yield (COY)(2)	Over the next 20 years
Megawatts of Generation Currently Producing (MW-GEN)(3)	As of a specified date
Megawatts of Generation in Construction (MW-CONST)(4)	As of a specified date
Megawatts Actively Served by Megawatt Hubs (MW-HUB)(5)	As of a specified date
__________________
(1)We define Contracted Payments Remaining as our estimate of the undiscounted payments we expect to receive from our industrial power projects that have contracted payment streams during the next 20 years. We calculate Contracted Payments Remaining as the sum of the payments we expect to receive over the next 20 years for each of our Wind for Industry, Net Zero, ManagedHV and Megawatt Hub projects. For additional information about how Contracted Payments Remaining is estimated as of each specified date see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Contracted Payments Remaining.”
(2)We define Contracted Operational Yield as the estimated Contracted Payments Remaining over the next 20 years less estimated operating expenses associated with the respective contracted projects for the same period. We calculate Contracted Operational Yield for each period on a project-by-project basis, as of a specified date, as estimated Contracted Payments Remaining net of the associated operating expenses. For additional information about how Contracted Operational Yield is calculated, including the operating expenses associated with our Wind for Industry, Net Zero, ManagedHV and Megawatt Hub projects, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Contracted Operational Yield.”
(3)We define MW-GEN as the megawatts of generation owned by us that are currently generating electricity on a regular basis as of a specified date. Generators that are undergoing repairs are included only if we believe there is a high degree of certainty that the generators will be returned to service. We calculate MW-GEN as the sum total of the Nameplate Capacities of the specifically listed projects identified as being in operation as of a specified date.
(4)We define MW-CONST as the megawatts of generation currently in the Construction Phase as of a specified date. It includes all generation types and is the total of the Nameplate Capacities of all of the projects with binding contracts that are in the Construction Phase. MW-CONST includes generators that have not yet begun to regularly produce power. We calculate MW-CONST as the sum total of the Nameplate Capacities of the specifically listed projects identified as being in the Construction Phase as of a specified date.
(5)We define MW-HUB as the megawatts of contracted customer load currently energized and being serviced by a Megawatt Hub as of the specified date. We calculate MW-HUB as the sum total of the contracted megawatt demands of all Megawatt Hub projects based on the actual energized demand as of the specified date. We do not include customer load that is undergoing a long-term ramp up but is not currently energized or that is actively being switched between customers. In determining loads, we do not account for routine service time, routine intraday load ramps and/or routine shutdowns when they occur for a period of less than 24 hours.
Uses and Limitations of the KPIs
We use Contracted Payments Remaining and Contracted Operational Yield to monitor and have comparative insight into new contract execution in the period covered and on a cumulative basis. These metrics are intended to quantify the cumulative scale and relative yield of signed contracts over the next 20 years. Management utilizes these metrics to review and manage the health of our new and ongoing business and new customer acquisition. Contracted Payments Remaining and Contracted Operational Yield are estimated reporting metrics as of specific dates. They are forward-looking numbers and we use significant judgment in developing the assumptions used to calculate them. The estimates and assumptions used in calculating these metrics may not be accurate or may prove not to be accurate over time. Contracted Payments Remaining and Contracted Operational Yield should not be viewed as replacements for GAAP revenue or operating profit (loss) and may not be an indicator of our actual GAAP revenue or actual operating profit (loss) for any future period. Contracted Payments Remaining and Contracted Operational Yield are performance metrics and are not intended to be reflective of or combined with GAAP revenue or operating profit (loss). Contracted Payments Remaining and Contracted Operational Yield do not include payments from third-party construction services we perform, energy consulting contracts, competitive retail energy sales brokering or other consulting services.
The key underlying assumption of these KPIs is that we can successfully construct our projects within the estimated timeframe and subsequently operate them successfully. The realization of these projections depends on various factors, including our ability to raise capital and execute our business strategy, as well as wind and solar resource availability. Importantly, our KPIs do not factor in any risk analysis related to our ability to execute the Construction Phase of a project. See “Risk Factors—Risks Related to Financial, Accounting and Tax Matters—Certain of our key performance indicators are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline” for a description of risks inherent in these KPIs.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.
Risks Related to Our Industry and Operations
We provide complex and specialized solutions that are standardized across our operations, and we could be adversely affected by quality issues, which may give rise to defects, safety failures or the perception of quality issues or safety failures.
We develop, build, own and operate on-site renewable and grid power solutions for large and emerging industrial customers, which necessarily involves complex industrial machinery and infrastructure projects, such as wind turbines and electrical infrastructure. We also standardize our equipment across our operations in keeping with our “design one build many” philosophy, which offers efficiencies and savings costs, but also exposes us to the risk of serial defects. A serious component or execution failure could result in a range of adverse outcomes including injuries or death, widespread power outages, significant damage to our customers’ facilities, fleet delivery delay or similar systemic issues and could have a material adverse effect on our business, reputation, financial position, cash flows and results of operations.
Actual or perceived design, production, performance or other quality issues related to new or existing solutions have resulted and can result in direct warranty, maintenance and other claims for damages, including costs associated with project delays, repairs or replacements, some of which have been and may in the future be for significant amounts. If a significant defect were to occur in a piece of equipment that we use widely across our operations, it could lead to widespread operational disruptions, substantial repair or replacement costs and potential harm to our reputation. Moreover, a widespread fleet issue could also result in revenue loss while the associated component is suspended from operation and could attract negative media attention and public scrutiny, potential legal liability and could impact our relationships with our customers. Our solutions contain and are integrated with components from third parties. From time to time, the processes used to assess the quality of those third-party components may fail to detect defects. Despite the operational processes around the design, manufacture, performance and servicing of our solutions, which we and our customers or other third parties have developed to meet quality standards, the risk of operational process or component failures and other problems cannot be eliminated.
For example, in January 2024, a single blade from one of our wind turbines at one of our projects in Findlay, Ohio after it experienced a mechanical failure, separated from the rotor and fell to the ground. While there was no material damage or personal injury caused by the incident, we shut down all of our turbines to conduct a root cause investigation. The root cause investigation, including the development of remediation measures, took three months to complete. The incident and resulting shutdown have negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenue from our Wind for Industry projects, which depend on our ability to produce power via our wind turbines and provide it to our customers. In April 2024, we determined that a manufacturing defect inside the turbine hub blade flange assembly was the primary cause of the mechanical failure. Additional contributing causes included suboptimal maintenance practices by Goldwind USA Inc., our third-party manufacturer and servicer, as well as a change in blade stud lubrication during construction. As part of our investigation, we also assessed the rest of our fleet and identified other turbines with the same defect. We began controlled restarts of the unaffected turbines in April 2024 and began mitigating repairs on the defective turbines in May 2024, which repairs were substantially completed by the end of the third quarter of 2024. We also intend to replace all blade studs on each affected turbine as a precautionary measure in the next service year, but we may experience delays in completing such replacements. Although we currently expect the full fleet to remain operational through their respective original useful lives following completion of the mitigating repairs, there are no guarantees this will in fact be the case. While we were not responsible for the performance of maintenance on the turbine that experienced the structural failure, we have since assumed full responsibility for all maintenance of our fleet with qualified in-house crews, which may negatively impact our financial condition and results of operations if we are unable to control related costs. We are unable to predict the negative impacts on our wind turbines that may result from the prior suboptimal maintenance performed by Goldwind USA Inc., in part due to the limited scope of third-party information and records currently available and uncertainty with respect to the accuracy of such information and records. The impacts of this suboptimal maintenance may adversely affect the operation of our wind turbines, including by shortening their original expected useful lives, and accordingly could have a material adverse effect on our business, reputation, financial position, cash flows and results of operations. While we are generally insured via business interruption insurance and warranty policies, we cannot guarantee success with respect to any particular insurance claim, nor can we predict the timing of payment of insurance proceeds or warranty claims associated with the failure and subsequent operational shutdown from January to April 2024. The blade structural failure and our response thereto, and any future adverse operational events, may hurt our reputation with our customers and other stakeholders. We are currently in arbitration with our supplier to enforce our rights related to this event, which may not be successful and could be costly, and could impact our future relationship with our supplier.
Our success relies on our ability to keep our fleet of wind turbines online and producing energy as intended. If we encounter future disruptions to our operations that result in us needing to take our fleet offline, our inability to meet contractual obligations and the demands of our customers could have a material adverse effect on our business, financial condition and results of operations.
Additionally, due to the difficulties associated with scaling up production of new components and the challenges of servicing our installed fleet of wind turbines, a fleet-wide component quality issue with our wind turbines could cause us to incur substantial costs and could take significant time to address. Many of our solutions also function under demanding operating conditions and are required to meet exacting certification, performance and reliability standards that we, our customers or regulators adopt. Developing and maintaining solutions that meet or exceed these standards can be costly and technologically challenging and require extensive coordination of our suppliers and team members responsible for developing, building and operating our solutions, including at remote project sites. Failures to deliver solutions that meet these standards, whether actual or perceived, may in the future result in customers asserting contractual or other claims, often for significant amounts, which could have a material adverse effect on our business, financial condition and results of operations.
Our ability to deliver energy to customers depends on electrical interconnection and effective power grid integration, and any challenges in this area could disrupt energy delivery, increase costs and have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Interconnecting our energy systems to the power grid is a critical part of our operations, which includes electrical interconnection and construction activities on our and our customers’ properties, and these activities carry inherent risks. In the course of constructing and operationalizing any of our solutions, we may inadvertently cause damage to our customers’ facilities and infrastructure, which could lead to significant repair and replacement costs, operational disruptions for our customers and potential legal liability for us. Our ability to deliver energy to our customers also depends on our ability to effectively integrate our energy systems into the power grid, which can present significant challenges due to, among other things, the technical requirements of utilities and power grid operators or changes in energy regulations. This interconnection process involves coordination with utilities and regulatory authorities and can be subject to delays. Any delays in the interconnection process or unanticipated associated costs could significantly impact our ability to bring projects online, leading to postponed or canceled operations, lost revenue and increased costs. Additionally, prolonged interconnection delays may affect our ability to meet contractual obligations with customers, which could result in financial penalties, contract terminations and damaged customer relationships. These delays could also harm our reputation with partners, regulators and investors, potentially affecting future project development.

If we are unable to effectively manage these power grid integration challenges, it could disrupt our energy delivery, increase our costs and negatively impact our relationships with customers and power grid operators. This could, in turn, have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Furthermore, if utilities attempt to impose new or more burdensome requirements on us or our business model, or fail to comply with legal or regulatory requirements, including during the interconnection process, it may necessitate legal action or regulatory intervention, which could further delay projects and increase costs. While we strive to mitigate these risks through careful planning, there can be no assurance that we will be able to avoid or fully manage the effects of additional utility requirements or non-compliance. If we are unable to overcome these challenges, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Our Megawatt Hubs serve emerging industries, which are subject to significant market risks, including changes in technology, consumer preferences, the regulatory environment and economic conditions. Failure to find customers for our Megawatt Hubs could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
A material portion of our growth strategy relies on our ability to find customers for our Megawatt Hubs, which provide customers, including those in emerging industries, with cost-effective and reliable energy solutions. For example, our hubs have previously powered digital currency mining operations, and we expect in the future will power industries that include but are not limited to, fixed and mobile data centers, digital currency mining, electric fleet charging, cathode and anode manufacturing, hydrogen production, indoor farming operations and additive manufacturing, which are each subject to significant market risks. These industries may not develop as expected or could experience significant setbacks, which could impact the demand for our services. Changes in technology, consumer preferences or economic conditions could also negatively impact these industries. These industries and the services we provide to them are also subject to regulatory uncertainty and could face new regulations or restrictions in the future. There is a risk that these industries could become heavily regulated or even unlawful. If these industries fail to continue to develop or experience volatility or significant downturns, our customers could be adversely affected. This could impact their financial stability, their ability to pay for our services and their demand for our services. While we strive to manage these risks through careful market analysis and strategic planning, there can be no assurance that we will be able to fully manage these risks. If our customers are adversely affected, or if we fail to find customers for our Megawatt Hubs, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Even if this offering is successful, we will need to obtain substantial additional funding to develop the projects in our growth pipeline and pursue new growth opportunities, and we may need to raise additional capital sooner than we currently expect.
Our business is capital-intensive and we rely on the availability of various debt and equity financing sources, as well as monetization of tax credits, to finance the development and construction of our projects. Since inception, we have financed our operations primarily through the issuance and sale of equity and debt. Our future success depends on our ability to raise capital from third-parties to grow our business.
We estimate that our net proceeds from this offering will be approximately $         million, based on an assumed initial public offering price of $          per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with the proceeds from any future debt or equity financings and project finance facilities, to fund capital expenditures for our projects and otherwise expand our operations. To the extent that our liquidity, together with cash flows generated by our operating assets, is not sufficient to fund our development projects, we may be obligated to seek additional equity or debt financing to continue our operations.
We cannot be certain that additional funding will be available on acceptable terms or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to decrease our headcount and/or be unable to fully execute our business plan, and it could have a material adverse effect on our business, financial condition or results of operations. Additionally, we may need to adjust the timing of our planned capital expenditures and project development depending on the availability of such additional funding. Such financing may result in dilution to stockholders, the imposition of burdensome debt covenants, financial covenants and repayment obligations or other restrictions that may affect our business.
A variety of factors beyond our control could impact the availability or cost of capital, including, but not limited to, the valuations of our assets, domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, corporate tax policy, governmental and tax incentives, the adoption of new or amended banking or capital market laws or regulations, the repricing of market risks and volatility in capital and financial markets, risks relating to the credit risk of our customers and the jurisdictions in which we operate, the effect of competing technologies and market developments, as well as general risks applicable to the energy sector. Our financing costs could increase or future borrowings or equity offerings may be unavailable to us or unsuccessful, which could cause us to be unable to pay or refinance our indebtedness or to fund our other liquidity needs.
Our limited operating history and rapid growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
We were founded in 2009 and have experienced rapid growth in revenue, adoption of our solutions and services and other metrics that we believe are important to assessing our business. In addition, we operate in highly competitive markets characterized by consolidation among traditional utilities and rapidly emerging technological advances, primarily in renewable energy technologies. Our business has evolved, and we expect it to continue to evolve, over time to remain competitive. Our limited operating history, evolving business, rapid growth and ambitious goals make it difficult to evaluate our future prospects and the risks and challenges we may encounter, and may increase the risk that we will not continue to grow at or near historical rates. Further, these factors may make it difficult for us to achieve our stated milestones and goals, and to accurately project the future performance of our business.
If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.
We have a history of losses and may not be able to achieve or sustain profitability in the future.
We have incurred significant net losses to date, and we expect we will continue to incur net losses for the foreseeable future. We experienced net losses of $20.2 million and $14.3 million for the years ending December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $109.4 million. Because the market for our solutions has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. Overall growth of our revenue depends on a number of factors, including:
•our ability to attract new customers and expand sales to our existing customers;
•our ability to continue to develop and offer solutions that are superior to those of competitors;
•our ability to operate assets as intended;
•our ability to complete construction for our projects;
•our ability to enter into contracts at profitable rates; and
•the market rate of RECs.

In addition, we expect our operating expenses to increase significantly over the next several years, as we continue to hire additional personnel, expand our operations and infrastructure and continue to develop our solutions. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future.
A significant portion of our revenue comes from a small number of customers and this could make our revenue more volatile and less predictable, negatively impacting our financial performance and business stability.
Our customer base is concentrated with DTE Energy, Inc., Haviland Drainage Products Inc., Green Magic LLC, Whirlpool Corporation and Ball Metal Beverage Container Corp., each accounting for more than 10% of our revenue for the year ended December 31, 2023, and Goldman Sachs Asset Management, L.P., Lion Technology Inc., Whirlpool Corporation and Ball Metal Beverage Container Corp., each accounting for more than 10% of our revenue for the year ended December 31, 2022. Whirlpool Corporation, Ball Metal Beverage Container Corp. and DTE Energy, Inc. each accounted for more than 10% of our accounts receivable for the year ended December 31, 2023, and Whirlpool Corporation, Ball Metal Beverage Container Corp. and Lion Technology Inc. each accounted for more than 10% of our accounts receivable for the year ended December 31, 2022. Our customers are able to terminate their agreements with us for convenience on limited notice subject to payment of a make-whole amount, and these agreements are non-exclusive. Our customer base is also geographically concentrated, as each of our customers accounting for over 10% of our revenue for the years ended December 31, 2023 and 2022 are located in northwest Ohio, increasing the risk associated with our customer concentration. See Note 16, Reportable Segments, for additional details.
If one of these customers were to default on their payments, reduce their demand for our services or terminate their relationship with us, our revenue could decline and it could have a material adverse effect on our business, financial position and results of operations. These negative effects could also be exacerbated by customer consolidation, changes in demand for renewable energy, changes in mandates for technologies or solutions provided by our customers, selection of competitors by our customers, customer bankruptcies, pricing competition, extreme local weather or local power grid disruption, any one of which may result in even fewer customers accounting for a high percentage of our revenue.
Our success and ability to maintain our first-mover advantage and competitive edge will depend on our ability to attract new customers and continue to diversify our customer base.
The turbines for all of our operating wind energy projects have been supplied by a single supplier, and other components we rely on to build our projects have also been supplied by single or limited suppliers. Any disruption in the operations of key suppliers could adversely affect our business and results of operations.
The turbines for all of our operating wind energy projects have historically been supplied by Goldwind USA Inc., making us susceptible to quality issues, shortages, bottlenecks and price changes. We are currently evaluating new turbine suppliers, and we expect to continue to rely on a single turbine supplier in keeping with our “design one build many” philosophy. We similarly depend on and may in the future depend on single-component third party suppliers for other electrical components, including but not limited to transformers. Our dependence on Goldwind USA Inc. and other single-component third-party suppliers exposes us to challenges and risks in ensuring that we maintain adequate equipment of acceptable quality for our projects. For example, a technical challenge resulting from components of our single turbine manufacturer could result in a broader impact and more downtime than would otherwise be the case if we had a distributed supply chain with multiple turbine suppliers, which was the case in connection with the mechanical failure at one of our turbines earlier this year. See “—We provide complex and specialized solutions that are standardized across our operations, and we could be adversely affected by quality issues, which may give rise to defects, safety failures or the perception of quality issues or safety failures” above for additional information. We have experienced, and may in the future experience, a delay or disruption in our supply chain and/or our current suppliers may not continue to provide us with the requisite equipment in our required quantities or to our required specifications and quality levels or at attractive prices. If we are unable to enter into or maintain commercial agreements with these suppliers on favorable terms, or if these suppliers experience unanticipated delays, disruptions or shutdowns or other difficulties with its supply of equipment or materials to meet our requirements, we may be unable to adequately meet anticipated demand for our solutions or we may only be able to offer our solutions at higher costs or after delays. If our suppliers cease or reduce production, we may be unable to quickly identify alternate suppliers or to qualify alternative components on commercially reasonable terms, and we may be unable to satisfy customer demand. The acquisition of any of our suppliers, including by one of our competitors, could also limit our access to such components and require significant redesigns of our offerings or installation procedures and have a material adverse effect on our business, financial condition and results of operations.
Short-term and long-term variations in wind and solar resources could significantly affect our revenue.
Our revenue is significantly dependent on the availability and predictability of wind and solar resources and our ability to accurately forecast the amount of energy we can generate from these resources, and if wind or solar conditions are unfavorable our energy production and related revenue may be substantially below our expectations. Our ability to generate energy from these resources can be affected by a variety of factors, including weather patterns, climate change and seasonal variations. In the short term, naturally occurring changes in wind and solar conditions have, over some periods, led to lower-than-expected energy production, which has negatively impacted our revenue in the past, and we anticipate that such naturally occurring variations will continue to occur in the future and may negatively impact our revenue. In the long term, changes in climate patterns could affect the availability or predictability of wind and solar resources, which could impact our ability to plan our operations and investments effectively.
We use forecasting models to predict wind and solar resources, which are based on a variety of factors, including historical weather data, geographical and topographical information and advanced meteorological models. However, there can be no assurance that these forecasts will be accurate, and they may be impacted by unexpected changes in weather patterns, inaccuracies in the historical data, errors in our calculations or the models we rely on or other unforeseen factors. If our energy forecasts are significantly inaccurate, we may be unable to meet energy production targets, fulfill our contractual obligations or plan our operations effectively, which could have a material adverse effect on our business, financial condition, results of operations and reputation. Furthermore, our estimates of wind and solar resources play a crucial role in certain of our KPIs, and if such estimates are incorrect, it could result in our KPIs being inaccurate, potentially materially so. See the section titled “Management’s Discussion and Analysis—Key Performance Indicators” for additional information.
Fluctuations in energy prices can directly impact our revenue and the demand for our services, potentially reducing the economic viability of our projects and negatively impacting our financial performance.
Our financial performance is sensitive to fluctuations in energy prices. Changes in the market price of electricity can directly impact the profitability of, and demand for, our solutions. Energy prices can be influenced by a variety of factors, including changes in supply and demand, regulatory policies and broader economic conditions. If energy prices decline significantly, it could reduce the economic viability of our projects, negatively impact our financial performance and make it more difficult for us to secure financing for new projects.
Demand for wind and solar power is affected by the price and availability of other fuels, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. To the extent renewable energy, particularly wind and solar, becomes less cost-competitive due to reduced government targets, increases in costs, new regulations, incentives that favor other forms of energy, cheaper alternatives or otherwise, demand for renewable energy could decrease.
Behind-the-meter, MW-scale wind and solar generation is an emerging industry with unique technical challenges. The slowing or stopping of the development or market acceptance of these projects may adversely affect our business, financial condition and results of operations.
Our solutions use MW-scale wind energy and solar energy in behind-the-meter applications, and such applications may not have been the originally-intended use. Our solutions are also being developed in a rapidly evolving industry that is subject to a high degree of uncertainty and presents unique technical challenges. Factors affecting the further development of our industry include, without limitation:
•continued growth in the adoption and use of behind-the-meter, MW-scale wind and solar generation;
•changes in customer demographics;
•changes in public tastes and preferences;
•the popularity or acceptance of our solutions; and
•government and quasi-government regulation of renewable energy, including on-site renewable energy.
If investments in our solutions become less attractive to investors, innovators and developers, or if our solutions do not continue to gain public acceptance or are not adopted and used by a substantial number of companies and other entities, it could adversely affect our business, financial condition and results of operations.
We may be adversely affected by emerging technologies that may over time impact capacity markets and the energy industry overall.
Research and development activities are ongoing in the renewable energy industry to provide alternative and more efficient technologies to produce and manage power, including wind, solar photovoltaic cells, nuclear, geothermal, hydrogen, energy storage and improvements in traditional technologies and equipment, such as more efficient gas turbines. Advances in these or other technologies could reduce the costs of power production to a level below what we have currently forecasted or render the technologies installed in our current projects obsolete. If we fail to keep pace with advances and innovations in energy-related technologies, such failure could have a material adverse effect on our business, financial condition and results of operations. Some emerging technologies, such as distributed renewable energy technologies, broad consumer adoption of electric vehicles and energy storage devices, could affect the price of energy generally. These emerging technologies may affect the financial viability of traditional utilities and could have significant impacts on market prices, which could ultimately have a material adverse effect on our business, financial condition and results of operations.
We enter into fixed-price contracts with our customers, and our failure to mitigate certain risks associated with such contracts may result in reduced operating margins, which could have a material adverse effect on our business, financial condition and results of operations.
Our contracts have been established on a fixed-price basis and commit us to a specific price that may also include a predetermined, fixed step up in rates, including a price per kilowatt of energy, even before the completion of the Construction Phase of any project. However, actual revenue or costs may be different from those we originally estimated and may result in reduced profitability or losses on projects. Some of these risks include:
•difficulties encountered on our large-scale projects related to the procurement of materials or due to schedule disruptions, supply chain disruptions, component performance failures, unforeseen site conditions or other factors that may result in additional costs to us, reductions in revenue, claims or disputes;
•our inability to obtain compensation for additional work we perform or expenses we incur as a result of unanticipated technical issues or deficient design, engineering information, components or materials;
•reliance on historical cost and/or execution data that is not representative of current conditions, including as a result of inflationary conditions and increases in labor and material costs;
•delays or productivity issues caused by weather conditions or other force majeure events;
•delays, disruptions or cancellations of our projects as a result of significant, unexpected costs;
•requirements to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts;

•difficulties in engaging third-party component manufacturers or materials suppliers, or failures by third-party component manufacturers or materials suppliers to perform, that result in project delays and cause us to incur additional costs; and
•modifications to projects that create unanticipated costs or delays.
As a result of one or more of these factors, we may incur losses or contracts may not be as profitable as we expect, and this could have a material adverse effect on our business, financial condition and results of operations.
The mismatch between the term of our Megawatt Hub agreement and the available duration of power purchase contracts could expose us to payment risk from customers.
Our current Megawatt Hub agreement is for a term of 15 years, and we expect future Megawatt Hub agreements will also provide for terms of 15 years, and provides our current customer with grid-connected power infrastructure for the duration of the agreement. However, energy can typically only be procured from utilities in blocks of four to five years, which requires us to renew or renegotiate our power purchases multiple times over the life of a Megawatt Hub agreement. Although the risk of fluctuating power costs is borne by the customer, a scenario where energy prices spike significantly after the initial procurement period could create challenges for Megawatt Hub customers. In such a situation, a customer may become unwilling or unable to continue purchasing power or may refuse to honor their lease obligations under the Megawatt Hub agreement, potentially leading to disputes or litigation. Any delays in resolving these disputes or collecting unpaid amounts due could adversely impact our revenue and cash flow, and if customers default on payments under these circumstances, it could have a material adverse effect on our business, financial condition and results of operations.
If our ongoing efforts to achieve our anticipated operational cost savings and implement initiatives to control or reduce our operating costs are not successful, our financial results and cash flows may be adversely affected.
Achieving our long-term financial results and cash flow goals depends significantly on our ability to control and/or reduce our operating costs. Generally, because many of our costs are affected by factors completely or substantially outside our control, we must seek to control or reduce costs through productivity initiatives. For example, the rapid pace of innovation among wind turbine manufacturers in recent years has led to short product cycles, early market introductions and faster time to market, all of which have and can lead to quality and execution issues, higher costs or other challenges to achieving profitability. We seek continued cost savings through lean operations and supply chain management. While controlling our cost base is important for our business and future competitiveness, there is no guarantee that we will achieve this goal. Additionally, cost savings anticipated by us are based on estimates and assumptions that are inherently uncertain and may be subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and may be beyond our control. We also expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and of applicable national securities exchanges, as well as legal, audit, investor relations, insurance and other administrative and professional services expenses. If we are not able to identify and implement initiatives that control and/or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date do not generate expected cost savings, our financial results could be adversely affected.
A significant portion of our revenue and expenses are derived from the sale and purchase of different types of RECs, and fluctuations in the price or availability of such RECs could significantly impact revenue and profitability.
A material portion of our revenue is derived from the sale of compliant RECs generated by our projects. A material portion of our expenses is derived from the purchase of Green-e eligible RECs generated by other facilities. The market for RECs is highly volatile and unpredictable, influenced by factors such as changes in government policy, supply and demand dynamics and broader economic conditions. Fluctuations in the price or availability of RECs could significantly impact our revenue and profitability. For instance, a decrease in REC prices or a surplus of RECs in the market could reduce the revenue we receive from REC sales. Conversely, changes in regulations or market conditions that reduce or eliminate the availability of RECs could increase our operational costs if we need to purchase RECs to meet regulatory requirements or contractual obligations or if RECs are eliminated.

There can be no assurance that we will be able to fully mitigate the potential impacts of REC market volatility and changes in government REC policy on our business. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Significant disruptions in our supply chain, including the high cost or unavailability of raw materials and components essential to our business, could cause significant delays and cost overruns to planned project construction and installation, which could have a material adverse effect on our business, financial condition and results of operations, and our ability to execute our operations on a timely basis.
Our reliance on third-party suppliers, manufacturers and service providers to secure parts and components used in our solutions exposes us to volatility in the prices and availability of these parts, components and services and the underlying raw materials. As our supply chains extend into many different countries and regions of the world, we are also subject to global economic and geopolitical dynamics and risks associated with exporting or importing components to complete the Construction Phase of each project.
We operate in a supply-constrained environment and are facing, and may continue to face, supply-chain shortages, inflationary pressures, shortages of skilled labor, transportation and logistics challenges and manufacturing and construction disruptions that impact our revenue, profitability, cash flow and timeliness in fulfilling customer orders. To manage the impact of supply chain shortages and inflationary pressures, we have sought, and may continue to seek, to negotiate long-term agreements with suppliers, develop relationships with alternative suppliers, drive productivity initiatives in our operations, provide training to our employees, develop alternate transportation routes, modes and providers, and share rising costs with our customers. These measures may not always be successful, and we expect supply chain pressures across our businesses will continue to challenge and adversely affect our operations and financial performance for some period of time.
Disruptions in deliveries, capacity constraints, production disruptions up-or down-stream, price increases, cyber-related attacks or decreased availability of component parts, including as a result of war, natural disasters, actual or threatened public health emergencies or other business continuity events, adversely affect our operations and, depending on the length and severity of the disruption, could limit our ability to construct or install our solutions on a timely basis and could harm our financial results. Additionally, nonperformance or underperformance by a third-party supplier has previously materially impacted our ability to perform obligations to our customers. Although this has not resulted in a customer terminating their contract with us, any future nonperformance or underperformance by third-party suppliers may materially impact our ability to perform our obligations to our customers and result in a customer terminating their contract with us, exposing us to liability and substantially impairing our ability to compete for future contracts and orders.
Furthermore, we depend on multiple routes and modes of transport to acquire components and materials used in our operations. We are vulnerable to disruptions in transport and logistics activities due to weather-related problems, strikes, lockouts, inadequacy of roadways, transportation infrastructure and port facilities or other events. We are also subject to fluctuations in the costs of transportation. We may be unable to store components and materials sufficient for more than a limited period of time, which increases our dependence on efficient logistics. In addition, during transport and shipping, the components we purchase from others may become damaged. Such factors could also result in liability and significant reputational harm. These factors could adversely impact our ability to deliver quality solutions and services to our customers and could have a material adverse effect on our business, financial position and results of operations.
If our projects fail to meet particular development, operational or performance benchmarks, our customers or other counterparties may have the right to terminate the applicable REAs, Interconnection Agreements or any related letters of commitment, require us to pay damages, or reduce the amount of energy such projects sell. Our customers or other counterparties could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.
If our projects fail to meet particular development, operational or performance benchmarks related to, among other things, energy production and project availability, within specified time periods, some of the REAs and Interconnection Agreements or related letters of commitment in our portfolio provide that such failure constitutes a default or event of default. These provisions may provide the applicable customers or other counterparties with rights to, among other things, terminate the applicable REAs and Interconnection Agreements or related letters of commitment or require us to pay damages under such REAs or Interconnection Agreements. Additionally, in certain situations we agree to include a “total plant shut down” clause in our REAs, which, when triggered, results in a full termination of the customer’s obligations following a 90-day period during which such customer must continue to pay for energy production, regardless of whether the energy is actually used. We cannot guarantee that our renewable energy project development will meet historical or projected rates of development. Our energy production or our projects’ availability could be less than historical levels or less than we have projected due to various factors, including unexpected solar or wind conditions, natural disasters, equipment underperformance, operational issues, changes in law or actions taken by third parties. If our projects fail to meet the applicable development or operational benchmarks specified in REAs, Interconnection Agreements or other agreements or letters of commitment, and our customers or other counterparties elect to enforce their rights under these agreements, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We face competition from traditional regulated utilities as well as other energy market participants including, but not limited to, independent power producers, competitive retail suppliers, wind and other renewable energy companies and providers of high voltage on-site energy services.
The energy industry generally, and the renewable energy industry in particular, is highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our primary competitors are the established regulated utilities that supply energy to industrial customers and emerging industrial customers. We compete with these utilities primarily based on price, predictability of price and the ease by which industrial customers and emerging industrial customers can utilize our solutions to reduce their dependency on the power grid or more effectively connect to and utilize the power grid for energy intensive operations. If we cannot offer compelling value to customers based on these factors, then our business and revenue will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, utilities may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can, and accordingly capture significant market share. Given their size and resources, traditional utilities may be able to compete more effectively than us by investing in modernizing their infrastructure and decarbonizing their products. Furthermore, these competitors are able to devote substantially more resources and funding to regulatory and lobbying efforts.
With respect to our Megawatt Hubs solution, we face emerging competition from established private financial and investment firms, several of which have publicly announced intentions to expand investment in fixed and mobile data centers and the related infrastructure, which is a core use case for our solution. These institutions are currently primarily focused on building and owning large fixed and mobile data centers and power generation for those fixed and mobile data centers, which requires long lead times to construct, or extensive capital to acquire. However, as these facilities become operational, our competitors may be able to offer power to customers more efficiently and in a more cost-effective manner, in part due to their higher degree of brand recognition, differing business and pricing strategies and greater capital resources than we have. To the extent these competitors are able to develop competing services faster or more efficiently than we are, or to attract customers more successfully than we can, our business prospects may suffer.
As the energy and power industry grows and evolves, we will continue to face existing competitors as well as new competitors who are not currently in the market (including those resulting from the consolidation of existing competitors) that achieve significant developments in alternative technologies or new products. Our success depends on our ability to continue to develop our solutions and to provide our existing and future customers with solutions that attract them to us. The energy and power industry is also subject to consolidation, as larger companies and utilities seek to acquire smaller power providers to increase their market share, diversify their holdings or achieve economies of scale. Our failure to adapt to changing market conditions, to compete successfully with existing or new competitors and to adopt new or enhanced technologies could limit our growth and have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our operations and growth effectively, we may be unable to execute our business strategies, take advantage of market opportunities, meet our tax equity financing commitments or respond to competitive pressures.
We have experienced significant growth in scale and demand in recent periods. Our business strategy and success rely on our ability to scale our project delivery capabilities, as well as to strategically develop, deploy and commercialize new technologies. This requires management to devote a significant amount of time and effort to maintain and expand our relationships with customers, suppliers, regulators and other third parties, attract new customers, arrange financing for our growth and manage the expansion of our business. In addition, our current and planned operations, personnel, information technology and other systems and procedures might be inadequate to support our growth and may require us to make additional unanticipated investments in our infrastructure or personnel. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our operations and growth, we may be unable to meet our expectations regarding growth, opportunity and business targets, take advantage of market opportunities, execute our business strategies, meet our tax equity financing commitments or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. These risks are further magnified by our approach of vertical integration, as a result of which we are responsible for the development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects. Any failure to effectively manage our operations and growth could have a material adverse impact on our business, financial condition, results of operations and reputation.
We are dependent on suitable locations for projects, and any difficulty in securing such land, whether through lease or purchase, could delay or prevent project development, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Our solutions require access to suitable locations that need to be accessible for construction, maintenance and operational activities, and are acceptable to regulators and local communities. Our Wind for Industry, Net Zero and ManagedHV solutions also require access to certain resources such as sufficient wind and/or solar resources. There is a risk that we may have difficulty securing access to suitable locations for our projects, either through lease or land purchase, which could be due to competition from other developers, regulatory restrictions, opposition from local communities, land availability or other factors. If we are unable to secure access to suitable locations, it could delay or prevent the development of our projects, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We often have to buy land for our projects and operations, which exposes us to increased costs and other risks related to land ownership, such as environmental liabilities, property taxes, zoning issues and security. We also hold land purchase options, which may expire before we exercise such options. The impact of land ownership could have a material adverse effect on our business, financial condition and results of operations.
We also have lease arrangements with certain customers and other counterparties. As a result, we may be subject to the possibility of less desirable terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. Although we have obtained rights to construct and operate these assets pursuant to lease arrangements, the rights to conduct those activities are subject to certain exceptions, including the term of the lease arrangement. These leases could be terminated, not renewed or subject to unfavorable terms, which could disrupt our projects and operations, increase our costs or reduce our revenue. It could also expose us to disputes or legal proceedings related to the leases, negatively impacting our financial performance and our relationships with our customers and counterparties.
Our projects also depend on our ability to use and enjoy the real property rights that we have acquired, which may be adversely impacted by the inability to obtain or renew necessary licenses, rights-of-way, permits or other approvals, as well as a defect in title or the rights of lienholders, leaseholders or others that are superior to those of the grantors of those real property rights to us. This could disrupt our projects, increase our costs or result in disputes or legal proceedings. If our use and enjoyment of real property rights are adversely affected, it could negatively impact our financial performance, our relationships with our customers and partners and our ability to execute our business strategy.
Our success significantly depends on our key personnel, as well as our ability to attract, train and retain talented employees, and the loss of these individuals could have a material adverse impact on our business, financial condition, results of operations and growth prospects.
Our success depends significantly on the skills, experience and efforts of our key personnel, and the loss of one or more key executives could have a negative impact on our business. These individuals play critical roles in managing our operations, developing our strategy and maintaining our relationships with customers, partners and regulators. In particular, we are dependent on the services of our Chief Executive Officer, Mr. Kent, who may terminate his employment with us at any time. There is a risk that we may lose one or more of our key personnel, including Mr. Kent, due to retirement, competition from other employers or other reasons. If we lose any of our key personnel and are unable to find suitable replacements, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Further, while we maintain key person insurance on certain of our key personnel, including Jereme Kent, such insurance may not be sufficient to mitigate the loss of our key personnel. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options and other equity incentive awards that vest over time. The value to employees of these equity incentive awards that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our team may terminate their employment with us on short notice. Our employment agreements with our key employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.
Our ability to compete in the highly competitive energy market similarly depends upon our ability to attract, train and retain qualified and talented employees, including highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior engineers and construction personnel. We have had, and may continue to have, challenges in attracting the talent we need due to a variety of factors, including that we are a growth company and that we operate in rural areas. Rural areas may not be attractive to potential employees, including individuals that may specialize in highly sought-after disciplines, such as engineering, due to their remote location, limited amenities or other factors. We may also be subject to the loss of talented employees due to a variety of factors, including other companies’ efforts to hire from our skilled workforce. If we are unable to attract, train and retain the talent we need, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Our success significantly depends on the leadership, vision and public persona of our outspoken Chief Executive Officer, and potentially controversial or potentially negatively perceived public statements could result in reputational harm, legal or regulatory challenges, volatility in stock price and distractions for management and employees.
Our success significantly depends on the leadership, vision and public persona of Mr. Kent, who is known for his outspoken nature. Mr. Kent’s public statements, which may potentially be controversial or perceived negatively by customers, investors, regulators or the public, could result in reputational harm or legal or regulatory challenges. These statements could also lead to volatility in our stock price, as investors may react strongly to Mr. Kent’s comments or actions. Furthermore, Mr. Kent’s high-profile status could create distractions for our management and employees, potentially diverting focus from primary business objectives. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
We expect to grow the size of our organization, and we may experience difficulties in managing this growth.
As of                   , 2024, we had        employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional engineering, research, development, quality assurance, statistical analysis, managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations, including potentially for in-

house manufacturing capabilities. Future growth would impose significant added responsibilities on members of management, including:
•Identifying, recruiting, integrating, maintaining and motivating additional employees;
•Managing our internal development efforts effectively, while complying with our contractual obligations to third parties; and
•Improving our operational, financial and management controls, reporting systems and procedures.
Our future financial performance will depend, in part, on our ability to effectively manage any future growth, and our management may have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
We currently rely and for the foreseeable future will continue to rely on certain independent organizations, advisors and/or consultants to provide certain services. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed and at a reasonable cost, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our growth may be impaired. There can be no assurance that we will be able to manage our existing consultants or find other competent contractors and consultants on economically reasonable terms, or at all.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to grow our business.
Our ability to generate revenue and achieve profitability depends on timely project development while managing development costs, and any delays could increase costs, delay revenue generation and negatively impact our financial performance.
Our ability to generate revenue and achieve profitability depends on our ability to develop our Megawatt Hub, Wind for Industry, Net Zero and ManagedHV projects on schedule. Such projects are novel solutions that present novel challenges, and project development can be subject to a variety of delays due to permitting issues, supply chain disruptions, construction challenges, adverse weather conditions or other factors. If our projects are delayed, it could increase our costs, delay our revenue generation and negatively impact our financial performance, which could also damage our reputation and our relationships with our customers and partners among other impacts.
Our projects are also capital-intensive. Our inability to effectively manage capital expenditures, or delays to bringing our projects online and into revenue-producing operation, could have a material adverse effect on our business, financial condition and results of operations.
The development, construction and operation of energy and power projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits may require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In other cases, these permits may require compliance with terms that can change over time. We cannot predict whether all permits required for a given project will be granted or processed in a timely manner, or whether the conditions associated with the permits, as such conditions may change over time, will be achievable. The denial or loss of a permit essential to a project, or the imposition of impractical or burdensome conditions upon renewal or over time, could impair our ability to construct and operate a project or repower or make modifications following construction. In addition, we cannot predict whether seeking the permits will attract significant community, utility or other opposition or whether the permitting process will be lengthened due to complexities, legal claims, moratoria or appeals. Delay in the review and permitting process for a project can impair or delay the ability to develop, construct or operate a project or increase the cost such that the project is no longer profitable for us.

Our projects often also require the support and acceptance of the communities in which they are located. However, we have in the past and may in the future face community opposition to our projects due to concerns about environmental impact, noise, visual aesthetics or other factors. Community backlash could make it more difficult for us to obtain necessary permits or could lead to protests, legal challenges, moratoria or other actions that disrupt our operations. This could delay or prevent the development or operation of our projects and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Damage to our brand and reputation or failure to expand our brand could have a material adverse effect on our business, financial condition and results of operations.
We depend significantly on our brand and reputation of offering high-quality power solutions, engineering and customer service to attract industrial customers and grow our business. If we fail to continue to deliver our solutions within the planned timelines, if our solutions do not perform as anticipated or if we damage any of our industrial clients’ facilities, cause interruptions to their operations or cancel projects, our brand and reputation could be significantly impaired. We also depend greatly on referrals from our industrial clients for our growth. Therefore, our inability to meet or exceed our clients’ expectations would harm our reputation and growth through referrals.
Our brands, including One Power Company, are important assets that help us to differentiate our services and build relationships with our customers. If we were unable to achieve or maintain a similar level of brand recognition as our competitors, some of which may have a broader brand footprint, more resources and longer operational history, we could lose recognition in the marketplace among prospective customers, suppliers and other partners, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We typically bear the risk of loss and the cost of maintenance, repair and removal on the energy systems that we install that are used by our customers.
We typically bear the risk of loss and are generally obligated to cover the cost of maintenance, repair and removal for any energy system that we install. At the time we install an energy system used by our customers, we enter into an REA where we agree to operate and maintain the system for a fixed fee per kilowatt hour, and this fixed fee is calculated to cover our future expected maintenance costs. If our energy systems require repairs above our estimates at the beginning of the project, we would need to perform such repairs without additional compensation. If our energy systems are damaged as the result of a natural disaster or other event beyond our control, losses could exceed or be excluded from our insurance policy limits, and we could incur unforeseen costs that could have a material adverse effect on our business, financial condition and results of operations. We may also incur significant costs for taking other actions in preparation for, or in reaction to, such events. We purchase property insurance with industry standard coverage and limits to hedge against such risk, but such coverage may not cover our losses.
At the end of their operational life, our wind and solar projects will need to be decommissioned. Decommissioning involves the removal and disposal of equipment, site restoration and potentially other activities. There is a risk that we may face significant expenses related to the decommissioning of our projects. These expenses could be due to regulatory requirements, contractual obligations or unforeseen complications. If we face significant decommissioning expenses, it could have a material adverse effect on our business, financial condition and results of operations.
Our insurance coverage may not be sufficient to cover all potential liabilities, which could result in substantial out-of-pocket costs and could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to certain risks inherent in our business such as equipment failure, manufacturing defects, natural disasters, climate change, terrorist attacks, cyber-attacks and sabotage, and we are affected by international, national, state and local events. In addition, we may be subject to contractual liabilities arising out of bodily injury, personal injury or property damage to third parties, and our insurance policies covering such matters are subject to policy limits. Our insurance coverage may not cover all events that could give rise to a loss or claim involving our operations or assets for a variety of reasons, including but not limited to limitations or exclusions in our insurance policies, changes in the nature or scale of our operations or the occurrence of incidents or liabilities that were not anticipated when our insurance coverage was arranged. If our insurance coverage is insufficient to cover a significant liability, it could result in substantial out-of-pocket costs, which could have a material adverse effect on our business, financial condition and results of operations.
Moreover, broader losses in the insurance market could affect our insurance pricing, potentially increasing operating costs and negatively impacting financial performance if insurance costs significantly increase, and exposing us to additional risks if it limits the ability to obtain necessary insurance coverage. Such losses may be due to large-scale disasters, financial difficulties among insurers, regulatory changes or other factors. If our insurance costs increase significantly, it could increase our operating costs and negatively impact our financial performance. It could also limit our ability to obtain the insurance coverage we need, which could expose us to additional risks.
Unavailability of warranty extensions or failure of warranty providers to fulfill their obligations could result in unexpected costs and operational disruptions.
We frequently purchase product quality and performance warranties from our equipment suppliers as part of our risk management strategy. However, suppliers may fail to fulfill their obligations or the warranty may be insufficient to compensate for all losses or cover a particular defect. In addition, our current warranties typically expire five years after the date of equipment delivery or commissioning, with the option to renew, and are subject to liability limits, and these warranties may not be available for extension when they expire. If installation is delayed, we may lose all or a portion of the benefit of a warranty. Any of these conditions could result in unexpected repair or replacement costs if the equipment fails or malfunctions, and could lead to operational disruptions if the equipment failure is not addressed promptly. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Changes in public perception around renewable energy and large manufacturers, as well as our involvement with large industrial facilities, could reduce demand for our services or those of our customer base, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Our success depends significantly on public support and demand for renewable energy, as well as our ability to anticipate and respond to changing consumer preferences, which can be influenced by a variety of factors, including changes in energy prices, reliability, technological developments, political sentiment and government policies (including tax incentives), media coverage and public awareness of climate change. Any of these factors may also cause demand for our solutions and services to decline or grow more slowly than we anticipate, make it more difficult for us to secure necessary permits or approvals or increase public opposition or protests against our solutions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Similarly, if investor appetite for renewable investments decreases it will be more difficult for us to finance our projects and it may increase our cost of capital.
Our projects also provide solutions and services to large industrial and manufacturing facilities, which may be associated with high levels of energy consumption and environmental impact. There is a risk that our involvement with these facilities could lead to negative perceptions about our commitment to sustainability and environmental responsibility, which could negatively impact us in various manners including, but not limited to, damaging our reputation, damaging our relationships with customers and stakeholders and negatively impacting our market share and revenue. We strive to manage this risk, but there can be no guarantee that these efforts will be sufficient to prevent or mitigate negative perceptions.
Our business model relies on providing solutions to established and emerging industrial manufacturing facilities. To the extent there is a broader social backlash against such manufacturing and industrial producers, our customer base could be impacted, which could have a material adverse effect on our business, financial condition and results of operations.

Our employees, including certain members of our executive team, are involved in high-risk activities such as construction and electrical work, carrying inherent risks of workplace injuries, potentially leading to significant costs, operational disruptions, reputational harm and impact on our ability to attract and retain skilled employees.
Our operations involve inherently dangerous tasks, including heavy lifting, working with high-voltage electrical systems and other activities that carry significant safety risks. Some of our employees, including certain members of our executive team, are involved in high-risk activities as part of their job responsibilities, including construction, electrical work and other potentially hazardous tasks. Despite our commitment to employee safety and our adherence to industry safety standards and regulations, these activities could potentially result in personal injury or other harm to our employees and members of our executive team, and any accident involving a member of our executive team could lead to temporary or permanent loss of key leadership, and potentially impact our ability to make strategic decisions. Employee injuries could also result in significant costs, including medical expenses, workers’ compensation claims and potential legal liability. Injuries may also lead to operational disruptions, harm our reputation and negatively impact our ability to attract and retain skilled employees. While we have safety protocols in place and provide ongoing safety training to our employees, and while we maintain insurance to cover potential liabilities related to workplace injuries, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Engineering mistakes and employee negligence or misconduct could lead to system failures, safety incidents, project delays and increased costs.
Our operations involve complex engineering tasks related to the design, installation and maintenance of wind and solar energy systems, power infrastructure and related equipment. Despite our best efforts to ensure the highest standards of engineering, there is a risk of engineering mistakes due to human error, inadequate design, technical failures, insufficient data or unforeseen complications in the project environment, among others. Additionally, while we have policies and procedures in place to promote responsible behavior, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of negligence or improper actions of our employees.
Engineering mistakes or employee negligence or misconduct could lead to a wide range of negative outcomes, including system failures that compromise the operational integrity of our projects, creating costly and time-consuming rework. Errors in design or construction, or employee negligence or misconduct, could also result in safety incidents, potentially causing injuries or fatalities to workers or third parties, and exposing us to significant legal liabilities, regulatory penalties or costly litigation. In some cases, such mistakes, negligence or misconduct could result in damage to critical infrastructure or property, further increasing repair costs and project delays.
Project delays may disrupt the planned timeline for completion, delaying the commencement of operations and postponing the generation of revenue. These delays can also trigger financial penalties, breach of contract claims or additional contractual obligations with customers, investors or project partners. In the event that engineering mistakes lead to suboptimal performance or early failures of installed systems, we could face warranty claims, reduced project profitability and loss of customer trust. Moreover, any safety incidents or high-profile failures linked to engineering mistakes or employee negligence or misconduct could harm our reputation in the market and diminish confidence in our technical expertise. This reputational damage could impact our relationships with existing customers and make it more difficult to secure future projects.
Additionally, the increased costs associated with rework, repairs or addressing the consequences of engineering errors could strain our financial resources, reduce profitability and divert attention from other critical areas of our operations.

Our internal emergency response team, which plays a critical role in managing emergencies during our operations, exposes us to the Health Insurance Portability and Accountability Act , or HIPAA, and licensing responsibilities, and any failure to perform their responsibilities could result in penalties, legal liability or damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.
Our internal emergency response team plays a critical role in managing medical and other emergencies that may arise during our operations. However, there is a risk that our emergency response team could fail to adequately respond to an emergency, which could exacerbate a medical event or condition or even lead to death. Such an event could result in significant legal liability and harm our reputation. While we have training and protocols in place for our emergency response team, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of these risks. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Our internal emergency response team also maintains multiple licenses, including from the U.S. Drug Enforcement Agency. These licenses are critical to our ability to respond effectively to emergencies and to ensure the safety and well-being of our employees and the communities in which we operate. However, there is a risk that our emergency response team may fail to comply with the conditions of these licenses. This could be due to oversight, misunderstanding of the license conditions or unforeseen complications. Non-compliance could result in penalties, the suspension or revocation of our licenses and damage to our reputation. This could negatively impact our ability to respond to emergencies and our overall operations.
Through our internal emergency response team, we maintain a limited number of medical records, which are subject HIPAA. While we have systems in place to comply with HIPAA’s requirement that we protect the privacy and security of these records, there is a risk that we may fail to comply with HIPAA. This could be due to oversight, misunderstanding of the regulations or technical failures. Non-compliance with HIPAA could result in breaches of privacy, penalties, legal liability and damage to our reputation.
Unexpected events, such as natural disasters, geopolitical conflicts, pandemics and other events beyond our control, may increase our cost of doing business or disrupt our operations.
The occurrence of one or more unexpected events, including geopolitical conflicts, acts of terrorism or violence, cyber intrusions, disruptions and other cyber-related events, civil unrest, fires, tornadoes, tsunamis, hurricanes, earthquakes, floods and other forms of severe weather and changing weather patterns in regions in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, component failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our project sites, temporary or long-term disruption in the supply of components from local and international suppliers and disruption and delay in the transport of components to our project sites. Furthermore, our solutions and components of our solutions could be damaged or energy production could be limited by severe weather, such as wildfires, hailstorms, lightning, tornadoes or freezing temperatures and other winter weather conditions. These events could also degrade equipment or components and the interconnection and transmission facilities’ useful lifetimes or maintenance costs.
A public health epidemic or pandemic poses the risk that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions or other actions that may be requested or mandated by governmental authorities, or that such epidemic or pandemic may otherwise interrupt or impair business activities. Existing insurance coverage may not provide protection for all the costs that may arise from such events, and any incidents may result in loss of, or increased costs of, such insurance. In addition, while we have disaster recovery and business continuity plans (including those relating to our information technology systems), they may not be fully responsive to, or capable of eliminating or materially minimizing losses associated with, catastrophic events. As a result, any business disruption could have a material adverse effect on our business, financial condition and results of operations.

Adverse changes in economic or geopolitical conditions, particularly in locations where our suppliers and manufacturers are located, as well as concerns about a range of other external factors including changes to the global supply chain, changes in import tariffs or trade policies, developments in energy prices, inflation, interest rates, changes in government monetary or fiscal policies and labor market challenges, could have a material adverse effect on our business, financial condition and results of operations and may adversely impact the demand for our solutions. Inflationary and interest rate conditions may increase our cost of capital and could reduce the number of customers who purchase our solutions as credit becomes more expensive or less available. The consequences of ongoing geopolitical conflicts have also caused and may continue to cause disruption and instability in global markets, supply chains and industries that negatively impact our business, financial condition and results of operations and pose reputational risks. For example, the ongoing conflict between Russia and Ukraine has impacted the power infrastructure market, constraining supplies of transformers and parts for transformers. In addition, our customers and suppliers could be affected directly by an economic downturn and some could face credit issues or cash flow problems that could give rise to payment delays, increased credit risk, bankruptcies and other financial hardships, which could adversely impact customer demand for our solutions as well as our ability to manage normal commercial relationships with our customers and suppliers. Depending on their severity and duration, the effects and consequences of global economic and political conditions could have a material adverse effect on our business, financial condition and results of operations.
Customer defaults on payment obligations could lead to lost revenue and increased costs.
Our long-term contracts are for a period longer than 10 years, and are typically for 20 years, and our short-term contracts are for a period of less than 10 years, and in each case require our customers to make monthly payments to us. Our financial performance depends significantly on the timely payment of invoices by our customers. There is a risk that one or more of our customers may default on their payment obligations. This could be due to their financial difficulties, disputes over the quality or delivery of services or other reasons. In particular, our Megawatt Hub customer base is, and our prospective customers are expected to be, composed of new and emerging companies, which have a higher risk of failure, default and bankruptcy. Customer defaults or bankruptcies could result in lost revenue and increased costs due to the need for debt collection efforts or legal proceedings, or otherwise expose us to increased liability with respect to our project investors. This could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We may grow our operations or operating portfolio of projects opportunistically through acquisitions, which involve numerous risks.
We may opportunistically elect to expand our operations or grow our operating portfolio through acquisitions from time to time based on our management’s evaluation of the energy market. Acquisitions involve numerous risks, including exposure to existing and future liabilities and unanticipated post-acquisition costs associated with the pre-acquisition activities by acquired projects, difficulty in integrating acquired projects into our business, and, if a new project operates in a new market, the risks of entering a market where we have limited experience. For example, projects may be acquired from parties that have made inaccurate representations, which would expose us to existing and future liabilities.
Upon consummation of an acquisition of a renewable energy project or a company, such acquisition will also be subject to many of the risks set forth elsewhere in this prospectus. Additionally, we may risk overpaying for such projects or companies (or not making acquisitions on an accretive basis). While we will perform due diligence on prospective acquisitions, we may not discover all potential risks, operational issues or other problems affecting such projects or companies. Additionally, acquisitions might not perform as expected or the returns from such acquisitions might not support the financing utilized to acquire them or maintain them. A failure to achieve the financial returns we expect when we acquire renewable energy projects or companies could have a material adverse effect on our business, financial condition and results of operations. At any given time, we may be in discussion with one or more counterparties. There can be no assurances that any such negotiations will lead to definitive agreements, or if such agreements are reached, that any transactions would be consummated.

As of           , 2024, our aggregate indebtedness was $          million. Such indebtedness requires us to satisfy certain interest and principal payment obligations and, as a result, could have a material adverse effect on our business, financial condition and results of operations. In addition, certain of our indebtedness contains covenants that could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional financing for such transactions.
As of         , 2024, our aggregate indebtedness was $         million, consisting of $           million of equipment financing and similar arrangements, $           outstanding under our subsidiary’s term loan agreement with RC4 OE Wind LLC, $        outstanding under our debt restatement and restructuring agreement with the CAS Trust, $          outstanding under a non-recourse promissory note issued to the CAS Trust, $           outstanding under our short-term borrowing facility with the CAS Trust and $              outstanding under our revolving borrowing facility with the CAS Trust. Certain of our existing indebtedness, including our indebtedness with respect to our equipment financing and similar arrangements, our subsidiary’s term loan agreement with RC4 OE Wind LLC, and our non-recourse promissory note issued to the CAS Trust, are secured by liens on our assets and/or assets of our subsidiaries.
If we fail to make required debt payments or if we fail to comply with covenants in our debt agreements, we would be in default under the terms of those agreements. A default would permit the holders of the indebtedness to accelerate repayment of this debt and, with respect to our secured indebtedness, foreclose against certain of our or our subsidiaries’ assets, and could cause defaults under other indebtedness that we have, any of which could have a material adverse effect on the trading price of our common stock and our business, financial condition and results of operations.
We may in the future incur additional debt, secure existing or future debt, recapitalize our debt or take a number of other actions that could have the effect of diminishing our ability to make payments under our indebtedness when due. If we incur any additional debt, the related risks that we face could intensify.
Furthermore, our indebtedness could adversely affect our ability to raise additional capital to, among other things, fund our operations or pay dividends. High levels of indebtedness could also increase our vulnerability to general adverse economic and industry conditions and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. It could also limit our flexibility in planning for or reacting to, changes in our business and our industry and place us at a competitive disadvantage compared to our competitors. This could have a material adverse effect on our business, financial condition and results of operations.
Many public and private independent power producers and distributed generation companies have failed, and we could face similar challenges that may threaten our ability to succeed.
The independent power producer and distributed generation sectors have a history of failures, driven by regulatory pressures, utility influence, market volatility and intense competition. We are exposed to the same risks that caused other companies in this space to fail, including changing regulatory landscapes, unfavorable policies driven by utility lobbying and competition from larger, financially stronger companies with established market positions. If we are unable to navigate these challenges effectively, access capital or compete on price and reliability, we may experience significant operational setbacks or financial losses. Ultimately, these factors could lead to material adverse impacts on our business, financial condition results of operations and long-term sustainability.
Rising inflation could increase our operational costs, limit our ability to achieve or maintain profitability, and adversely impact our financial condition, with potential effects magnified by our long-term fixed-rate contracts.
Inflation presents a significant risk to our business, particularly in relation to escalating costs for materials, labor, and construction, which are critical to our operations. The precise impact of inflation on our expenses is inherently difficult to forecast; however, sustained or substantial inflationary trends could significantly elevate our operating costs, including our maintenance, repair and replacement costs. This risk is intensified by our long-term contracts which have fixed-rate pricing structures, limiting our ability to adjust prices in response to rising costs. In periods of heightened inflation, we may face challenges in fully offsetting these increased expenses through cost-

saving measures or other ameliorative actions. If we are unable to sufficiently offset rising costs, this could lead to reduced margins and have a material adverse effect on our business, financial condition and results of operations. Additionally, if inflation impacts our customers’ costs and pricing, it could affect demand for our services and further exacerbate inflation-related risks to our financial stability.
Changes in utility rate-making policies could reduce our competitive advantage and impair our ability to serve industrial customers.
The reliability and economic stability of the power grid are critical to the economy and national security, making them a central focus of future political and regulatory decisions. Utility rate-making, at both the federal and state levels, will play a significant role in determining the financial landscape for power providers including us. If future rate-making policies favor smaller residential or commercial customers through preferential rates or subsidies, it could reduce the competitiveness of our solutions for large industrial customers. Such shifts could increase the financial burden on industrial companies, limit the demand for behind-the-meter and on-site power solutions and reduce the economic viability of our projects. If we are unable to adapt to these changes or offset the impact of unfavorable rate structures, our business, financial performance, results of operations and long-term growth prospects could be materially and adversely affected.
Changes in state-level net metering policies could reduce demand for our projects and negatively impact our customers’ operational costs.
Net metering policies, which allow customers to earn credit for excess electricity they generate and feed back to the grid, are regulated at the state level, and changes to these policies occur on a state-by-state basis. Although we are not directly affected by net metering, the removal or reduction of supportive net metering policies would affect the economic incentives for our customers to invest in behind-the-meter renewable generation solutions. In the absence of net metering, customers could face higher costs for energy usage, which would reduce the financial appeal of our renewable projects. Such changes could make it more challenging to attract new customers or retain existing customers, potentially limiting our growth in markets with adverse net metering changes. If state policies shift to reduce or eliminate net metering benefits, it could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Government Regulation and Legal Matters
Governmental policies may alter the demand mix for our solutions in unfavorable ways. Any reductions or the elimination of governmental incentives or policies that support renewable energy could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Parts of our business benefit significantly from government policies that support utility scale renewable energy and enhance the economic feasibility of such projects in regions in which we operate or plan to develop and operate renewable energy facilities. In the United States, the federal government and some state and other local governments provide incentives, such as tax incentives, renewable portfolio standards or feed-in-tariffs, that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind and solar energy facilities, and support the manufacture of components to be used in these facilities. As a result of budgetary constraints, political factors or otherwise, governments from time to time may review such laws and policies and take actions that would be less conducive to the development and operation of renewable energy facilities or to the manufacture of components for these facilities. Any reductions or the elimination of governmental incentives or policies that support renewable energy, such as the imposition of additional taxes or other assessments on renewable energy, could result in the lack of a satisfactory market for the development and/or financing of new renewable energy projects, our abandoning the development of renewable energy projects, reduced return on the manufacture of components for these facilities, a loss of our investments in such projects or reduced project returns from such projects or result in liability to our project investors. Additionally, a broad decline in public support or a rollback of policy support for renewable energy technologies could have a material adverse effect on our business, financial condition and results of operations.
In the United States, the IRA includes incentives for development and production of renewable energy. In particular, the IRA extends the availability of ITCs and PTCs to certain renewable energy projects. We and our project investors benefit from ITCs and PTCs (including any bonus tax credits) with respect to qualifying renewable energy projects, and accordingly we currently structure our ProjectCos such that 30% of the funding comes from ITCs. We rely on applicable tax law and published IRS guidance in structuring our ProjectCos and determining our ITC and PTC eligibility. In particular, we rely on an exception to the prevailing wage and apprenticeship requirements for obtaining bonus credits based on having begun construction on our projects prior to January 29, 2023, and we have not yet implemented the compliance, recordkeeping and certification requirements necessary to satisfy the complicated prevailing wage and apprenticeship requirements. However, the application of law and guidance regarding ITC and PTC eligibility to the facts of particular renewable energy projects is subject to a number of uncertainties. The IRS, Department of Treasury and Congress may modify existing guidance, regulations or laws with respect to the application of the IRA. It is possible that future changes may have a retroactive effect. We may face uncertainties as a result of efforts to pass legislation to repeal, substantially modify or invalidate some or all of the provisions of the IRA. Additionally, our operations and strategic plans may have to change if certain provisions of the IRA were to be repealed, modified or invalidated. Furthermore, there can be no assurance that the IRS will agree with our approach to determining eligibility for ITCs and PTCs in the event of an audit. Any of the foregoing items could reduce the amount of ITCs or PTCs available to us and our project investors. In this event, we could be required to adjust the structure or terms of participation in future ProjectCos or seek alternative sources of funding for renewable energy projects, each of which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects. We rely on applicable tax law and guidance to determine the amount of these credits. However, the Department of the Treasury or IRS may issue additional guidance that may reduce our eligibility for these credits or may disagree with our interpretation of the applicable tax law in the event of an audit.
Moreover, potential investors must make their own determinations that the structures we offer are effective to make the tax benefits associated with projects available to them, which depends on the investors’ assessment of the tax law, the absence of any unfavorable interpretations of the tax law and the continued application of existing tax law and interpretations to our funding structures. Changes in existing law or interpretations by the IRS and/or the courts could reduce the willingness of investors to invest in our ProjectCos or other vehicles associated with these projects. If, for any reason, we are unable to monetize ITCs, PTCs or other tax benefits, we may no longer be able to provide our product offerings to new customers on an economically viable basis, which would have a material adverse effect on our business, financial condition and results of operations.
The expiration or reduction of the Investment Tax Credit (ITC) could significantly impact our financing structure and increase our reliance on additional equity funding.
Our renewable energy projects benefit substantially from the ITC, which provides a 30% tax credit that enables us to secure tax equity financing and reduce the amount of cash equity needed for project funding. If the ITC were to expire or be reduced, the availability of tax equity financing could decrease, and we would be required to raise a greater portion of project capital through traditional equity sources. This shift could lead to a need for additional capital raises, potentially resulting in dilution of existing stockholders' equity and creating overhang on our stock. Reduced access to tax equity financing or increased reliance on equity funding due to changes in the ITC could adversely impact our business, financial condition, results of operations and stock performance.
Retroactive changes in tax law affecting tax equity could expose us to litigation risk from tax equity investors.
While our tax equity structures are designed to allocate tax benefits to investors, we do not bear financial responsibility for changes in tax law that might alter the expected tax benefits for our tax equity partners. However, if a retroactive tax law change were to reduce or eliminate these benefits, a tax equity partner might initiate legal action against us to recover perceived losses, despite having no contractual grounds to do so. Such litigation, while without merit, could still impose significant legal costs, distract management, and affect our relationships with current and prospective tax equity partners. Any adverse impacts arising from this risk could have a material effect on our business, financial condition and results of operations.

Our aggressive approach in utility rate cases and regulatory proceedings could strain relationships, lead to legal challenges and harm our reputation.
At times, we adopt positions that may be adversarial or aggressive in traditional utility rate cases and other regulatory proceedings at the state and federal level where we have formally intervened or otherwise become informally involved. These positions, which may or may not contribute to favorable outcomes, may introduce substantial risks to our business. Our positions could strain relationships with regulators, traditional utilities and other key stakeholders in the energy sector, and may also heighten the likelihood of legal challenges or regulatory actions against us. Moreover, our public positions could attract media attention, which could give rise to reputational risk if our stance is perceived negatively by the public, customers or investors. In particular, our involvement in contentious rate cases and regulatory proceedings could be viewed as adversarial or disruptive, which could impact our brand image and customer relationships.
Failure to obtain or comply with federal, state and local government approvals, licenses and permits may negatively affect our ability to build, market and sell our solutions and services, which could have a material adverse effect on our business, financial condition and results of operations.
Parts of our business are required to obtain, and to comply with, federal, state and local government approvals, licenses and permits. Any of these approvals, licenses or permits may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of approvals, licenses or permits may adversely affect our operations by suspending our activities or curtailing our work and may subject us to penalties and other sanctions.
Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including the failure to comply with environmental, health and safety laws and regulations, the failure to comply with permit conditions, violations found during inspections or otherwise or local community, political or other opposition.
In addition, concerns about climate change and increased environmental activism could slow down regulatory approval of fossil fuel-based power generation activities that could negatively impact the related solutions and services we provide to customers. If new legislation or regulations are enacted or implemented, or if existing laws or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional operating approvals, licenses or permits. Moreover, changes in industry standards and governmental regulations may cause us to incur substantial costs to adapt our solutions and services. Our inability to obtain, and to comply with, the approvals, licenses or permits required for our business could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with the regulations applicable to our competitive energy sales brokering subsidiary could lead to penalties and damage to our reputation.
Our competitive energy sales brokering subsidiary is subject to numerous regulations. Compliance with these regulations is critical to maintaining our license to operate this business and to avoiding penalties or sanctions. However, there is a risk that we may fail to comply with these regulations. This could be due to oversight, misunderstanding of the regulations or changes in the regulatory environment. If we fail to comply with applicable regulations, we could face penalties, the suspension or loss of our license and damage to our reputation. This could negatively impact our competitive energy sales brokering business and could have a material adverse effect on our business, financial condition and results of operations.
Changes to interconnection requirements, including the IEEE 1547 standard could make it more difficult for our projects to interconnect with the power grid, potentially disrupting energy delivery, increasing costs and negatively impacting our relationships with customers and power grid operators.
Our ability to deliver energy to our customers depends on our ability to interconnect our projects with the power grid. These interconnections are governed by various requirements and technical standards, including the IEEE 1547 standard. The IEEE 1547 standard is the standard typically adopted by states and federal regulators to cover technical requirements for the interconnection of DERs with the power grid, which applies to our behind-the-meter-

generation projects. In addition, the IEEE 1547-2018 standard, which has not yet been adopted in Ohio or the other jurisdictions in which we operate, could, if adopted in any of the jurisdictions in which we operate, make it more difficult for our projects to interconnect. Any changes to the IEEE 1547 standard where we operate could impact technical requirements, safety standards or other aspects of the standard. If we are unable to effectively manage these changes, it could disrupt the viability of our projects, our energy delivery, increase our costs and negatively impact our relationships with customers and power grid operators.
Our operations involve activities that carry the risk of fire, environmental events or emergencies, including those related to the storage and use of large volumes of fluids, which require compliance with the Spill Prevention, Control and Countermeasure, or SPCC, rule of the U.S. Environmental Protection Agency and other regulatory permits.
In the course of our operations, we may store or use several thousand gallons of fluids, particularly in our transformers and other critical equipment. The handling and storage of these fluids require us to obtain and comply with SPCC plans, as well as other environmental permits and regulations. Failure to comply with these regulations could expose us to significant legal and financial liabilities.
Additionally, our operations carry the inherent risk of fire, environmental events or other emergencies due to equipment failure, accidents, natural disasters or unforeseen events. These incidents could lead to fluid spills or releases, which may result in environmental contamination, harm to our employees or the public and damage to our or other facilities and property. The consequences of such events may include operational disruptions, significant cleanup and repair costs, legal liability and reputational damage. Furthermore, any environmental contamination could result in fines, penalties or regulatory action, increasing the financial and operational impact of such events.
While we have established safety protocols, spill prevention measures and emergency response plans to mitigate these risks, there can be no assurance that these measures will be sufficient to prevent all potential incidents or fully address their consequences. In the event of a fire, environmental emergency or fluid spill, it could have a material adverse effect on our business, financial condition and results of operations.
Changes in regulations or voluntary standards related to low carbon fuels or facilities could impact our operations, particularly if they alter how credits from our projects are attributed or accounted for.
Our operations could be affected by changes in regulations or voluntary standards relating to the production of low carbon fuels or other low carbon products, particularly those that change how low carbon fuel credits are attributed or accounted for when renewable energy is used in the production of such fuels. Such changes could impact the economic viability of our projects, alter our competitive position or require us to modify our operations or business strategy. They could also affect the value of the credits our projects generate and the value of our services to our customers, which could impact our revenue. While we monitor regulatory developments closely and strive to adapt our operations to comply with all applicable regulations and voluntary standards, there can be no assurance that we will be able to manage these risks effectively. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Changes in our operations, regulatory interpretations or changes in law could potentially affect how we are regulated at the state and federal levels, subjecting us and investors to additional regulatory requirements and significantly increasing regulatory compliance burden and associated costs, and exposing us to additional regulatory risks, including the risk of enforcement actions and penalties for non-compliance.
Our operations are currently regulated at the state and/or federal levels, and the majority of our operations are exempt from FERC regulations. Changes in our operations, regulatory interpretations or changes in law could potentially expose more of our operations to additional regulation by FERC and/or state public utility commissions. If this were to occur, we or some of our investors could be subject to a range of additional regulatory requirements, including but not limited to FERC’s accounting practices, PUHCA and FPA.
Compliance with FERC accounting practices, PUHCA and the FPA could significantly increase our regulatory compliance burden and associated costs or the regulatory compliance burden and associated costs of our investors. It could also require us to make changes to our business practices, corporate structure or strategy. Furthermore, expanded FERC jurisdiction could expose us to additional regulatory risks, including the risk of enforcement actions and penalties for non-compliance.
While we strive to comply with all applicable laws and regulations, and we monitor regulatory developments closely, there can be no assurance that we will be able to manage these risks effectively. If more of our operations come within the jurisdiction of FERC or state public utility commissions and we are unable to comply with the associated requirements effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Our current operational status under state law as an energy provider could be challenged or altered due to changes of law, regulatory policy shifts or legal interpretations, potentially subjecting us to increased regulation and liability.
Currently, we operate under state law as an energy provider and are not subject to the laws or regulations typically applied to public utilities. However, this status could be challenged or could change due a change in law, shifts in regulatory policy or changes in legal interpretations. If we were to be classified as a public utility, we would be subject to a significantly higher level of regulation, which could increase our operational costs, limit our flexibility and potentially expose us to legal liability. While we strive to comply with all applicable regulations and to adapt our operations to any changes in our regulatory status, there can be no assurance that we will be able to manage these risks effectively. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of labor laws and regulations, and any failure to fully comply with these laws and regulations could result in legal liability, penalties, damage to our reputation and disruptions to our operations.
Our operations involve a significant number of employees and contractors, and we are subject to a variety of labor laws and regulations. These laws and regulations govern matters such as apprenticeship, wage and hour requirements, health and safety, equal opportunity and collective bargaining. There is a risk that we may fail to fully comply with these laws and regulations. This could be due to oversight, misinterpretation of the laws or other factors. If we fail to comply with labor laws, it could result in legal liability, penalties, damage to our reputation and disruptions to our operations.
The construction and operation of our projects require skilled labor. There is a risk that we may face labor shortages, labor organization efforts or labor disputes. These issues could delay our projects, increase our costs or disrupt our operations. They could also damage our reputation and our relationships with our customers and partners. If we face significant labor issues, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We are subject to various existing and future environmental health and safety laws, which may result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could have a material adverse effect on our business, financial condition and results of operations.
We are subject to numerous federal, state, local and foreign environmental laws and regulations governing, among other things, solid and liquid hazardous material and waste storage, remediation of releases of hazardous materials, occupational health and safety and land use compatibility and permitting. There are potentially significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to conduct operations using alternative technologies and materials.
Our operations are also subject to various safety regulations, including those enforced by OSHA and MSHA. Compliance with these regulations is critical to ensuring the safety of our employees and avoiding penalties or sanctions. However, there is a risk that we may fail to comply with OSHA or MSHA requirements. This could be due to oversight, misunderstanding of the regulations or other factors. Non-compliance could result in penalties, the suspension or revocation of our permits and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In the course of our operations, we may encounter environmental contamination of land we purchase or lease, potentially leading to significant cleanup costs, regulatory penalties, operational delays or disruptions.
In the course of our operations, we may purchase or lease land that has been environmentally contaminated. If we exacerbate this contamination, we could face significant cleanup costs, regulatory penalties and legal liability. We could also experience delays or disruptions in our operations. In addition, the acquisition of land with environmental contamination may also impact the value of the land and the ability to sell or dispose of such land. While we conduct environmental assessments before acquiring or leasing land and strive to manage our operations in a manner that minimizes environmental impact, there can be no assurance that we will be able to fully manage these risks. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Failure to meet environmental, social and governance expectations or standards could have a material adverse effect on our business, financial condition and results of operations.
There has been an increased focus from regulators and stakeholders on environmental, social and governance matters. These include areas such as greenhouse gas emissions and climate-related risks that are particularly relevant for the industries we serve and our businesses, as well as other areas such as diversity, equity and inclusion, responsible sourcing, human rights and social responsibility and corporate governance.
Increasing focus on these factors has led to enhanced interest in the review of performance results by investors and other stakeholders and the potential for litigation and reputational risk. Some investors, including state or other government investment funds, have used, and may continue to use, criteria related to some, or all, of these factors to guide their investment strategies, and may not invest in us or divest their holdings of us, if they believe our policies relating to these matters are inadequate. Unfavorable ratings, or our inability to meet the standards set by specific investors, may lead to unfavorable sentiment toward us, which could have a negative impact, among other things, on our stock price and cost of capital. The SEC has also adopted new rules for climate-related disclosures, which are currently stayed due to pending litigation. We may be affected by our ability to meet evolving and expanding emissions reporting requirements and by investor and public perception of our reporting and performance related to voluntary climate standards.
We may become subject to North American Electric Reliability Corporation, or NERC, regulations in the future, which could increase compliance costs and regulatory risks.
Currently, we are not subject to NERC rules, which apply to anyone who owns, operates or controls critical electric infrastructure in the United States and Canada. However, changes in our operations, regulatory interpretations or laws could bring us under NERC’s jurisdiction. This would impose additional compliance requirements, increase operational costs and expose us to potential enforcement actions and penalties for non-compliance. If we are unable to meet these requirements effectively, it could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Technology and Intellectual Property
We may be unable to obtain, maintain, protect or effectively enforce our technology or intellectual property rights.
We regard the protection of our proprietary technology and intellectual property rights, including patents, trademarks, copyrights and trade secrets as critical to our success. We are also reliant on software licenses from third parties that serve critical functions including equipment operations.
We rely on copyright, trade secret, patent protections and license agreements to secure our intellectual property rights. Although we may incur substantial costs in protecting our technology, we cannot be certain that we have adequately protected or will be able to adequately protect it, that our competitors will not be able to utilize our existing technology or develop similar technology independently or that the claims allowed with respect to any patents held by us will be broad enough to protect our technology. Additionally, we may be unable to maintain the software licenses upon which we depend for equipment operations, including due to the business or financial condition of our licensors, changes in market conditions or disagreements with our licensors. If we are unable to maintain our current licenses or obtain necessary future licenses on commercially reasonable terms, we may be unable to provide our services, develop or operate our business as planned.
Despite our precautions, it may be possible for third parties to obtain and use our technology without our consent. We rely on trade secrets related to engineering know-how and process that are not protected by patents to maintain our competitive position. We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Third parties may also independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information. Unauthorized use of our technology by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. Any future litigation required to enforce our intellectual property rights or protect our technology could harm our business, financial condition and results of operations. Protecting our technology or enforcing our intellectual property rights could also divert our management’s attention and resources away from our business operations and strategic objectives.
If we were to lose rights to our core intellectual property, it could significantly erode our competitive advantage, limit our ability to innovate or provide our services, negatively impact our sales and potentially lead to costly litigation, any of which could have a material adverse effect on our business, financial condition and results of operations.
Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations and reputation.
We operate in an industry with frequent intellectual property litigation. Other parties may assert that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property rights or technology that is deemed infringing.
Further, we cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a third party’s patent or copyright rights, cease making, licensing or using our solutions that are alleged to infringe the intellectual property rights of others, expend additional development resources to redesign our solution, or enter into potentially unfavorable royalty or license agreements in order to obtain necessary rights. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property rights which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition and results of operations.
Our solution contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our solution.
Our solution contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our solution.
Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that licensees make available source code for modifications or derivative works created based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to the licensee’s intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license.
Increased cybersecurity threats may pose a risk to our systems, networks, solutions, services and data, as well as our reputation, which could have a material adverse effect on our business, financial condition and results of operations.
We construct and sell solutions and offer services that rely upon software and computer systems to operate properly and store and otherwise process confidential information. In the course of our operations, we also collect, store, transmit and otherwise process a significant amount of data, including financial information, project details, customer information and other sensitive and confidential information. Our solutions may often be connected to our customers’ IT infrastructure. There can be no assurances that the measures we or our customers take to protect our IT infrastructure will be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, are increasing in sophistication and often are not recognized until launched against a target. Any breach or other incident impacting our or our customers’ IT infrastructure, whether for a short or extended duration, could significantly affect our or our customers’ operations, which could lead to significant financial and reputational damage and have a material adverse effect on our business, financial condition and results of operations.
Increased global cybersecurity threats, including vulnerabilities, computer viruses, malware, ransomware, social engineering, denial of service, sophisticated and targeted attacks, human error and technological errors and other threats, disruptions and failures pose a risk to the security of our solutions and services, and our security and the security of our customers’, partners’, suppliers’ and third-party service providers’ systems and networks, as well as the confidentiality, availability and integrity of our and our customers’ data. As the perpetrators of such threats become more capable (including sophisticated state or state-affiliated actors), and as critical infrastructure increasingly becomes digitized, the risks in this area continue to grow. Further, geopolitical tensions and conflicts may create a heightened risk of potential cyberattacks by state or state-affiliated actors or others, and we or our customers may be targeted by certain state or state-affiliated actors or others. A cyber-related attack, such as an attack on power grids or power plants, even if such an attack does not involve our systems, networks, solutions, services or data, could pose broader disruptions and adversely affect our business. We have also observed an increase in third-party breaches and incidents and ransomware attacks at suppliers, service providers and software providers, and our efforts to mitigate adverse effects on us if this trend continues may not be successful in the future. The increasing degree of interconnectedness and shared liability between us and our partners, suppliers, service providers and customers also poses a risk to the security of our and our customers’ systems, networks, solutions, services and data, as well as the larger ecosystem in which we operate. There can be no assurance that our various measures, including employee training, monitoring and testing, performing security reviews and requiring partners with connections to our network to appropriately secure their systems, and maintenance of protective systems and contingency plans, will be sufficient to prevent, detect and limit the impact of cybersecurity threats, and we may be vulnerable to known or unknown threats. For example, we outsource certain cybersecurity functions and anticipate continuing to look for opportunities to utilize managed security service providers, and such outsourced arrangements increase our overall cybersecurity risk given the degree of our interconnectedness with the provider and the potential impact on our outsourced functions that could be caused by an attack on such a provider. We may be required to or find it appropriate to expend substantial capital and other resources to alleviate problems caused by any actual or perceived cyber-related attacks, security breaches or incidents.
We incur significant costs in an effort to detect and prevent security breaches and other security-related incidents and we expect our costs will increase as we continue to implement systems and processes designed to prevent and otherwise address security breaches and incidents. In the event of a breach or incident, we could be required to expend additional significant capital and other resources in an effort to respond to or prevent further breaches or incidents, which may require us to divert substantial resources. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address the breach or incident and its root cause.
In addition, we may also face risks relating to the adoption of new technologies in the future, our access to sensitive, confidential, personal and other data or information in certain of our businesses that may be subject to privacy and cybersecurity laws, regulations or customer-imposed or other requirements, and our reliance on software, hardware and other material components from a number of third parties to manufacture our solutions, all of which may increase our exposure to cybersecurity threats, disruptions and failures. For example, an unknown vulnerability or compromise could potentially impact the security of our systems, networks, solutions, services or data, as well as connected components, and lead to the misuse or unauthorized use of our solutions and services, loss of our intellectual property, misappropriation of sensitive, confidential or personal or other data or information, safety risks or unavailability of our solutions. Any cybersecurity breach or other incident, including theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), could potentially result in a material compromise of sensitive, confidential, personal or other data or information, unauthorized access to, or use, disclosure, modification, destruction or other processing of, or interruption, disruption or denial of access to or other unavailability of our systems, networks, solutions, services or data, defective components, production downtimes and operational interruptions and other disruptions. In addition, if a cybersecurity breach or incident impacting a supplier were to result in its prolonged inability to manufacture and/or ship such components, this could impact our ability to construct, install or maintain our solutions and services. Furthermore, third-party sourced software components, malicious code or a critical vulnerability emerging within such software could expose our customers to increased cybersecurity risk.
Any actual or perceived cybersecurity breach or other incident, or actual or perceived failure to comply with privacy and cybersecurity laws, regulations or customer-imposed or other requirements, could expose us to claims, demands and litigation, regulatory investigations and other proceedings, enforcement actions, fines, penalties and other liabilities, and substantial costs and expenses, all of which could result in significant financial and reputational damage and have a material adverse effect on our business, financial condition and results of operations.
Additionally, defending against claims or litigation based on any actual or perceived privacy or security breach or incident, regardless of their merit, could be costly and divert management’s attention. We cannot be certain that our insurance coverage will be adequate for such liabilities, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could negatively impact our reputation and have a material adverse effect on our business, financial condition and results of operations.
The potential integration of AI technologies into our operations carries risks, including technical challenges and potential issues with privacy or cybersecurity, which could have a material adverse effect on our business, reputation, financial condition and results of operations.
While our current usage of advanced computing and AI technologies is limited to certain word-processing, graphic design, general research and limited data analytics, we may seek to integrate AI technologies into our operations to improve efficiency, reduce costs or achieve other benefits. Integration of AI technologies, even at our current limited levels of use, may result in technical challenges, higher than expected costs and potential issues with privacy or cybersecurity, particularly as laws applicable to AI technologies continue to develop and may be inconsistent from jurisdiction to jurisdiction. There is also a risk that these AI technologies may not perform as expected, which could lead to operational disruptions or other issues.
AI technologies also present emerging ethical and social issues, including with respect to potential or actual bias reflected in, or flawed outputs of, models. AI technologies that we make use of may also produce or create outputs that appear correct but are factually inaccurate or otherwise flawed. Challenges or issues with our current or future use or integration of AI technologies into our operations, and the uncertainty around new and emerging AI technologies, may require additional investment in the development and maintenance of proprietary datasets and models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections, safeguards and policies for handling the processing of data with AI technologies, which may be costly and could impact our expenses, and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Financial, Accounting and Tax Matters
Changes in interest rates could negatively impact the pricing of our projects and our ability to refinance our projects.
Our projects often involve significant upfront investment and are generally financed through debt, which has historically taken the form of fixed rate debt instruments. Future projects may be funded using variable rate debt instruments, and accordingly our financial performance and the pricing of our projects could be sensitive to changes in interest rates. If interest rates increase, the cost of financing or refinancing our projects could rise, which could negatively impact the financial viability of our projects and make our projects less competitive, reduce our profitability and limit our ability to pursue new projects. While we attempt to manage our interest rate risk effectively, there can be no assurance that we will be able to do so, particularly in a volatile interest rate environment. We strive to price projects based on then-current market conditions, including then-current interest rates we expect to pay. Accordingly, as interest rates increase and decrease, so do the costs we charge our customers. If we are unable to pass on the full costs associated with increased interest rates to our customers or if we fail to effectively manage our exposure to interest rate risk, it could have a material adverse effect on our business, financial condition and results of operations.
Our business currently depends on the availability of utility rebates, tax credits and other benefits, tax exemptions and exclusions and other financial incentives on the federal, state and/or local levels. Changes in, and the application of, these laws or other incentives to us, and the expiration, elimination or reduction of these benefits could have a material adverse effect on our business, financial condition and results of operations.
Our business depends on government policies that promote and support renewable energy and enhance the economic viability of owning renewable energy systems. Federal, state and local governmental bodies provide incentives to owners, distributors, installers and manufacturers of renewable energy systems to promote renewable energy, including ITCs and PTCs, as well as other tax credits, rebates and RECs associated with wind and solar energy generation. REC markets can be volatile and their value could decrease over time as the supply of REC-producing energy systems installed in a particular market increases. We rely on these incentives to lower our cost of capital and to attract investors, all of which enable us to lower the price we charge customers for our Wind for Industry and Net Zero solutions. These incentives have had a significant impact on the development of wind and solar energy but they could change at any time. These incentives may also expire on a particular date, end when the allocated funding is exhausted or be reduced, terminated or repealed without notice. The financial value of certain incentives may also decrease over time.
Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, reduced the corporate income tax rate and limited or eliminated certain deductions, credits and tax preferences. This reduction in the corporate income tax rate may have reduced the attractiveness of investments in the ITC, PTC and depreciation benefits that may be available with respect to wind and solar energy systems. The IRA implemented a corporate alternative minimum tax of 15% of financial statement income (subject to certain adjustments) for companies that report over $1 billion in profits to shareholders. Similar to existing law, under the IRA business credits (including ITCs) are limited to 75% of income in excess of $25,000 (with no limit against the first $25,000). Further limitations on, or elimination of, the tax benefits that support the financing of wind and solar energy under current U.S. law could significantly impact our ability to raise tax equity investment funds or impact the terms thereof, including the amount of cash distributable to our investors. Similarly, any unfavorable changes in or interpretations of tax law by the IRS and/or the courts with respect to our financing structures could reduce the willingness of investors to invest in our funds associated with any such structure. Moreover, we are still determining the costs and resources required to properly comply with the requirements of the IRA as we implement our compliance and documentation program and as additional guidance from the U.S. Treasury, in the form of notices and regulations, is issued.
Our business model also relies on multiple tax exemptions offered at the state and local levels. For example, some states have property tax exemptions that exempt the value of wind and solar energy systems in determining values for calculation of local and state real and personal property taxes. State and local tax exemptions may have sunset dates or triggers for loss of the exemption, and may be changed by state legislatures and other regulators. If wind or solar energy systems were not exempt from such property taxes, the taxes payable by customers would be higher, which could offset any potential savings our Wind for Industry and Net Zero solutions could offer. In general, we rely on certain state and local tax exemptions that apply to the sale of equipment, sale of power, or both. These state and local tax exemptions may expire or be changed by state legislatures, or their application to us may be challenged by regulators, tax administrators or court rulings, and such changes or challenges could have a material adverse effect on our business, financial condition and results of operations.
If our wind or solar energy systems either cease to be qualifying property or undergo certain changes in ownership within five years of the applicable placed in service date, we may have to pay significant amounts to our external investors and/or the U.S. government. Such recapture could have a material adverse effect on our business, financial condition and results of operations.
The Section 48(a) ITCs and the Section 48E ITCs are subject to recapture under the Code if a wind or solar energy system either ceases to be qualifying property or undergoes certain changes in ownership within five years of being placed in service. The amount of Section 48(a) ITCs or Section 48E ITCs subject to recapture decreases by 20% of the claimed amount on each anniversary of a wind or solar energy system’s placed-in-service date. If such a recapture event were to occur, we would owe certain of our external investors an amount equal to such investors’ share of the Section 48(a) ITCs or the Section 48E ITCs that were recaptured. We would also be subject to tax liabilities, including interest and penalties, based on our share of recaptured Section 48(a) ITCs or Section 48E ITCs. Any such recapture could have a material adverse effect on our business, financial condition and results of operations.
Changes in political priorities could reduce or eliminate renewable energy tax credits and subsidies, which could materially adversely affect our business, financial condition, results of operations and growth prospects.
The availability of federal and state tax credits and subsidies for renewable energy projects is heavily influenced by political and legislative priorities, which can shift significantly based on election outcomes and legislative agendas. If future political changes result in the reduction or elimination of these incentives, it could materially impact the economic feasibility of our projects. Increased taxes, whether due to those previously offset by these federal and state credits, or due to newly introduced taxes to fund other federal initiatives, may add to operational costs. Additionally, certain states with favorable renewable energy policies may align their regulations with shifting federal or local priorities, reducing opportunities for wind generation projects in key markets. These developments could limit our ability to compete effectively, increase financing costs and impact future growth, which would have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Engaging in energy trading activities carries significant risks, including potential financial losses.
As part of our operations, we may engage in energy trading activities. While these activities can provide opportunities for profit, they also carry significant risks. There is a risk that we may make trades that result in losses due to changes in energy prices, market volatility or other factors. These losses could negatively impact our financial performance. Furthermore, energy trading activities can be complex and require careful management and oversight. In certain situations, we may be required to post collateral to support trading operations, which could be substantial. If access to liquidity to support trading activities is curtailed, we could experience decreased earnings potential and cash flows. If we fail to manage these activities effectively, it could lead to larger losses and increased risk exposure.
We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.
As a private company, we had not been required to document and test our internal control over financial reporting nor had management been required to certify the effectiveness of our internal controls pursuant to SEC rules. As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

To date, we have had limited financial and accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. In connection with our 2023 and 2022 audits, we identified material weaknesses in our control over financial reporting because we had not designed or maintained an effective control environment and associated control activities to meet our accounting and reporting requirements. Specifically, these material weaknesses relate to: (a) the absence of general segregation of duties, including the review and approval of journal entries; (b) the lack of a formalized risk assessment process; (c) identification and implementation of control activities, including over information technology; (d) identification and application of a sufficient level of formal accounting policies and procedures; and (e) maintaining a sufficient complement of accounting and financial reporting resources commensurate with financial reporting requirements.
Our management has concluded that these material weaknesses in our internal control over financial reporting are due to the fact that we are a private company with limited resources and do not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls. We have taken certain steps such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists to supplement our internal resources, to enhance our internal control environment, designing and enforcing processes that ensure adequate segregation of duties within the finance function and plan to take additional steps to remediate the material weaknesses, but there can be no assurance that our remediation attempts will be successful. The material weaknesses will be considered remediated when our management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate. We cannot assure you that the measures we will implement will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.
If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline and we could be subject to sanctions or investigations by the SEC, NYSE or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
When we cease to be an “emerging growth company” as defined under the JOBS Act, our auditors will be required to express an opinion on the effectiveness of our internal controls, unless we are then eligible for any other exemption from such requirement. If we are unable to confirm that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.
There is no assurance that we will be able to continue as a going concern without achieving profitable operations and raising additional capital through potential equity or debt financing transactions, which we may not be able to obtain on favorable terms or at all.
As of                , 2024, our principal source of liquidity was our cash balance of $           million, of which $           million was unrestricted and available for working capital purposes. Additionally, since our inception, we have generated significant operating losses and, as of              , 2024, have an accumulated deficit of $             million and negative cash flows from operations of $            million. Further, we have approximately $             million of debt maturing within one year after the date the financial statements are issued, which is also the date of this prospectus. These conditions raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm has included in its report for the years ended December 31, 2023 and

2022 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which do not include any adjustments that might result from the outcome of this uncertainty.
Our ability to continue as a going concern will be dependent on ultimately achieving profitable operations or raising additional capital through potential equity or debt financing transactions or both. If adequate funds are not available, we may be required to delay or modify our business plans, potentially including the timing of planned capital expenditures, project construction or development and other planned activities, all of which, individually or in the aggregate, could have material negative consequences to us and our results of operations and business relationships. Our management believes our existing cash and cash equivalents, along with proceeds from this offering, will be sufficient to meet our operating working capital and capital expenditure requirements for at least the next twelve months from the date of this prospectus. However, this belief is based on assumptions which may prove different from actual results and future circumstances, which may cause our actual financial position and results of operations to vary from current expectations of management. Our management also believes that we will be able to meet longer-term expected future cash requirements and obligations through a combination of expected cash flows from operating activities, available cash balances and potential future equity or debt financing transactions. Additionally, if we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued business innovation over time, we may not be able to successfully execute our business plans or compete successfully, which could have a material adverse effect on our business, financial condition and results of operations. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently-outstanding shares of our common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations may need to be scaled back or discontinued, which could have a material adverse effect on our business, financial condition and results of operations.
Certain of our key performance indicators are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline.
Our KPIs are subject to inherent challenges in measurement, and we rely on certain internal and external data in our calculations, as well as our estimates and assumptions. Any real or perceived inaccuracies in our metrics, and in particular our Contracted Payments Remaining and Contracted Operational Yield metrics, or the underlying data, may cause a loss of investor confidence in such metrics and the market price of our common stock may decline. We define Contracted Payments Remaining as our estimate as of a specified date of the undiscounted payments we expect to receive from our industrial power projects that have contracted payment streams during the next 20 years. We calculate Contracted Payments Remaining as the sum of the payments we expect to receive over the next 20 years for each of our Wind for Industry, Net Zero, ManagedHV and Megawatt Hub projects. We define Contracted Operational Yield as the estimated Contracted Payments Remaining over the next 20 years less estimated operating expenses associated with the respective contracted projects for the same period. There are certain assumptions included as part of our Contracted Payments Remaining and Contracted Operational Yield calculations, including the:
•P50 Capacity Factor;
•REC or SREC Rate;
•Degradation Adjustment Factor;
•Load Factor; and
•associated operating expenses, including:
•planned operation and maintenance costs
•reserve for operating and maintenance cost

•Balance-Of-Plant service costs
•insurance costs
•taxes
•scholarships; and
•remaining miscellaneous costs.
As a result of these assumptions, which could differ materially as a result of longer time to operationalize a project, variations in wind capacity from its historical median or timing mismatches or market variations in REC rates over time, among other potential variables that could impact our GAAP revenue or actual operating profit (loss), Contracted Payments Remaining and Contracted Operational Yield should not be viewed as replacements for GAAP revenue or operating profit (loss) and may not be an indicator of our actual GAAP revenue or actual operating profit (loss) for any future period.
Our MW-GEN metric is defined as the megawatts of generation owned by us that are currently generating electricity on a regular basis as of a specified date. It includes all generation types and is the total of the Nameplate Capacities of all generators that have produced power and are in an operating condition. Generators that are undergoing repairs are included only if we believe there is a high degree of certainty that the generators will be returned to service. Management uses its judgment in determining the assumptions around the high degree of certainty that a generator will be returned to service.
The estimates that we use in connection with calculating our KPIs are based on a combination of assumptions that may not prove to be accurate over time, particularly given that a number of them involve estimates of wind and solar resources, contracted payments and operating costs up to 20 years in the future. Such metrics, given their long-term estimates and assumptions, have the risk of obscuring emerging shorter-term trends in our business, including with respect to our ability to bring new assets online, keep existing assets operational, add new customers or retain existing customers. If we underestimate or overestimate KPIs, and the associated performance of our business, due to our estimates, issues with the internal and external data underlying our estimates, or if changes in access to third party data or external reporting standards require modifications to how we calculate certain operating metrics, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our KPIs are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our KPIs with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our common stock to decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” for additional information.
The sizes of the markets for our current and future solutions may be smaller than we estimate.
Our estimates of the total addressable market for our current solutions and solutions under development are based on a number of internal and third-party estimates. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our current or future solutions may prove to be incorrect. If the actual number of customers who will use our solutions, the price at which we can sell our solutions or the total addressable market for our solutions is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business, financial condition and results of operations.

Our business structure includes multiple subsidiaries, each of which is subject to its own reporting and compliance requirements, and any failure to meet these requirements could result in penalties, legal liability and damage to our reputation, potentially disrupting the operations of the affected subsidiary and negatively impacting our overall financial performance.
Our business structure includes multiple subsidiaries, each of which is subject to its own reporting and compliance requirements. There is a risk that we may fail to meet the annual reporting or compliance requirements for one or more of these subsidiaries. This could be due to oversight, resource constraints or other factors. If we fail to meet these requirements, it could result in penalties, legal liability and damage to our reputation. It could also disrupt the operations of the affected subsidiary and us as a whole, which could have a material adverse effect on our business, financial condition and results of operations.
As a holding company with minimal operations of our own, we depend on our subsidiaries for cash to fund our operations and expenses, including potential future dividend payments. If subsidiaries fail to generate sufficient cash, it could limit our ability to fund operations, pay expenses or make dividend payments, negatively impacting financial performance and stockholder relationships.
We are a holding company and have no material assets other than the stock in our subsidiaries and the building that houses our headquarters and the land it sits on. We have minimal operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any. There is a risk that our subsidiaries may not generate sufficient cash to meet these needs or that applicable state law and contractual restrictions, including negative covenants in our subsidiaries’ debt instruments, will permit such distributions. This could be due to operational issues, financial difficulties, regulatory constraints or other factors. If our subsidiaries are unable to generate sufficient cash, it could limit our ability to fund our operations, pay our expenses or make dividend payments. This could have a material adverse effect on our business, financial condition and results of operations.
We operate through special purpose entities to avoid substantive consolidation in an insolvency proceeding, but there is no guarantee that a court or other jurisdiction will treat these entities separately in such proceedings, potentially exposing us to additional liabilities, which could have a material adverse effect on our business, financial condition and results of operations.
We operate through our subsidiaries, many of which are special purpose entities with the intention that our operations would not be subject to substantive consolidation in an insolvency proceeding. However, there is a risk that a court or other jurisdiction may not respect this structure and may treat these entities as a single entity in an insolvency or legal proceeding. This could expose us to additional liabilities, which could have a material adverse effect on our business, financial condition or results of operations. It could also create uncertainty and complexity in our insolvency or legal proceedings, which could increase our costs and distract our management.
Changes to tax policy or tax laws could negatively impact our investment returns and the allocation of profits, losses and credits from operating subsidiaries.
Our financial performance and investment returns are subject to various tax policies and laws. Changes to these policies or laws could negatively impact our financial results and investment returns. For instance, changes in tax rates, the introduction of new tax laws, changes in the interpretation of existing tax laws or changes in tax treaties could increase our tax liabilities and reduce our after-tax profits. Additionally, these changes could affect our ability to allocate profits, losses and credits from our operating subsidiaries in a tax-efficient manner. Failure to manage our tax liabilities effectively could result in a material adverse effect to our business, financial condition or results of operations.
Our operations in the energy industry are also affected by various tax and other economic incentives, including tax credits and incentives. These incentives, which are intended to promote the development and use of renewable energy, play a significant role in our financial performance and growth prospects. However, these incentives are subject to political and economic factors and may change. If there were a significant reduction or elimination of these incentives, it could make wind energy less competitive relative to other sources of energy. This could reduce demand for our services, negatively impact our results of operations and hinder our growth. Moreover, we rely on various tax credits to support our financial performance. Although we believe that we are entitled to the tax credits that we claim and use, our positions may be challenged. If we improperly claim and use a tax credit, it could result in penalties, recapture, interest charges and a reduction in our reported earnings, and could damage our reputation and our relationships with tax authorities.
Our tax returns may be inaccurate due to the complexity of tax laws, changes in tax laws or their interpretation or errors in tax preparation processes, potentially resulting in penalties, interest charges, a reduction in reported earnings and damage to reputation and relationships with tax authorities.
We operate a complex business that requires us to prepare complicated tax returns. Although we believe that our tax returns are correct, there is a risk that these tax returns may contain inaccuracies. This could be due to the complexity of tax laws, changes in tax laws or their interpretation or errors in our tax preparation processes. If our tax returns contain errors, it could result in penalties, interest charges and a reduction in our reported earnings. It could also damage our reputation and our relationships with tax authorities.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2023, we had U.S. federal net operating loss carryforwards of approximately $41.1 million, respectively, of which approximately $0.5 million begin expiring in varying amounts in 2035 if unused. Our U.S. federal NOLs generated in tax years beginning after December 31, 2017 total approximately $40.6 million, have indefinite carryover periods, and do not expire but the deductibility of such federal NOL carryforwards in a taxable year is limited to 80% of taxable income in such year. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other pre-change tax assets, such as tax credits, to offset its post change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5% stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Additionally, states may impose other limitations on the use of NOLs and tax credit carryforwards. Any such limitations on our ability to use our NOLs and other tax assets could adversely impact our business, financial condition and results of operations.
Risks Related to Ownership of our Common Stock and this Offering
An active trading market for our common stock may not develop or be sustained, and you may not be able to sell your shares at or above the initial public offering price or at all.
We intend to apply to list our common stock on the NYSE, under the symbol “ONE.” However, prior to this offering, there has been no public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.
The trading price of our common stock may be volatile, and you could lose all or part of your investment.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of traditional and renewable energy stocks;
•changes in operating performance and stock market valuations of other traditional and renewable energy companies generally, or those in our industry in particular;

•sales of shares of our common stock by us or our stockholders;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
•the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;
•announcements by us or our competitors of new services or platform features;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our customers’ businesses, our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•actual or perceived privacy or cybersecurity breaches or other incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, services or technologies by us or our competitors;
•any actual or anticipated changes in the financial projections we may provide to the public or our failure to meet those projections;
•fluctuations in the trading volume of our shares or the size of our public float;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any significant change in our senior management team or key employees;
•general economic conditions and slow or negative growth of our markets;
•expiration of lock-up agreements; and
•other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, natural disasters or responses to these events.
Moreover, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our senior management team’s attention and resources. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have an adverse impact on the market price of our common stock.
Because there are no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of our common stock at a price greater than what you paid for it.
We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our board. Our board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board may deem relevant. In addition, certain of our existing indebtedness restricts the payment of dividends by certain of our subsidiaries, and future indebtedness could impose restrictions on our or our subsidiaries’ ability to pay dividends in the future. As a result, you may not receive any return on an investment in our common stock unless you sell your shares of our common stock for a price greater than that which you paid for it.
Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, which could result in a decline in our stock price.
Our quarterly operating results may vary significantly due to several factors, including seasonality, project development timelines, fluctuating energy prices and weather-related conditions that impact energy production. For instance, wind and solar energy output can vary seasonally, with certain quarters generating more energy than others, which can affect both revenue and profitability. Additionally, delays in project approvals, construction schedules, or interconnection processes—often influenced by external factors such as supply chain disruptions, regulatory changes or extreme weather—can lead to uneven revenue recognition across quarters. Market conditions, including changes in government incentives or energy policies, may also impact customer demand and project execution. Because many of these factors are beyond our control, we may not meet the expectations of securities analysts or investors in certain periods, potentially causing volatility in our stock price. As a result, any shortfall in operating results could adversely affect investor confidence, resulting in a decline in our stock price.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our industry, or if they change their recommendation regarding our common stock adversely, the market price and trading volume of our common stock could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more securities analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common stock to decline.
Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and cause the price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that these sales and others may have on the prevailing market price of our common stock. We may issue additional common stock, convertible securities or other equity following the completion of this offering. We also expect to issue common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances will be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our common stock.
We and each of our executive officers and directors and substantially all of stockholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not sell or transfer any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into or exchangeable for our common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the common stock from the restrictions in any such agreement. See the section titled “Underwriting” for more information. After the lock-up agreements expire, up to an additional             shares of common stock (assuming the underwriters do not exercise their option to purchase any additional shares) may be sold by these equity holders in the public market either in a registered offering, pursuant to an exemption from registration or in reliance on Rule 144. In addition, certain of our stockholders, including                , have registration rights that would require us to register shares of our capital stock owned by them for public sale in the United States. See the section titled “Shares Eligible for Future Sale” for additional information.
Future sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to decline and make it more difficult for you to sell shares of our common stock.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws might delay, discourage or prevent change of control of our company or changes in our management, thereby depressing the market price of our common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make any acquisition of our company more difficult or delay or prevent changes in control of our senior management team. Among other things, these provisions will:
•authorize our Board of Directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
•permit only the Board of Directors to establish the number of directors and fill vacancies on the board;
•establish that our Board of Directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;
•provide that our directors may only be removed for cause;
•permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
•require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•eliminate cumulative voting in the election of directors;
•prohibit stockholders from calling a special meeting of stockholders; and
•require a super-majority vote of stockholders to amend some of the provisions described above.
These provisions, alone or together, could delay, discourage or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.
Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents have been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.
We are an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act and in rules promulgated by the SEC. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.
As a result, our stockholders may not have access to certain information that they may deem important. We will remain an emerging growth company until the earliest of:
•the last day of the fiscal year in which we have at least $1.235 billion in annual revenue;
•the last day of the fiscal year in which we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. So long as we qualify as an emerging growth company, we may elect not to provide you with certain information that we would otherwise have been required to provide in filings we make with the SEC which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.
Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We expect to remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250,000,000 as of the prior June 30 or (ii) our annual revenue exceeded $100,000,000 during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700,000,000 as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, comparison of our financial statements with other public companies may be difficult or impossible.
Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.
After this offering, our directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will beneficially own, in the aggregate, approximately      % of the shares of our outstanding common stock, based on the number of shares outstanding as of                 , 2024. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company and might affect the market price of our common stock.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.
General Risk Factors
Following this offering, we will incur increased costs and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.
As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” For example, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the rules and regulations of the SEC and the listing requirements of the NYSE. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements and we expect these rules and regulations to substantially increase our legal and financial compliance costs. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors, particularly to serve on our audit committee and compensation committee or as our executive officers. In addition, we have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations. These increased costs and demands upon management could have a material adverse effect on our business, financial condition and results of operations.
Our management team has limited experience in operating a public company.
Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our continuing transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for our company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
Despite our compliance efforts, we are exposed to the risk of litigation, which could be costly, time-consuming and could divert management’s attention away from our business operations.
Despite our best efforts to comply with all laws, adhere to all contractual obligations and maintain positive relationships, we face the risk of litigation. Lawsuits, regardless of their merit, can be expensive and time-consuming to defend and can divert management’s attention away from our business operations. They can also result in significant monetary damages or injunctive relief that could negatively impact our business. While we have measures in place to manage legal risks, there can be no assurance that these measures will be sufficient to prevent or fully offset the potential impact of litigation. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.
We also face the risk of lawsuits brought by our employees, including claims related to employment practices, workplace safety or other matters. Such lawsuits could result in significant legal expenses, damage awards or settlements. They could also distract our management team, harm our reputation and negatively impact our ability to attract and retain talented employees. While we strive to maintain a positive and safe work environment and to comply with all applicable employment laws, there can be no assurance that we will be able to fully prevent or manage these risks. If we are unable to manage these risks effectively, it could have a material adverse effect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:
•our ability to take advantage of macro trends in the near and long term;
•the technical limitations and price of utility-generated electricity;
•our ability to finance the installation of our energy systems;
•our business plan and our ability to sustain and manage growth;
•our ability to increase our number of customers;
•our ability to reduce our customer concentration;
•our ability to attract Megawatt Hub customers;
•our ability to further penetrate existing markets and expand into new markets for our solutions;
•our reliance on single component suppliers;
•our ability to effectively interconnect with the power grid;
•our estimated total addressable market, or TAM, and serviceable addressable market, or SAM;
•the calculation of Contracted Payments Remaining, Contracted Operational Yield and certain other metrics based on forward-looking projections;
•our ability to develop and install projects on-time while managing associated costs;
•our ability to operate, safely maintain and repair our projects;
•the adequacy of our insurance and warranty coverage;
•the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;
•our ability to continue to comply with existing laws and regulations applicable to our business and the electric utility industry, and to comply with any modified or new such laws and regulations in the future;
•potential reputational harm or legal liabilities resulting from safety incidents or engineering failures;
•our ability to manage the impact of natural disasters, geopolitical events or pandemics on our operations, supply chain and financial performance;
•the continuation of rebates, tax credits and other financial incentives, including changes to the rates of the ITC;
•our expectations regarding remediation of the material weaknesses in our internal control over financial reporting;
•our ability to continue as a going concern;
•our ability to raise capital;

•our ability to manage costs (including, but not limited to, equipment costs) associated with our solutions;
•fluctuations in our quarterly results of operations;
•our ability to utilize NOLs;
•our ability to maintain, protect and enhance our brand and intellectual property;
•our ability to successfully defend litigation brought against us;
•our expected use of proceeds from this offering; and
•the increased expenses associated with being a public company.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including the size of the markets in which we participate, that are based on various third-party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications and reports.
Among these market and industry data and estimates is information contained in the OE Market Analysis, a publicly-available Wind for Industry Market Analysis that we published in September 2020. We prepared the OE Market Analysis based on information available as of September 2020, including information derived from public sources that have not been independently verified, but that we believe to be reliable. Nothing contained in the OE Market Analysis shall be considered a comprehensive representation of current information about us and our business.
Additional sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:
•Americans for a Clean Energy Grid, Our Outdated Grid
•Berkeley Lab, Queued Up: 2024 Edition, Characteristics of Power Plants Seeking Transmission Interconnection As of the End of 2023, April 2024
•Black & Veatch, 2024 Electric Report
•Grid Strategies, Transmission Costs Rise Again in U.S. RTOS, July 2023
•ICF International, How utilities can manage surging electricity demand
•ICF International, ICF Report Projects 9% Surge in US Electricity Demand by 2028, September 21, 2024
•National Renewable Energy Laboratory, Opportunities for Solar Industrial Process Heat in the United States, 2021
•U.S. Energy Information Administration, 1999-2018 Average Price by State by Provider, October 18, 2019
•U.S. Energy Information Administration, Electric Power Annual 2023
•U.S. Energy Information Administration, How much electricity is lost in electricity transmission and distribution in the United States?, November 7, 2023
•U.S. Energy Information Administration, Short-Term Energy Outlook, October 2024
•U.S. Energy Information Administration, Use of energy explained, July 13, 2023

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $        million or $        million, respectively, as applicable, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by $      million or $        million, respectively, as applicable, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees and our stockholders and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for general corporate purposes, including to fund capital expenditures for our projects and otherwise expand our operations. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. Our management believes our existing cash and cash equivalents, along with proceeds from this offering, will be sufficient to meet our operating working capital and capital expenditure requirements for at least the next twelve months from the date of this prospectus. However, this belief is based on assumptions which may prove different from actual results and future circumstances, which may cause our actual financial position and results of operations to vary from current expectations of management. Our management also believes that we will be able to meet longer-term expected future cash requirements and obligations through a combination of expected cash flows from operating activities, available cash balances and potential future equity or debt financing transactions. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued business innovation over time, we may not be able to successfully execute our business plans or compete successfully, which could have a material adverse effect on our business, financial condition and results of operations.
The amounts and timing of our actual expenditures will depend on numerous factors, including the expansion of our current service offerings, evolving regulatory requirements and other factors described in the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may also find it necessary or advisable to use the net proceeds for other purposes. In addition, we might decide to postpone or not pursue the activities described above if the net proceeds from this offering and the other sources of cash are less than expected.
Because we expect to use the net proceeds from this offering to fund capital expenditures for our projects and otherwise expand our operations, and for other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY
We previously paid cash dividends on shares of our redeemable convertible preferred stock. However, we have never declared or paid any cash dividends on shares of our common stock. As of           , 2024 and for the year ended December 31, 2023, we paid a total of $          and $176,544 in dividends to holders of our redeemable convertible preferred stock, respectively.
Upon consummation of this offering, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions and capital requirements. In addition, certain of our existing indebtedness restricts the payment of dividends by certain of our subsidiaries, and future indebtedness could impose restrictions on our or our subsidiaries’ ability to pay dividends in the future.

CAPITALIZATION
The following table summarizes our cash and cash equivalents, as well as our capitalization, as of                  , 2024:
•on an actual basis;
•on a pro forma basis to give effect to (1) the Reclassification, (2), the Capital Stock Conversion and (3) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of this offering; and
•on a pro forma as adjusted basis to reflect (1) the pro forma adjustments set forth above and (2) the issuance and sale by us of                      shares of common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of , 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in whole dollars, except share data)	(unaudited)
Cash and cash equivalents	$	$	$
Long term debt, net of current portion	$	$	$
Redeemable convertible preferred stock, par value $0.0001 per share,         shares authorized,       shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
	$	$	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted
Class A Common stock, par value $0.0001 per share, shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Class B Common stock, par value $0.0001 per share, shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.0001 per share, no shares authorized, shares issued and outstanding, actual;          shares authorized,            shares issued and outstanding, pro forma;              shares authorized,            shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total stockholders’ equity (deficit)
Total capitalization	$	$	$
__________________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of our cash and cash equivalents, additional paid-in capital, total

stockholders’ equity (deficit) and total capitalization by approximately $     million or $        million, respectively, as applicable, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $     million or $        million, respectively, as applicable, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
•The number of shares of common stock that will be outstanding immediately after this offering is based on                shares of our common stock outstanding as of                  , 2024, after giving effect to the Forward Stock Split, the Reclassification and the Capital Stock Conversion, as if they had occurred on                     , 2024, and excludes the following:            shares of common stock issuable upon the exercise of options outstanding as of              , 2024, with a weighted-average exercise price of $                   per share;
•               shares of common stock issuable upon the exercise of options that were granted after              , 2024, with a weighted-average exercise price of $                   per share;
•              shares of common stock reserved for future issuance under the 2023 Plan, as of              , 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Plan, upon its effectiveness, at which time we will cease granting awards under our 2023 Plan;
•              shares of common stock reserved for future issuance under our 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•4,300 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of            , 2024, with an exercise price of $0.0001 per share.
The 2024 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2023 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.” Such increases are not reflected in the numbers above.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.
Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of          , 2024 was $            million, or $              per share. Our pro forma net tangible book value as of               , 2024 was $      million, or $      per share, based on the total number of shares of our common stock outstanding as of             , 2024, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of                    shares of common stock.
After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             , 2024 would have been $       million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2024	$
Increase in net historical net tangible book value per share as of , 2024 attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of , 2024
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share by approximately $       or $        , respectively, as applicable, and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value by approximately $     per share or $       per share, respectively, as applicable, and increase or decrease the dilution to new investors purchasing shares of common stock in this offering by $       per share or $        per share, respectively, as applicable, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option in full to purchase                  additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $       per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $       per share and the pro forma as adjusted dilution to new investors purchasing common stock in this offering would be $        per share.

The following table presents, on a pro forma as adjusted basis to give effect to this offering, as of                  , 2024, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
(in whole numbers, except per share amounts)	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering		%	$	%	$
Total
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $        million or $         million, respectively, as applicable, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders, by approximately $          million or $         million, respectively, as applicable, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The table above assumes no exercise of the underwriters’ option to purchase                    additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to       % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to       % of the total number of shares outstanding after this offering.
The number of shares of common stock that will be outstanding immediately after this offering is based on            shares of our common stock outstanding as of                    , 2024, after giving effect to the Forward Stock Split, the Reclassification and the Capital Stock Conversion, as if they had occurred on              , 2024, and excludes the following:
•               shares of common stock issuable upon the exercise of options outstanding as of                , 2024, with a weighted-average exercise price of $                per share;
•                shares of common stock issuable upon the exercise of options that were granted after                , 2024, with a weighted-average exercise price of $                per share;
•                shares of common stock reserved for future issuance under the 2023 Plan, as of                , 2024, which number of shares will be added to the shares of our common stock to be reserved under our 2024 Plan, upon its effectiveness, at which time we will cease granting awards under our 2023 Plan;
•                shares of common stock reserved for future issuance under our 2024 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•4,300 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of            , 2024, with an exercise price of $0.0001 per share.

The 2024 Plan provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2024 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2023 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.” Such increases are not reflected in the numbers above.
To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a vertically integrated industrial power company that develops, builds, owns and operates on-site power solutions for large and emerging industrial customers. Our experienced team builds and operates MW-scale, mission-critical, high-voltage power systems outside our customers’ facility walls to deliver grid and renewable, behind-the-meter power to our customers. We develop and deliver a range of large-scale power solutions to our industrial customers, including Megawatt Hubs, Wind for Industry, ManagedHV and Net Zero projects, described below. We are a “self-perform” contractor, meaning we perform the majority of our construction activities directly, with substantial in-house capabilities for executing the construction of power infrastructure. We typically enter into long- and medium-term agreements with our industrial customers for our power solutions.
We refer to ourselves as a “Utility 2.0” company because we allow our customers to take control of their power future by making and using power where it is needed. We believe we have established our solutions as reliable, efficient and economical alternatives to the traditional “Utility 1.0” model and the aging power grid. As a result, we believe we have earned our customers’ loyalty and that our customers choose us to collaborate in the development and deployment of efficient, forward-looking power solutions.
Unlike most traditional renewable energy developers and independent power producers, we are a vertically integrated enterprise. We consider vertical integration to include development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof. This is made possible in part by our “design one build many” philosophy for engineering and construction. Our goal is to deliver better, faster and safer industrial energy solutions, thereby providing lower cost energy, higher-quality project delivery and a better customer experience. As a result, we believe we are uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand for on-site, low-carbon power solutions.
We have incurred significant net losses to date. For the years ended December 31, 2023 and 2022, we reported net losses of $20.2 million and $14.3 million, respectively. Our net losses have resulted principally from costs incurred to develop and operate our solutions. As of December 31, 2023 we had an accumulated deficit of $109.4 million.
We expect to continue to incur significant net losses for the foreseeable future, and we expect these net losses to increase as we increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs and implement internal systems and infrastructure to support our growth.
Until we can generate sufficient revenue to finance our cash requirements, we expect to finance our future cash needs through a combination of public or private equity offerings or debt financings. We may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. In addition, our net losses may fluctuate significantly from period to period, depending upon the timing of our capital expenditures.
In August 2024, we terminated a business combination agreement with a special purpose acquisition company, or SPAC. The agreement was intended to facilitate our merger with the SPAC, thereby positioning us as a publicly listed company. However, unrelated to us, the SPAC was delisted from the New York Stock Exchange, resulting in a breach of the business combination agreement. Consequently, we decided to terminate the business combination agreement and end our relationship with the SPAC and its investors. We incurred significant legal, audit and consulting expenses relating to our efforts to effect the terms of the business combination agreement and to prepare to operate as a public company prior to termination of the agreement. Following the termination of the business combination agreement, we entered into a settlement agreement pursuant to which we were released from any future claims from our counterparties with respect to the termination of the business combination agreement.
In connection with the business combination agreement with the SPAC, we entered into certain sponsor loans and subscription agreements. In September 2024, in accordance with the terms of such agreements, we settled our obligations by issuing a number of shares of our common stock to these sponsors. See “Certain Relationships and Related Party Transactions—SPAC Sponsor Loans” for additional information.
Key Factors and Trends Affecting Our Business
We believe that our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section of this prospectus entitled “Risk Factors.”
Energy Transition and Sustainability Focus
The global shift towards energy transition and sustainability has been and continues to be important to our business model. If this shift slows or fails to continue, there may be less demand for our business model, which will slow our growth and potentially limit our profitability. Further, this transition has been fueled, in part, by the availability of RECs, which are a critical component of our revenue model. If the availability or economic value of RECs is diminished in any way, such a development would adversely impact both the transition away from traditional fuel sources and our ability to generate revenue from our business model and, ultimately, our profitability.
Aging Power Grid
The existing power grid in the United States, which we refer to as “Utility 1.0,” has remained largely unchanged for over 100 years. We believe that this power grid has become unpredictable, unreliable and expensive. We are actively working on modernizing the industrial on-site portion of this aging infrastructure, aiming to build a customer-centric power grid of the future that addresses the needs of carbon-intensive industrial operations. Our unique value proposition lies in our behind-the-meter solutions. These solutions, which include Wind for Industry, Managed High Voltage and Net Zero projects, are designed to provide on-site power solutions for large industrial power users and our Megawatt Hubs are designed to provide power solutions for emerging industries. By generating power on-site through Wind for Industry and Net Zero projects, we eliminate or reduce the inefficiencies associated with transmitting power over long distances, potentially resulting in cost savings and reduced carbon footprints for our clients. We are also able to innovate faster than we could if we were working on utility owned systems. If utilities or other competitors invest in grid infrastructure that improves efficiency beyond what our on-site solutions offer, our competitive edge may erode. Similarly, if we are unable to drive market adoption of our more nascent solutions and continue to stay at the cutting edge of innovative power solutions, we may be exposed to more competition.
Industrial Electrification and Decarbonization
Industries are rapidly electrifying their operations, moving away from coal and hydrocarbon-based processes. This shift, coupled with increasing accountability for carbon profiles, presents both challenges and opportunities for industrials. We are positioned to address these challenges by providing reliable, renewable and cost competitive power solutions. However, if there is a material change in retail energy prices our competitiveness will be substantially reduced and our solutions will be less valuable to our industrial customers. This, in turn, could adversely impact our ability to attract new customers and retain existing customers, both of which are critical to our future success.

Construction Costs and Asset Operation
The viability of our business and our ability to fully realize our estimated Contracted Payments Remaining and Contracted Operational Yield depend on our ability to complete construction of projects on time and on budget, and to keep our assets operational and producing energy. We have in the past and may in the future experience disruptions in this respect. For example, in January 2024, a wind turbine in our fleet experienced a structural failure, resulting in a blade detaching and falling to the ground. This incident, along with the subsequent investigation and remediation efforts, had a material impact on our operations and financial performance in 2024. Additionally, recent regional and global events such as the COVID-19 pandemic and the Russia-Ukraine conflict have disrupted international supply chains for critical power equipment and delayed the completion of project construction. Any failure to meet our assumptions with respect to construction timing and cost and asset operation would have a negative impact on our financial condition, results of operations and growth prospects.
Strategic Focus on Industrial Power Problems
We have strategically chosen to focus on industrial power problems. With an estimated 53,000 large industrial facilities in the United States and the industrial sector (defined as an “energy-consuming sector that consists of all facilities and equipment used for producing, processing or assembling goods”) accounting for 33% of total energy consumption in 2022 according to the USEIA, we regard the potential for growth and impact in this segment as immense. Our industrial power solutions aim to modernize the power infrastructure these industries rely on, thus ensuring reliability and sustainability. If broader markets or geopolitical factors have an adverse effect on the growth of the industrial power sector then we will experience less demand for our projects, especially our Megawatt Hub solution, which focuses on new industrial loads. We may not be able to adapt our model to other smaller sectors due to the minimum economies of scale associated with our solutions.
Market Dynamics and Growth Potential
The energy market is witnessing accelerated change with tailwinds effectively mandating transformation. From the electrification of transport to the adoption of renewable energy sources, the need for modern, scalable power systems is evident. We believe we are poised to capitalize on this demand and we maintain a clear vision for investing in and developing the power infrastructure of the future. Significant changes in legislation or utility re-regulation could substantially limit our ability to provide solutions to industrial customers. Similarly if investor appetite for renewable investments decreases it will be more difficult for us to finance our projects and it may increase our cost of capital.
Large Addressable Market
We operate in a vast market with significant growth potential. There are approximately 53,000 manufacturing facilities we consider to be large industrial facilities in the United States. These large manufacturing facilities offer more than 78,000 MW of deployable capacity, valued in excess of $146 billion, for our Wind for Industry solution at technically viable large industrial facilities. Additionally, there are more than 65,000 MW of deployable capacity for our Wind for Industry solution at technically viable large industrial sites that were also financially competitive with power grid pricing at the time of the OE Market Analysis. See “Business—Our Market Opportunity” for additional information.
Key Performance Indicators
We regularly review a number of key performance indicators, or operating metrics, to evaluate our business, measure our performance, identify trends, estimate our future performance and make business decisions. The measures set forth below should be considered in addition to, and not as a substitute for or in isolation from, our financial measures prepared in accordance with GAAP, in particular GAAP revenue and GAAP operating profit (loss). Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. Some of our key operating metrics are estimates. These estimates are based on our management’s beliefs, estimates and assumptions and on information currently available to management. Although we believe that we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may result in such estimates proving to be inaccurate, potentially materially so, over time, particularly given that a number of them involve estimates of contracted payments and operating costs up to 20 years in the future. Further, because of the long time horizon of some of these estimates, they may not reveal short-term changes in our ability to bring new assets online, keep existing assets operational, add new customers or retain existing customers.

KPI Results
	Relevant time period	As of , 2024
Contracted Payments Remaining (CPR)	Over the next 20 years
Contracted Operational Yield (COY)	Over the next 20 years
Megawatts of Generation Currently Producing (MW-GEN)	As of a specified date
Megawatts of Generation in Construction (MW-CONST)	As of a specified date
Megawatts Actively Served by Megawatt Hubs (MW-HUB)	As of a specified date
KPI Result Clarifications:
•Our Contracted Payments Remaining midpoint, the point at which half the modeled payments are realized, occurs in year              .
•Our Contracted Operational Yield midpoint, the point at which half the modeled payments are realized occurs in year            .
Contracted Payments Remaining (CPR). We define Contracted Payments Remaining as our estimate of the undiscounted payments we expect to receive from our industrial power projects that have contracted payment streams during the next 20 years. We calculate Contracted Payments Remaining as the sum of the payments we expect to receive over the next 20 years for each of our Wind for Industry, Net Zero, ManagedHV and Megawatt Hub projects. On a project-by-project basis, as of a specified date, we estimate Contracted Payments Remaining for each period as follows:
•Projects with wind generation. We calculate estimated Contracted Payments Remaining for the wind turbines at each project as the product of (i) Nameplate Capacity measured in MW, (ii) the P50 Capacity Factor, (iii) the sum of the REA Rate and net REC Rate (in dollars per MWh) and (iv) the hours in the calculation period.
◦The REA Rate is the contracted rate per MWh sold to our customers for the applicable period.
◦The net REC Rate is the difference between the price per MWh resulting from the sale of a compliant REC and the matching purchase of a Green-e eligible REC price which is determined by the first contracted sale of compliant RECs for that project and are not adjusted annually.
•Projects with solar generation. We calculate estimated Contracted Payments Remaining for the solar generators at each project as the product of (i) the Nameplate Capacity measured in MW, (ii) the P50 Capacity Factor, (iii) the sum of the REA Rate and net SREC Rate (in dollars per MWh), (iv) the Degradation Adjustment Factor and (v) the hours in the calculation period.
◦The REA Rate is the contracted rate per MWh sold to our customers for the applicable period.
◦The net REC Rate is the difference between the price per MWh resulting from the sale of a compliant REC and the matching purchase of a Green-e eligible REC price which is determined by the first contracted sale of compliant RECs for that project and are not adjusted annually.
◦The degradation adjustment factor is the number used to account for the fact that solar panels typically experience a reduction in Nameplate Capacity over time. We assume an industry standard 1% annual degradation rate.

•Megawatt Hub projects. We calculate estimated Contracted Payments Remaining for the Megawatt Hubs at each project as the sum of (i) the rental payments and (ii) the energy payments. The rental payments are calculated as the product of the contracted (i) capacity of the site for the period in MW and (ii) Rental Rate in dollars per MW per month for the period. The energy payments are calculated as the product of (i) the contracted capacity for the period in MW, (ii) the Load Factor as a percentage, (iii) the Grid Rate in dollars per MWh and (iv) the hours in the calculation period.
◦Load Factor is assumed to be 95% unless management has more specific information about the exact nature of the Megawatt Hub tenant’s operations in which case the more specific Load Factor is used. Absent a material difference between a customer’s historical Load Factor and the initial Load Factor, we do not adjust the Load Factor.
◦Rental Rate is fixed and defined in the rental contract for the site, typically on a monthly basis.
◦Grid Rate is management’s estimation of the current retail energy price at the applicable service voltage that the specific site is expected to pay net of all ancillary benefits, including compensation from participation in grid stability, reliability or efficiency programs.
Contracted Operational Yield (COY). We define Contracted Operational Yield as the estimated Contracted Payments Remaining over the next 20 years less estimated operating expenses associated with the respective contracted projects for the same period. We calculate Contracted Operational Yield for each period on a project-by-project basis, as of a specified date, as estimated Contracted Payments Remaining net of the associated operating expenses, which include:
•planned operation and maintenance costs;
•reserve for operating and maintenance costs;
•Balance-Of-Plant service costs;
•insurance costs;
•taxes;
•scholarships; and
•remaining miscellaneous costs.
For our projects with wind generation, all of the above expenses are applicable. For our projects with solar generation, scholarship expenses are not applicable. For Megawatt Hub projects, scholarships and Balance-Of-Plant service costs are not applicable. See “Details of Our KPIs” below for more detail.
Megawatts of Generation Currently Producing (MW-GEN). We define MW-GEN as the megawatts of generation owned by us that are currently generating electricity on a regular basis as of a specified date. It includes all generation types and is the total of the Nameplate Capacities of all generators that have produced power and are in an operating condition. We calculate MW-GEN as the sum total of the Nameplate Capacities of the specifically listed projects identified as being in operation as of a specified date. Generators that are undergoing repairs are included only if we believe there is a high degree of certainty that the generators will be returned to service.
Contracted Megawatts of Generation in Construction (MW-CONST). We define MW-CONST as the megawatts of generation currently in the Construction Phase as of a specified date. It includes all generation types and is the total of the Nameplate Capacities of all of the projects with binding contracts that are in the Construction Phase. It includes generators that have not yet begun to regularly produce power. We calculate MW-CONST as the sum total of the Nameplate Capacities of the specifically listed projects identified as being in the Construction Phase as of a specified date.

Megawatts Actively Served by Megawatt Hubs (MW-HUB). We define MW-HUB as the megawatts of contracted customer load currently energized and being serviced by a Megawatt Hub as of the specified date. We calculate MW-HUB as the sum total of the contracted megawatt demands of all Megawatt Hub projects based on the actual energized demand as of the specified date. We do not include customer load that is undergoing a long-term ramp up but is not currently energized or that is actively being switched between customers. In determining loads, we do not account for routine service time, routine intraday load ramps and/or routine shutdowns when they occur for a period of less than 24 hours. This KPI is calculated as the sum total of the disclosed contracted demands of the specifically listed Megawatt Hub projects identified as of a specified date based on the actual energized demand as of a specified date.
Details of Our KPIs
Quarterly Calculations
All calculations underlying our key operating metrics are done on a quarterly basis and any annual inflators are compounded on a quarterly basis. We believe these quarterly calculations more precisely capture the inherent seasonality of renewable energy generation sources and are consistent with standard industry modeling practices.
P50 Capacity Factor
The P50 Capacity Factor is an industry-standard factor that is a probability-based measure reflecting the efficiency and productivity of a renewable energy asset, such as a wind turbine or solar panel, over a specified period. It represents the ratio of the actual energy output to the theoretical maximum energy the asset could produce if it operated continuously at its full Nameplate Capacity throughout the year. Expressed as a percentage, the Capacity Factor provides insights into the real-world performance of the generator, accounting for variability in resource availability, maintenance and other operational factors.
The “P50” designation indicates that there is a 50% probability the actual production will exceed the estimated value and a 50% probability it will fall below it, making it the median estimate and the most statistically likely performance scenario. We calculate P50 Capacity Factors using historical climate and solar data about a specific site and apply that data to a specific configuration of generators at a project location to forecast what we believe is the most probable generation going forward for the project.
Contracts Included
See “Business—Our Solutions” for a discussion of the projects included in our KPIs. For projects with an initial or remaining contracted term shorter than 20 years, including for tenants at our Megawatt Hubs, we use the actual remaining contracted duration, with no contract extension assumed. For projects that have an initial construction period, the Contracted Payments Remaining and the Contracted Operational Yield only capture estimated payments and operating costs over the next 20 years and may not fully capture the contracted value of a specific project if the term of that project extends beyond the next 20 years. We selected the next 20 years because it is a common period used in the renewable industry to evaluate assets with a long life.
Tax Equity
Many of our projects have utilized partnership organizational structures to allow outside investors to invest at the project level to more efficiently utilize the tax credits and other tax benefits that the projects generate. For those projects, our investors are entitled to a portion of the distributable cash. Generally, these projects are structured such that the third-party investor is entitled to receive 5% of the cash generated from a project and we retain the remaining 95%. For these types of projects, in our calculation of Contracted Payments Remaining and Contracted Operational Yield, we only reflect the pro rata percentage of our share of each project. We use the project specific distribution percentage owed to the third-party investor, and only the remaining percentage is allocated to us. Projects placed in service after the IRA went into effect in 2022 typically do not use this structure.

Construction Period Estimate
For the purpose of determining the KPIs, no contracted payments or operational expenses are attributed to a project until the estimated Construction Phase for that project is complete and we expect the project to be operating. We make a good faith estimate of the remaining construction period for all projects that have been signed but are not yet fully operational. The remaining construction period estimate is updated as of the specified date that the key operating metrics are being presented.
Prepayments Adjusted
In some cases, we may be able to negotiate a prepayment of rent for Megawatt Hub tenants. This is typically a bring forward of future rental payments. When this occurs we amortize the prepayment over the original period in which we would have received the payments.
Estimated Operating Expenses
Planned Operation and Maintenance, or O&M, Costs: Planned O&M Costs are estimated based on actual contracted service and maintenance rates under each contract, vary based on the generation or equipment manufacturer and the specific terms of the contract, and may include warranty costs. Wind turbine original equipment manufacturers, or OEMs, typically provide 5 to 20-year warranties that include service contracts. Solar OEMs typically provide equipment-only warranties, and we typically plan to service these projects ourselves. For Megawatt Hub projects, we typically provide all of the planned service work ourselves. When there are not contractually set costs for the relevant period, we estimate the costs that we would charge in an arms-length contract. We assume a 2% annual inflator for Planned O&M Costs unless a project contract specifies otherwise.
O&M Reserve Costs: O&M Reserve Costs cover unexpected events not otherwise covered by insurance or Planned O&M Costs. We estimate O&M Reserve Costs based on historical project costs and apply a 2% annual inflator. We typically enter into “all planned and unplanned” service agreements with our maintenance service providers and therefore Reserve Costs are generally small relative to Planned O&M Costs.
Insurance Costs: We use the most recent annual pricing we have received for insurance and relevant data to estimate insurance costs. We use insurance rates based on actual quoted amounts for each project, updated annually, and then estimate the future insurance cost inflation rates based on historical adjustments and available industry data.
Taxes: Taxes for our projects are generally based on the size of our projects (on a per megawatt basis) or based on our projected revenue from the projects and defined rates (on a per kilowatt hour). These taxes generally do not escalate over the project lifecycle. We estimate taxes for the specific project in the specific location and include the cost of tax return preparation for each project. We generally have a corporate engagement for tax preparation that covers all of our enterprise entities and allocate tax return preparation to each project using a reasonable basis. The cost of tax preparation assigned to each project is typically not material to the project returns. No separate preparation cost is allocated to projects that do not require a separate tax filing and are part of our corporate return.
Scholarships: We have created a $5,000 annual scholarship for each wind turbine we build and own. These scholarships are awarded annually to local students pursuing a STEM degree. We incur these costs occur every year, and they do not escalate. There are no scholarships awarded for solar generation or Megawatt Hub projects.
Remaining Miscellaneous Costs: This category of expenses is used to capture project specific costs that are not typical of all projects. We estimate these costs based on known project-specific obligations. For example, certain projects may require an annual reoccurring operating permit payment. We apply inflators to these costs only if there is an expected inflation component.
Other Revenue not Included in our Key Performance Indicators
We do not include revenue generated from third-party construction services performed by us, energy consulting contracts, competitive retail energy sales brokering or other consulting services in calculating our key performance indicators. While these revenue streams contribute to the overall financial landscape of our Company, they are not material at this time and have distinct characteristics that influence their exclusion from our key performance indicators.
Uses and Limitations of the KPIs
We use Contracted Payments Remaining and Contracted Operational Yield to monitor and have comparative insight into new contract execution in the period covered and on a cumulative basis. These metrics are intended to quantify the cumulative scale and relative yield of signed contracts over the next 20 years. Management utilizes these metrics to review and manage the health of our new and ongoing business and new customer acquisition. Contracted Payments Remaining and Contracted Operational Yield are estimated reporting metrics as of specific dates. They are forward-looking numbers and we use significant judgment in developing the assumptions used to calculate them. The estimates and assumptions used in calculating these metrics may not be accurate or may prove not to be accurate over time. Contracted Payments Remaining and Contracted Operational Yield should not be viewed as replacements for GAAP revenue or operating profit (loss) and may not be an indicator of our actual GAAP revenue or actual operating profit (loss) for any future period. Contracted Payments Remaining and Contracted Operational Yield are performance metrics and are not intended to be reflective of or combined with GAAP revenue or operating profit (loss). Contracted Payments Remaining and Contracted Operational Yield do not include payments from third-party construction services we perform, energy consulting contracts, competitive retail energy sales brokering or other consulting services.
The key underlying assumption of these KPIs is that we can successfully construct our projects within the estimated timeframe and subsequently operate them successfully. The realization of these projections depends on various factors, including our ability to raise capital and execute our business strategy, as well as wind and solar resource availability. Importantly, our KPIs do not factor in any risk analysis related to our ability to execute the Construction Phase of a project. See “Risk Factors—Risks Related to Financial, Accounting and Tax Matters–Certain of our key performance indicators are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline” for a description of risks inherent in these KPIs.
We use MW-GEN, MW-CONST and MW-HUB to monitor changes in our business and portfolio of assets and our management believes they are useful to investors as they reflect changes in projects contracted for and installed. Neither our independent registered public accounting firm, Deloitte & Touche LLP, nor any other independent accountants, has audited, reviewed, examined, compiled nor applied any procedures with respect to the accompanying prospective financial information or any other information about us contemplated in the KPIs and, accordingly, does not express an opinion or any other form of assurance with respect thereto and, assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte report included in this prospectus relates to our historical audited financial statements. It does not extend to unaudited prospective financial information, including our KPIs or the accompanying prospective financial information or any other information about us contemplated in the KPIs, and should not be read to do so.
Components of Results of Operations
Operating revenue
Our operating revenue is generated through the following types of arrangements:
Long-term Contracts:
•REAs: As discussed in Note 2 of our consolidated financial statements included elsewhere in this prospectus, our revenues are largely generated from REAs within each of the Project Companies and RECs. Revenue from the sale of energy is recognized over time as the energy is delivered, at rates specified under the respective REA.
•Sale of Renewable Energy Credits: We generate revenue from the sale of compliant RECs. The highly volatile and unpredictable REC market, influenced by government policy, supply and demand dynamics and economic conditions, significantly impacts our revenues and profitability. Revenue from the sale of compliant RECs within the Project Companies is recognized at a point-in-time when the related energy is delivered to the customer.
Short-term Contracts:
•Lease income: We generate revenue through operating lease arrangements with customers over our mobile computing units that are leased out for data mining. We recognize lease income on a straight-line basis over the lease term.
•Energy costs: Lease arrangements include non-lease components, or Energy Costs, which are a separate fee charged to the customer for utilities and are accounted for under ASC 606. Energy costs are also included in our cost of operations because they are fully recharged to the customer.
•Construction: We generate construction revenue from contracts to provide various construction services such as electrical equipment installation at customer’s premises. Construction revenue is recognized over time, as construction activities take place, we are either enhancing a customer’s owned asset or constructing an asset with no alternative use to us. We use an input method to measure progress towards completion.
•Consulting: We generate consulting revenue from contracts to provide various technical consulting services concerning energy consumption and purchase performed by OE Consulting Services LLC. Consulting revenue is recognized over time as consulting activities occur. We use an input method based on either costs or labor hours incurred to measure progress towards completion.
Operating expenses
Operating expenses consist of cost of operations, depreciation and amortization, selling, general and administrative expenses, payroll and benefits, other operating expenses, taxes other than income taxes and other income (expense).
Cost of operations: Cost of operations include the cost of labor, materials, equipment, Green-e Eligible REC purchases, purchase of power from the power grid and subcontracting that are required for the installation of projects to third-party customers.
Depreciation and amortization: Depreciation and amortization expenses consist primarily of depreciation expense associated with our property, plant and equipment, consisting of wind turbines and related equipment, office buildings, equipment and vehicles.
Selling, general and administrative expense: Selling, general and administrative expenses consist of information technology expenses; legal, accounting and other professional fees; payroll and benefits; marketing expenses, insurance and other operating expenses. Payroll and benefits expenses consist of salaries and wages, health insurance, a salary deferral plan under Section 401(k) of the Internal Revenue Code and other employee benefits. Other operating expenses consist of service and maintenance expenses and scholarship expenses. We expect our general and administrative expenses to increase materially in the foreseeable future as we continue to scale as a company and to decrease as a percentage of revenue over time. We also expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and of applicable national securities exchanges, as well as legal, audit, investor relations, insurance and other administrative and professional services expenses.
Payroll and benefits: Payroll and benefits expenses consist of salaries and wages, health insurance, a salary deferral plan under Section 401(k) of the Internal Revenue Code, and other employee benefits. We expect our payroll and benefits expenses to increase in the foreseeable future as we incur additional costs as a result of the acceleration of our growth, hiring and operations as a public company.
Other operating expenses: Other operating expenses consist of service and maintenance expenses and scholarship expenses.

Other income (expense)
Other income (expense) consists of interest income, interest expense, amortization of loan origination fees and other income, net. Interest expense will vary periodically based on the level of debt outstanding and prevailing interest rates.
Provision for income taxes
We are a U.S.-based company potentially subject to tax in multiple U.S. tax jurisdictions. Significant judgment is required in determining our provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a multi-jurisdictional basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be successfully challenged by jurisdictional tax authorities, which may have a significant impact on our provision for income taxes.
Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. or other tax authorities change applicable tax laws, our overall taxes could increase and our business, financial condition or results of operations may be adversely impacted.
The provision for income taxes is based on various rates set by federal and local authorities and is affected by permanent and temporary differences between financial accounting and tax reporting requirements.
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2022
The following table sets forth certain financial data from the consolidated statements of operations for the periods presented:

	Year Ended December 31,
	2023		2022		Year-Over-Year Change
	Dollar Amount	% of Revenues	Dollar Amount	% of Revenues	Dollar Change	% Change
Operating revenues	$6,008,988	100%	$7,921,152	100%	$(1,912,164)	(24)%
Operating expenses	24,263,840	404%	17,982,206	227%	6,281,634	35%
Loss from operations	(18,254,852)	(304)%	(10,061,054)	(127)%	(8,193,798)	81%
Other expense	(4,473,763)	(74)%	(3,324,281)	(42)%	(1,149,482)	35%
Net loss before income taxes	(22,728,615)	(378)%	(13,385,335)	(169)%	(9,343,280)	70%
Income tax benefit (expense)	2,548,014	42%	(887,696)	(11)%	3,435,710	(387)%
Net loss and comprehensive loss	(20,180,601)	(336)%	(14,273,031)	(180)%	(5,907,570)	41%
Net loss attributed to non-controlling interests	$(4,863,126)		$1,772,505		$(6,635,631)	(374)%
Net loss attributed to One Power	$(15,317,475)		$(16,045,536)		$728,061	5%

Operating revenues
Total operating revenues by segment as follows:

	Year Ended December 31,
	2023	2022	% Change
Long-term contracts	$4,025,202	$4,399,220	(9)%
Short-term contracts	1,884,197	3,527,403	(47)%
Total operating revenues	$5,909,399	$7,926,623	(25)%
Long-term contracts revenue decreased $0.3 million, or 9%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease for the year ended December 31, 2023 was primarily driven by a reduction in revenue from REAs of 16%, reflecting our experience of less wind during the year ended December 31, 2023. Additionally, the decrease in revenue was partially offset by the sale of compliant RECs which increased by 52% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The price of all RECs throughout the year was $15.80/REC in 2023 and $8.75/REC in 2022, resulting in an increase in revenue from the sale of compliant RECs. The price change in RECs was a result of a market increase in the value of RECs and was not specific to our operations.
Short-term contracts revenue decreased by $1.6 million, or 47%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease for the year ended December 31, 2023 was primarily driven by lease income and energy costs, which decreased by 72% and 58%, respectively, due to not having tenants for our data mining site operating lease arrangements until September 2023. We also experienced a decrease in construction revenue of 58% for the year ended December 31, 2023, as a result of reduced construction compared to previous years due to other internal project obligations.
Overall, operating revenues decreased by approximately $1.9 million, or 25%, for the year ended December 31, 2023, compared to the year ended December 31, 2022.
Operating expenses
Operating expenses increased by approximately $6.3 million, or 35%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, comprising increases of $8.1 million in general and administrative expenses, and $0.4 million in depreciation, amortization, and accretion expense, partially offset by decreases of $1.5 million in cost of operations and $0.7 million in asset impairment charges.
The increase in operating expenses was primarily attributable to the $8.1 million increase in general and administrative expenses. This increase is comprised of increases of $3.6 million in stock compensation associated with option grants, $2.6 million in payroll and benefits costs, $1.4 million in additional costs as a result of preparing to operate as a public company, including compliance with SEC rules and regulations, legal, audit, insurance expenses, investor relations expenses and $0.5 million of other additional administrative and professional services fees.
The $0.4 million increase in depreciation, amortization, and accretion expense was primarily driven by the increase in depreciation expense for projects that became operational and placed into service in August 2023.
The $1.5 million decrease in cost of operations for the year ended December 31, 2023 was primarily driven by the decrease in construction projects by 58% for the year ended December 31, 2023 due to completed projects placed in service during 2023 and a reduction in construction activity on new projects during 2023 as a result of COVID-19’s impact on our ability to obtain new contracts from 2020 to 2022.
During the year ended December 31, 2022, we recognized an impairment charge of $0.7 million related to a portion of our other long-term assets. There was no asset impairment recognized during the year ended December 31, 2023.

Loss from operations
Loss from operations increased by $8.2 million, or 81%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, due to the fluctuations described above under “Operating revenues” and “Operating expenses.”
Other expense
Other expense increased by approximately $1.1 million, or 35%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was attributable to interest expense related to additional borrowings of $3.5 million, which contributed $1.1 million of incremental interest expense.
Income tax benefit (expense)
For the year ended December 31, 2023, we recorded an income tax benefit of approximately $2.5 million, compared to an income tax expense of $0.9 million for the year ended December 31, 2022, primarily related to net operating losses for these periods. For the years ended December 31, 2023, and 2022, our provision for income taxes differed from the federal statutory rate primarily due to our recording of a partial valuation allowance position creating a reduced benefit for federal and state income tax purposes.
Liquidity and Capital Resources
Overview
Since inception, we have financed our operations primarily through the issuance and sale of equity and debt. We have not generated any net cash from operations.
Our current and ongoing requirements for liquidity and capital are to finance working capital and capital expenditures associated with operating and managing our Project Companies, as well as for general corporate purposes. These capital needs will vary based on a variety of factors including macroeconomic factors such as market conditions and supply chain challenges, costs relating to site control and transmission interconnections, our ability to achieve efficiencies in our operating costs and our growth initiatives.
Going Concern
As of                 , 2024, our principal source of liquidity was our cash balance of $          million, of which $          million was unrestricted and available for working capital purposes. Since our inception, we have generated significant operating losses as reflected in our retained deficit and negative cash flows from operations. We had an accumulated deficit of $          million as of         , 2024. Our negative cash flows from operations were $                     million for                  , 2024. In addition, we have approximately $          million of debt maturing within one year after the date the financial statements are issued, which is also the date of this prospectus.
Our ability to continue as a going concern is dependent on raising capital and ultimately achieving profitable operations. If adequate funds are not available, we may be required to adjust timing of our planned capital expenditures and project development, or raise additional financing to continue to fund operations, which would harm our business, operations and financial condition. As such, due to our current cash position and the other factors noted above, these conditions raise substantial doubt about our ability to continue as a going concern.
Our ability to continue as a going concern will be dependent on ultimately achieving profitable operations or raising additional capital through potential equity or debt financing transactions, or both. We believe our existing cash and cash equivalents of $        million as of           , 2024, together with anticipated proceeds from the offering, will be sufficient to meet our operating working capital and capital expenditure requirements for at least the next twelve months from the date of this prospectus. However, this belief is based on assumptions which may prove different from actual results and future circumstances, which may cause our actual financial position and results of operations to vary from current expectations of management. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities, available cash balances and potential future equity or debt transactions.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are acceptable to us. To the extent that we raise additional equity capital by issuing additional securities at any point in the future, our then-existing stockholders may experience dilution. To the extent that we incur additional indebtedness, our fixed payment obligations will increase and we may be subjected to additional restrictive covenants that could limit our flexibility in conducting future business activities.
Financing Arrangements
OECC Fleet Alpha LLC Term Loan Agreement. In September 2020, OECC Fleet Alpha LLC and One Energy Capital LLC (as Pledgor) entered into a term loan agreement, as amended, with RC4 OE Wind LLC, or the Term Loan Agreement. The Term Loan Agreement provides for term loans of up to $16.5 million at an annual interest rate of 8.0%, payable in fixed quarterly payments. The term loan facility matures in September 2037. A ‘make-whole’ prepayment premium is payable in the event the borrowings under the Term Loan Agreement are prepaid in whole or in part on or prior to the tenth anniversary of the original closing date of the facility. The Term Loan Agreement is secured by substantially all of OECC Fleet Alpha LLC’s assets, including but not limited to its equity in the Project Companies, a pledge by One Energy Capital LLC of its equity in certain of the Project Companies and a pledge in OECC Fleet Alpha LLC by One Energy Capital Corporation. The Term Loan Agreement also contains certain operational covenants that restrict OECC Fleet Alpha LLC’s ability to engage in certain activities, including, among other things, incurring additional indebtedness, granting liens, undergoing certain fundamental changes, making investments, making dividends, distributions and other restricted payments and selling assets. In addition, the Term Loan Agreement includes covenants requiring the maintenance of restricted cash reserves, which may limit OECC Fleet Alpha LLC’s operational flexibility while the obligations thereunder remain outstanding. As of           , 2024, we have loans in an aggregate principal amount of $           outstanding under the Term Loan Agreement.
Borrowings from Private Investors
On April 10, 2023, we entered into a debt restatement and restructuring agreement, or the CAS Restructuring Agreement, with CAS Ohio LLC to consolidate certain existing debt obligations we owed to CAS Ohio LLC, or the CAS Ohio Debt Restatement. On October 24, 2024, CAS Ohio LLC assigned its rights and interests under the CAS Restructuring Agreement to the Craig A. Stoller Revocable Living Trust, or the CAS Trust. The obligations outstanding under the CAS Restructuring Agreement are unsecured. The CAS Restructuring Agreement includes a prohibition on the incurrence of additional indebtedness.
As of         , 2024, the aggregate principal amount outstanding under CAS Restructuring Agreement included $          million of “Type A Debt”, which is due upon the earlier of (a) mutual agreement of us and the CAS Trust, (b) when the Type B Debt described below becomes due and (c) 60 days after demand for repayment by the CAS Trust, and $          million “Type B Debt”, which is due upon the earlier of (a) our obtaining $50 million in equity contributions, (b) our being listed on a public exchange and (c) December 31, 2024. Each of the Type A Debt and Type B Debt accrues interest at a rate of 25%, compounded monthly, with no payments required until their respective maturity. Each of the Type A and Type B Loans may be prepaid without premium or penalty at our election.
In March 2024, we borrowed $2.0 million from the CAS Trust pursuant to a non-recourse promissory note, or the Non-Recourse Note. In April 2024, we borrowed an additional $1.0 million from the CAS Trust, thereby increasing the amount owing under the Non-Recourse Note to a total of $3.0 million. Amounts outstanding under the Non-Recourse Note accrue interest at a rate of 12% per annum and require payment of equal quarterly installments of principal and interest, beginning on September 30, 2024. The Non-Recourse Note matures in March 2027 and is secured by a first-priority mortgage on our office building in Findlay, Ohio and the real property on which the office building is located. The Non-Recourse Note provides the CAS Trust with recourse only to the mortgaged property and does not provide for recourse to us or any of our other assets. There is no prepayment penalty associated with the Non-Recourse Note. As of           , 2024, there was an aggregate principal amount of $          outstanding under the Non-Recourse Note.
In April 2024, we established a short-term borrowing facility with the CAS Trust, or the CAS Short-Term Facility. The CAS Short-Term Facility is designed to address cash flow shortfalls by allowing us to borrow funds for periods up to 30 days or until the end of any financial quarter, whichever occurs first with respect to any particular borrowing. The CAS Short-Term Facility permits us to borrow an indeterminate amount of funds from the CAS Trust in a mutually agreed upon amount to be determined on a case-by-case basis, though there is no obligation on the part of the CAS Trust to advance funds under the CAS Short-Term Facility and our ability to borrow under the facility is at the sole discretion of the CAS Trust. Borrowings under the CAS Short-Term Facility are unsecured and incur interest at a rate of 5% per week. As of              , 2024, there was an aggregate principal amount of $            outstanding under the CAS Short-Term Facility.
In August 2024, we established a revolving borrowing facility with the CAS Trust, or the CAS Revolving Facility. The CAS Revolving Facility permits us to borrow up to $5.0 million at any time outstanding from the CAS Trust. Aside from the initial borrowing under the CAS Revolving Facility which was made on August 1, 2024 in a principal amount of $300,000, there is no obligation on the part of the CAS Trust to advance funds under the CAS Revolving Facility and our ability to borrow under the facility is at the sole discretion of the CAS Trust. Borrowings under the CAS Revolving Facility are unsecured and incur interest at a rate of 22% per annum, compounded annually. The full principal amount of any outstanding borrowings under the CAS Revolving Facility and any accrued but unpaid interest thereon are due on the later of January 1, 2026 and 12 months from the date of the most recent draw under the CAS Revolving Facility. Any individual borrowing under the CAS Revolving Facility may be prepaid in full (but not in part) at any time. If at the time of repayment of any borrowing, the aggregate amount previously repaid with respect to such borrowing (inclusive of principal and interest) is less than 110% of the initial principal amount of such borrowing, then we are required to pay to the CAS Trust an additional amount at the time of such repayment such that the aggregate amount paid with respect to such borrowing (inclusive of principal, interest and such additional amount) equals 110% of the initial principal amount of such repaid borrowing. As of          , 2024, there was an aggregate principal amount of $          outstanding under the CAS Revolving Facility.
Equipment Financing
From time to time, we have borrowed from various financing organizations for the purchase of construction equipment, or the Equipment Financing Arrangements. The obligations owing under the Equipment Financing Arrangements have various interest rates between 6.0% and 7.0% and mature at various dates between January 2027 and July 2027. These obligations are secured by the underlying equipment purchased, and often include certain restrictive covenants with respect to the underlying equipment, including limitations on the disposal of, and the granting of liens on, such equipment. As of         , 2024, there was an aggregate principal amount of $                          outstanding under our Equipment Financing Arrangements.
One Power Preferred Shares
Since our inception, we have issued an aggregate of 78,446 shares of our Series A preferred stock for aggregate cash proceeds of approximately $34.1 million. Our future capital requirements will depend on many factors, including, without limitation, capital requirements associated with our existing projects and those of prospective projects in which we may engage in the future and other requirements. If we are unable to raise financing when desired, our business results of operations and financial condition would be materially and adversely affected.

Cash Flows
Comparison of the Years Ended December 31, 2023 and 2022
The following table summarizes cash flows from operating, investing and financing activities for the periods indicated:

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(9,209,643)	$(2,855,097)
Net cash used in investing activities	(7,318,908)	(6,090,912)
Net cash provided by financing activities	17,249,928	8,979,408
Net increase in cash and cash equivalents and restricted cash	$721,377	$33,399
Operating activities
During the year ended December 31, 2023, net cash used in operating activities was $9.2 million, compared to $2.9 million during the year ended December 31, 2022. Our operating activities included net losses of $20.2 million and $14.3 million for the years ended December 31, 2023 and 2022, respectively, which were offset by non-cash adjustments of $10.7 million and $5.3 million, respectively. The increase in non-cash adjustments was primarily driven by an increase in stock-based compensation, non-cash interest paid in kind and interest expense converted to common stock. Net change in our working capital resulted in an increase of $0.2 million and $6.1 million in cash provided by operating activities for the year ended December 31, 2023 and 2022, respectively. The decrease in net cash outflows as a result of changes in operating assets and liabilities was primarily driven by an increase in other current assets driven by prepaid SPAC transaction costs, partially offset by a decrease in accruals of accounts payable and accrued expenses.
Investing activities
Net cash used in investing activities was $7.3 million and $6.1 million for the year ended December 31, 2023 and 2022, respectively. Net cash used in investing activities was driven by our investment in certain projects in both years, including an electrical substation and a wind turbine project, land purchases and land improvements.
Financing activities
Net cash provided by financing activities was $17.2 million and $9.0 million for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, the net cash provided by financing activities was driven by issuance of preferred stock offset by repayments of debt. For the year ended December 31, 2022, the net cash provided by financing activities was driven by the issuance of debt offset by repayments of debt.
Critical Accounting Estimates
Preparing our consolidated financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures within the notes to our consolidated financial statements. Estimates are subject to various assumptions and uncertainties which could cause actual results to differ materially from these estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
We have described our significant accounting policies within Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, and we believe that the accounting policies below are critical to understanding our historical and future performances as these policies involve a greater degree of judgment and complexity.

Revenue recognition
Revenue from Contracts with Customers. We apply the guidance in ASC 606, Revenue from Contracts with Customers, or ASC 606, when recognizing revenue associated with our contracts with customers. Revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services.
We apply judgment in determining the customer’s ability and intent to pay, including the customer’s historical payment history, credit standing and other financial information pertaining to the customer. Our policies with respect to our specific revenue streams are detailed below.
Renewable Energy Agreements. Revenue from the sale of energy through long-term REAs within each of the Project Companies is recognized over time as the energy is delivered, at rates specified under the respective agreement.
Management makes a significant judgment regarding how the contract price is allocated between the REA and the retired Green-e Eligible Wind Credits, and this is based on historical Green-e Eligible REC prices. Market fluctuations have historically impacted the Green-e Eligible REC prices, causing changes ranging from 1% to 10%.
Lease Income and Energy Costs. Under ASC 842, Leases, ONE MWHUB 01 LLC (formerly known as OE Mining LLC), or MWHub 01, has operating lease arrangements with customers over its land with electrical equipment that is leased out for computing operations. These contracts do not contain a rental purchase option, whereby the customer has the option to purchase the land with electrical equipment at the end of the lease term for a specified price. The lessees also do not provide residual value guarantees on the leased asset; as a result, we retain title to the leased asset. These lease arrangements contain one lease component (the land with power supply provided by the electrical equipment) for which we are the primary obligor and one non-lease components (Energy Costs). The non-lease component is accounted for under ASC 606, while the lease component is generally accounted for as an operating lease under ASC 842, Leases, with fixed lease income being recognized on a straight-line basis over the lease term. We allocate the consideration to the various components of these arrangements based on the stand-alone selling prices and as a result there are no estimation sensitivities involved.
Construction Revenue. Construction revenue represents revenue generated from contracts to provide various construction services such as electrical equipment installation at customers’ premises performed by OES. Construction revenue is recognized over time as construction activities occur where we are either enhancing a customer’s owned asset or constructing an asset with no alternative use to our Company. We use an input method to measure progress towards completion. As such we measure our progress on a project by comparing how much has been spent on materials, labor and other direct costs related to the contract to the respective budgeted amounts. As these costs are incurred, a proportionate amount of revenue is recognized, reflecting the progress toward completing the project.
Consulting Revenue. Consulting revenue represents revenue generated from contracts to provide various technical consulting services concerning energy consumption and purchase performed by OE Consulting Services LLC. Consulting revenue is recognized over time as consulting activities occur. We use an input method based on either costs or labor hours incurred to measure progress towards completion.
Quarterly reviews of the cost estimates are conducted by management, and it is further revised to account for new developments and changing conditions. During the performance period of the contract, numerous factors that can affect profitability may change. These variables include fluctuating site conditions, the availability of skilled contract labor, the performance of primary suppliers and unanticipated changes in material costs. Due to the potential impact on contract profitability from substantial alterations in one or more of these estimates, regular reviews are conducted of the contract price and cost estimates throughout the course of construction period. Adjustments in construction revenues are proportional to the input measure of progress reflected in the reporting period in which the revised estimates are disclosed, as noted above.

Non-Controlling interests and HLBV Method to allocate earnings
Non-controlling interest represents the portion of our net income (loss) and net assets that are allocated to members of certain Project Companies that are consolidated within the financial statements. We have determined that the limited liability company agreements for the Project Companies, do not allocate economic benefits pro rata to our investors, and the appropriate methodology for calculating the non-controlling interest balance that reflects the substantive profit-sharing arrangement is a balance sheet approach using the hypothetical liquidation at book value method. In the case of non-real estate entities such as our Company, there is no specific guidance that should be applied when the pro rata approach does not capture the manner in which profits and losses are allocated under contract. In the absence of other specific GAAP guidance, we believe it is common practice to analogize the guidance for real estate entities in ASC paragraphs 970-323-35-16 and 17. Under the HLBV method, the amounts reported as non-controlling interest in the consolidated balance sheets and the consolidated statements of operations represent the amounts the members would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the operating agreements, assuming the net assets of the respective subsidiary were liquidated at recorded amounts determined in accordance with GAAP and distributed to the investors.
The HLBV method is a balance sheet-focused approach to income and loss allocation. A calculation is prepared at each balance sheet date to determine the amount that members would receive if the Project Companies were to liquidate all of their assets (at GAAP net book value) and distribute the resulting proceeds to their creditors and unitholders based on the contractually defined liquidation priorities. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to unitholders as compared to their respective ownership percentages in the Project Companies. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV methodology to allocate income between member classes may create volatility in the statements of stockholders’ equity as the application of HLBV can drive changes in net income or loss attributable to members from year to year.
Impairment of long-lived assets
We assess the recoverability of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When an indicator of impairment is identified, we compare the carrying value of the long-lived asset (asset group) to the undiscounted cash flows of the long-lived asset (asset group). Determining whether long-lived assets are impaired requires an estimation of the recoverable amount of the long-lived assets. Such estimation is based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. If the cash flows do not support recoverability, management determines the fair value of the long-lived asset (asset group). Relevant factors, along with management’s plans with respect to operations, are considered in assessing the recoverability of long-lived assets. If we determine, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their fair value with a corresponding charge to the statements of operations. No impairment was recorded for the year ended December 31, 2023. We recorded an impairment of $0.7 million on other long-term assets for the year ended December 31, 2022.
Our impairment analyses require significant judgment, including identification of the grouping of long-lived assets for impairment testing, estimates of future cash flows arising from these groups of assets and estimates of the remaining useful lives of the long-lived assets being evaluated. Our estimates inherently include a degree of uncertainty and are impacted by macroeconomic and industry conditions and the competitive environment. Adverse changes in any of these factors in future periods could result in impairment charges in future periods which could materially impact our results of operations and financial position.
Stock-based compensation
We measure compensation expense for stock options in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation cost is recognized over the requisite service period for time-vesting awards, and for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of our stock-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. Estimating fair value for share-based compensation requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. For stock options, we determine the grant date fair value using a Black-Scholes model with a weighted average time to vesting. The Black-Scholes model requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:
Fair value of common stock: Due to the absence of an active market for our common stock, we estimated the fair value of the common stock for the purpose of setting the exercise price of the options and estimating the fair value of the common stock at the time options were granted. We performed our analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants’ Practice Guide, Valuation of Privately Held Company Equity Securities Issues as Compensation. With this guidance, we exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including the following:
•the prices of our common stock sold to investors in arm’s length transactions;
•the estimated present value of our future cash flows;
•our business, financial condition and results of operations;
•our forecasted operating performance;
•the illiquid nature of our common stock;
•industry trends and the competitive environment, such as market size and growth;
•market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and
•macroeconomic conditions.
Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the expected term of option.
Expected term: The expected term represents the period that stock-based awards are expected to be outstanding and is determined analyzing the studies of employee exercise behaviors for similar instruments from comparable companies to our Company.
Expected volatility: Given the limited trading history of our common stock, the expected volatility was estimated based on the historical stock trading volatility of comparable publicly traded companies in the energy field over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on similar characteristics such as enterprise value, risk profile and position in the industry.
Expected dividend yield: The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We have not declared or paid any dividends historically and do not presently plan to pay dividends over the life of the options. Consequently, we use an expected dividend yield of zero.
These estimates involve inherent uncertainties and the application of management’s judgment. If we made different assumptions, our stock-based compensation expense and our net loss could have been materially different. For the year ended December 31, 2023, stock-based compensation expense for stock options was $3.6 million, however, a 10% change in the estimated fair value of common stock would result in a $1.2 million difference in our stock-based compensation expense for the year ended December 31, 2023.
Income taxes
We are a C corporation. With the exception of One Energy Capital Corporation, which is structured and taxed as a C corporation, all of our subsidiaries are limited liability companies which are either disregarded entities for tax purposes or which have elected to be taxed as partnerships. We recognize deferred tax assets on future deductible temporary differences and deferred tax liabilities on future taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases, and they are primarily related to accrued compensation, construction contract expense, depreciable and amortizable assets and prepaid expenses. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance, or VA, when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
We make estimates, assumptions and judgments to determine the provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting our financial position and results of operations. Management evaluates our tax positions each year for any position that would be considered an uncertain tax position. Based on that review, management has concluded that we have taken no uncertain tax positions that require adjustment to the financial statements at December 31, 2023 or 2022.
Emerging Growth Company Accounting Election
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. We expect to use this extended transition period for compliance with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Smaller Reporting Company
We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. We have elected to adopt the accommodations available to smaller reporting companies. Until we cease to be a smaller reporting company, the scaled-back disclosure in our financial statements will result in less information about us being available than for other public companies.
Recent Accounting Pronouncements
A discussion of recently issued accounting pronouncements and recently adopted accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our audited consolidated financial statements, included elsewhere in this prospectus for additional information.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or special purpose entities, outside of the Project Companies. See “—Non-Controlling interests and HLBV Method to allocate earnings” above for additional information about arrangements relating to the Project Companies.

Qualitative and Quantitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner.
Interest rate risk
Our primary debt facilities, including the Term Loan Agreement, the CAS Restructuring Agreement, the Non-Recourse Note, the CAS Short-Term Facility and the CAS Revolving Facility are all fixed rate instruments. Based on these fixed rates, we do not currently have material market risk sensitive instruments that are sensitive to interest rate risk, foreign currency exchange rate risk or other material markets risks. Future Project Companies may be funded using variable rate debt instruments, and accordingly our financial performance and the pricing of our projects could be sensitive to changes in interest rates.
Inflation risk
Inflation poses a potential challenge to our operations, especially in the realms of escalating material, labor and construction expenses. Gauging the precise repercussions of inflation on these estimates is inherently challenging. However, we recognize that significant inflationary trends could elevate our costs. In such scenarios, our ability to counterbalance these increased costs through pricing adjustments or alternative remedial actions might be limited. This limitation could, in turn, have a detrimental impact on our business performance, financial stability and operational outcomes.
Credit risk
Credit risk represents the loss that we would incur if a counterparty fails to perform under its contractual obligations. The overall impact due to certain changes in economic, regulatory and other events may impact our overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly impacted. To reduce credit exposure, we maintain credit policies with regard to our counterparties that we believe significantly reduce overall credit risk. These policies include evaluating and monitoring counterparties’ financial condition (including credit ratings) and entering into agreements with counterparties that govern credit guidelines. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position or results of operations as a result of counterparty performance.
Supply chain risk
The international supply chains for critical power equipment have faced unprecedented disruptions in recent times. Initially rattled by the COVID-19 pandemic, the situation was further exacerbated by the geopolitical tensions arising from the Russia-Ukraine conflict. Consequently, we have observed a significant extension in lead times for major equipment, with some timelines more than doubling. This elongation not only escalates the financial outlay for our projects but also implies that our capital might be engaged for extended periods before projects commence their commercial operations. To navigate these challenges and ensure the smooth progression of our projects, it becomes imperative for us to bolster our working capital, specifically that which is earmarked for project construction. This strategic augmentation will serve as a cushion against these supply chain uncertainties and ensure our projects remain on track.

BUSINESS
Introduction
We are a vertically integrated industrial power company that develops, builds, owns and operates on-site power solutions for large and emerging industrial customers. Our experienced team builds and operates MW-scale, mission-critical, high-voltage power systems outside our customers’ facility walls to deliver grid and renewable, behind-the-meter power to our customers. We develop and deliver a range of large-scale power solutions to our industrial customers, including Megawatt Hubs, Wind for Industry, ManagedHV and Net Zero projects, described below. We are a “self-perform” contractor, meaning we perform the majority of our construction activities directly, with substantial in-house capabilities for executing the construction of power infrastructure. We typically enter into long-term and medium-term agreements with our industrial customers for our power solutions.
We refer to ourselves as a “Utility 2.0” company because we allow our customers to take control of their power future by making and using power where it is needed. We believe we have established our solutions as reliable, efficient and economical alternatives to the traditional “Utility 1.0” model and the aging power grid. As a result, we believe we have earned our customers’ loyalty and that our customers choose us to collaborate in the development and deployment of efficient, forward-looking power solutions.
Unlike most traditional energy developers and independent power producers, we are a vertically integrated enterprise. We consider vertical integration to include development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof. This is made possible in part by our “design one build many” philosophy for engineering and construction. Our goal is to deliver better, faster and safer industrial energy solutions, thereby providing lower cost energy, higher-quality project delivery and a better customer experience. As a result, we believe we are uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand for on-site, low-carbon power solutions.
We pioneered and currently offer four multidisciplinary solutions for industrial customers that are summarized here and detailed later in this section:
•Megawatt Hubs: Our strategy is to develop, construct, own and operate behind-the-meter electrified industrial parks to satisfy the power needs of existing and emerging energy-intensive industries of the present and future, such as fixed and mobile data centers, digital currency mining, electric fleet charging, cathode and anode manufacturing, hydrogen production, indoor farming operations and additive manufacturing. We currently own and operate one Megawatt Hub, and as part of that project we have commissioned, designed and built the first fully digital substation in the United States, which we believe demonstrates our innovative approach to meeting the power needs of these customers. Like traditional substations, our substations reduce the voltage from high voltage power transmission lines to lower voltage distribution lines that supply power to consumers. Unlike traditional substations, our first Megawatt Hub, the Findlay Megawatt Hub, consists of a fully digital substation and electric infrastructure. This digital architecture improves resiliency, creates better real-time monitoring and operates as a more efficient protection and control system for both the substation and the customers served by the substation. We design Megawatt Hubs to be capable of powering multiple customers’ energy needs simultaneously and we offer our Megawatt Hubs to customers under multiyear contracts. Our customer pays us a monthly rental fee and, on a pass-through basis, reimburses us for the cost of the power that they utilize. The Findlay Megawatt Hub is currently leased to a single customer who has contracted for the full 150 MW of available capacity at the site for a term of 15 years. This lease payment is due regardless of whether or not the customer elects to purchase power. We have identified multiple other locations in Ohio as potential Megawatt Hub sites and have secured land rights to many of them. We anticipate that Megawatt Hubs will be our fastest growing solution for the foreseeable future. While the assets used by our Megawatt Hub projects currently account for a relatively small portion of our assets and revenues, due to the relatively low cost of construction and rapidly increasing demand we expect demand for this solution to grow more rapidly than demand for our other solutions, and eventually account for the largest portion of our revenue.

•Wind for Industry: We develop, construct, own and operate on-site, behind-the-meter, MW-scale wind power systems to deliver energy to industrial customers through long-term, fixed-rate agreements. Our behind-the meter wind turbines are interconnected to our customer’s facility’s side of the utility meter, so the energy generated by the turbines is used directly by the facility without first passing through the power grid. These projects are delivered under 20-year take-or-pay REAs. Our Wind for Industry solution is intended to deliver a substantial portion of our industrial customers’ power needs. We believe we are currently the largest installer and operator of behind-the-meter wind energy in the United States. To date, our workforce has installed, and we currently own and operate, an aggregate Nameplate Capacity of 36 MW of Wind for Industry projects in the midwestern United States. The assets used in our Wind for Industry projects currently account for the largest portion of our assets and revenue.
•Managed High Voltage (ManagedHV): We provide on-site, behind-the-meter, digital, high-voltage power infrastructure, which allows industrial customers to interconnect at higher voltages, move power efficiently, electrify their facilities and incorporate renewables and other power solutions on-site. ManagedHV generally targets new and operating industrial facilities that need to upgrade their existing power systems. We own and operate two ManagedHV projects that were delivered in connection with our other solutions. In the future we intend to construct, operate and own ManagedHV systems as part of stand-alone contracts with customers. The assets used by our ManagedHV projects currently account for a relatively small portion of our assets and revenue.
•Net Zero Projects: We have entered into contracts to develop, construct, own and operate three on-site, behind-the-meter energy systems to deliver net-zero energy to industrial customers through long-term fixed-rate agreements, similar to our Wind for Industry agreements. Net Zero projects are designed to allow industrial facilities to target net-zero annualized energy consumption from the power grid by combining wind, solar, storage and other power technologies into a single, integrated behind-the-meter system. These projects are delivered under 20-year take-or-pay REAs. We are currently in the Construction Phase for three Net Zero projects, each of which combine wind and solar technologies and digital substations, with aggregate wind Nameplate Capacity of 33.6 MW and aggregate solar Nameplate Capacity of 15 MW. The assets used in our Net Zero projects currently account for a relatively small portion of our assets and none of our revenue. Based on signed contracts for projects that are currently in the Construction Phase, we expect Net Zero projects to account for a significant portion of our revenue as these projects come online, and over time we expect this solution to account for the largest portion of our asset base.
We are a self-perform contractor with substantial in-house capabilities for executing the construction of substations, associated power infrastructure and wind turbine installations.
For substation and power infrastructure projects, we execute the majority of construction activities directly. Our internal teams are responsible for tasks including civil works, concrete pours, lifting and all electrical installations across voltage classes. We handle minor structural design work in-house, though we outsource high-load structural designs, such as for large tie-in poles, to ensure engineering precision. Additionally, we work with external specialists for live hot work, relay testing and commissioning of equipment and systems, as these tasks require highly specialized expertise. However, when possible, project designs avoid the need for live line work, reducing reliance on external providers.
For wind turbine projects, we physically execute nearly all aspects, including road construction, heavy civil works, concrete pouring, tower assembly, mechanical installation and low, medium and high voltage electrical work. We outsource certain highly specialized tasks, such as geotechnical and foundation structural engineering, foundation rebar installation, relay testing for interconnection and any required boring operations. This approach enables us to streamline our operations and maintain control over the essential construction elements while leveraging specialized expertise where necessary.
Our in-house procurement team sources various critical components from a range of regional, national and international suppliers. Our selection process for major equipment is hands-on, and we generally select a supplier that we utilize for many years. This approach aligns with our “design one build many” philosophy for engineering and construction. Our Wind for Industry projects have historically exclusively utilized the Goldwind 1.5 MW wind turbines, which are characterized by a 1.5 MW capacity and an 87-meter rotor. The 1.5 MW platform has received its “commercially proven technology” acknowledgement from DNV, an assurance and risk management company. We are currently evaluating new turbine suppliers, and we expect to continue to rely on a single turbine supplier in keeping with our “design one build many” philosophy.
Power equipment for Megawatt Hubs has a broader supply chain compared to Wind for Industry projects.
Our in-house capabilities in critical procurement and construction functions provide a high degree of control over project timelines, quality standards and operational efficiencies. While we may occasionally subcontract certain tasks that fall within our expertise for logistical reasons, our core strategy is self-performance across a wide scope of construction activities. This model enables us to deliver reliable, high-quality infrastructure solutions that are both cost-effective and tailored to the specific needs of industrial-scale power projects.
Electric Utility Industry Background – The “Utility 1.0” Market
We refer to the existing model for delivering electricity in the United States, primarily consisting of investor-owned regulated utilities, as “Utility 1.0.” The Utility 1.0 model has remained largely unchanged for over 100 years. According to Americans for a Clean Energy Grid, 70% of the lines and large power transformers that make up the grid are more than 25 years old. We believe that this power grid has become unpredictable, unreliable and expensive.
Limitations of Existing Power Grid Offerings
Power is a critical part of industrial growth and competition and we believe a new model is essential to address the limitations inherent in the “Utility 1.0” model. Limitations of the current power grid include:
•Unpredictable and Unreliable Status Quo. Disrepair, lack of investment in improved technologies and a lack of adequate incentives to innovate and prevent power outages have contributed to the current state of the power grid, which is often unpredictable, unreliable and inconsistent depending on many factors including age, location and investment in maintenance and updates. Congestion issues, which stem from the Utility 1.0 system having inadequate capacity to deliver the lowest cost electricity generation, jumped 56% in 2022 to an estimated $20.8 billion. To bridge the capacity gap, higher cost electricity generation is dispatched and subsequently billed to the consumer. At the same time the trend of power consumption, and in particular industrial power consumption, in the United States is expected to continue to increase, which, compounded with capacity shortfalls and reliability risks, is pushing the already-struggling power grid to the brink. The USEIA expects total United States power consumption to rise to record highs of 4.093 billion MWh and 4.163 billion MWh in 2024 and 2025, respectively. That compares with 4.000 billion MWh of consumption in 2023. With growing demand from data centers associated with AI, in addition to homes and businesses using more electricity for heat and transportation, the USEIA forecasts 2024 power sales would rise to 1.033 billion MWh for industrial customers compared to 1.009 billion MWh in 2023.
•Inefficiencies Inherent in the Energy Distribution System. Under the traditional Utility 1.0 model, power is rarely generated near where it is needed. Inefficiencies in the current power grid create a surplus of power in certain areas and a deficit in others, leading to the need to transport that power over long distances. Long distance power transportation necessitates increased voltage to move the power through thousands of structures and wires, which must then be reduced to move the power regionally and finally deliver it to the end user. Additionally, long distance power transportation involves multiple companies and middlemen, often with divergent financial interests and incentives, that contribute to the rising cost of retail power prices and result in inefficiencies in power delivery, ultimately constraining the transmission system.
•Decoupling of Retail Power Costs from Wholesale Pricing. According to the USEIA, in January 2001 the wholesale price of natural gas from the Henry Hub pipeline, which is considered in the energy industry to be a benchmark for natural gas pricing in the United States, was $8.17 per million British Thermal Units, compared to $2.28 per million British Thermal Units in August 2024. Despite this reduction in fuel prices, during the same period the retail cost of energy increased by more than 30% for industrial power customers. Accordingly, a reduction in the wholesale cost of energy does not equate to a reduction in the retail cost of energy paid by industrial customers. We believe this fundamental decoupling in wholesale and retail energy markets is the result of a broken power system and an energy market that benefits traditional utility companies and keeps industrial energy customers from lowering their energy costs.
•Lack of Technology Advancement and Innovation. We believe lack of adequate competition within the power industry has led to complacency and a lack of incentives for improvement and innovation. We also believe that, in some cases, existing power industry participants make the deployment of DERs, like behind-the-meter solar and storage assets, more difficult (whether intentionally or unintentionally). We believe there is a desire from industrial consumers for technology-driven solutions that can reduce cost and maximize power usage. Further, we believe that there is greater unmet demand for power solutions as a result of the increase in movement from fuel-based to electric-based processes, such as decarbonization through the transition of industrial production processes from coal or other fossil feedstocks to renewable energy.

HISTORICAL ELECTRICITY RATES
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Strategy and Transition to the “Utility 2.0” Model
We believe there is significant demand for a shift away from “Utility 1.0” to something better. For example, the recent growth in power demand from data centers associated with AI has exposed flaws in the “Utility 1.0” system and highlighted the need for expedited solutions. According to the USEIA, traditional “Utility 1.0” U.S. electric utilities have acknowledged an expected increase in power demand, with nine of the 10 largest electric utilities indicating in recent earnings reports that data centers were a main source of customer growth, leading many of these utilities to revise capital expenditure and demand forecasts. This rapid growth has raised concerns that the traditional electric utility company will be unable to respond fast enough. We believe this jump in demand cannot be met using the “Utility 1.0” model. In light of the unreliable power grid, surging demand and decreased supply, there is a need for industrial customers to pivot to more efficient power solutions. We are developing a new model and solutions that support the trends pushing the industrial energy market away from the “Utility 1.0” model towards a system that better serves the needs of customers. We believe that our solutions are more reliable, efficient, cost-effective, sustainable and technologically advanced than those available under the “Utility 1.0” model and we call this new model “Utility 2.0.”
We focus on industrial customers because we believe power use is heavily concentrated in this class. According to the OE Market Analysis, there were approximately 53,000 large industrial facilities in the continental United States in 2017. According to the USEIA, the industrial sector (defined as “an energy-consuming sector that consists of all facilities and equipment used for producing, processing or assembling goods”) accounted for approximately 26% of total electricity consumption in the United States in 2023. Furthermore, surging adoption of digitalization and artificial intelligence, or AI, technologies has amplified the demand for fixed and mobile data centers across the United States. According to Black & Veatch, data centers demand more power capacity and transmission than utilities can provide, and evolve at a faster speed than public utilities are able to accommodate.
We believe the concentration of power usage in the industrial customer class and the power consumption trends in the data center and digital currency mining industries in particular represent a substantial opportunity for us. We believe the unpredictability, unreliability and high costs associated with the Utility 1.0 model, among other factors, are leading these industrial power users to seek alternative ways to regain control over their power usage and associated costs and to utilize other power sources. We believe we are poised to provide solutions to industrial customers as part of an innovative, customer-first Utility 2.0 model.
Our Competitive Strengths
•Uniquely positioned to serve established and emerging industries with growing power needs.
We believe our innovative solutions are designed to address the demands of both established and emerging energy-intensive industries. Our solutions support a variety of energy-intensive applications, which ideally position us to capitalize on the growing power needs of emerging and energy-intensive industries of the present and future, such as fixed and mobile data centers and digital currency mining. As these industries grow, we believe they will create significant demand for the on-site, behind-the-meter energy solutions that we provide.
•First-mover advantage in digital power and behind-the-meter energy infrastructure.
We are a leader in delivering energy solutions, specifically our state-of-the-art multi-customer behind-the-meter Megawatt Hubs, digital ManagedHV infrastructure and MW-scale wind turbines. Our solutions enable seamless integration of grid and renewable power. We believe this model allows our customers to gain greater control over their energy costs and enhance reliability and improve sustainability of their energy consumption, setting us apart from traditional utilities.
•Multi-year take-or-pay contracts with diversified customers.
Our business model is largely built around medium- and long-term structured take-or-pay contracts and 20-year REAs with a diversified base of large industrial customers. This structure allows customers to hedge exposure to inefficiencies in the current power grid and broader energy market fluctuations. Our customers include leaders across multiple industries, reinforcing our business with strong partnerships, with a contract structure that we believe provides reliable and recurring cash flows.
•Our vertically integrated business model offers lower costs and superior-quality solutions faster, relative to legacy “Utility 1.0.”
We are a vertically integrated enterprise. We consider vertical integration to include the development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof. This enables us to deliver complex solutions with efficiency and precision. As a result of our integrated, in-house solutions, we believe we are uniquely positioned in the near and long term to take advantage of macro trends that are increasing industrial customer demand.

•Experienced and engaged management team involved in all aspects of operations and sales.
Our founder-led, hands-on management team brings deep expertise across engineering, finance and energy markets. Our key executives, project managers and analysts collectively work through our sales process together. Each customer relationship is led by an operational executive to provide our customers a higher level of attention. In addition, our key executives are directly involved in customer engagement and project execution, which we believe fosters high-quality project delivery and strong, long-term client relationships.
Our Industrial Power Solutions
Solution 1: Megawatt Hubs
Our strategy is to design Megawatt Hubs to meet the power needs of existing and emerging energy-intensive industries of the present and future, and equip them to support a variety of energy-intensive applications, including fixed and mobile data centers, digital currency mining, electric fleet charging, cathode and anode manufacturing, hydrogen production, indoor farming operations, additive manufacturing and other emerging technologies. Megawatt Hubs will be situated at transmission-voltage-interconnected sites with an intended capacity ranging from 30 MW to 300 MW. We expect the upfront capital expenditure per site to range from approximately $5 million to $40 million or more.
In 2023, we installed and energized our first Megawatt Hub, the Findlay Megawatt Hub, which has a 30 MW transformer bay currently energized and is expandable to 150 MW, on our property in Hancock County, Ohio. The Findlay Megawatt Hub is currently leased to a new customer who has contracted for the full 150 MW at the site for a term of 15 years.
Over time, we intend to continue to attract customers who sign long-term contracts for all or a portion of a Megawatt Hub’s site capacity. In some cases, we also expect to assist in the construction of customers’ assets, which could result in additional short-term revenue recognized in accordance with our procedures for construction contracts.
The Findlay Megawatt Hub is located in a large “out and back” trucking market, in which a truck delivers and returns a load in the same day, in the heartland of the United States. We believe this is a significant opportunity for trucking companies seeking to test and deploy equipment and big electric vehicles. We believe that as we grow our Megawatt Hubs operations will expand, diversify and offer a valuable structural and competitive advantage, including improved resiliency and reliability, better real-time monitoring, more efficient protection and control systems and increased cost-effectiveness, to a variety of industries.
We have secured land rights to more than eight new sites, through purchase options, where we plan to construct new Megawatt Hubs. All of these sites have existing high voltage transmission lines that we believe have excess capacity to serve our Megawatt Hubs. Based on responses from the electric utilities serving each site, we believe we have an aggregate capacity of more than 1,350 MW for new Megawatt Hubs at these sites, and we are currently assessing timing for construction.
Megawatt Hubs are designed to operate on multiyear contracts, serving either single or multiple customers at each site. Under these contracts, we anticipate leasing designated areas within the site to each customer and providing the necessary grid-connected power infrastructure to support their operations. From an accounting perspective, revenue from our current Megawatt Hub customer is recognized as lease income, attributable to the customer's right to use the site and power infrastructure, alongside pass-through non-lease income for the electricity costs associated with that customer’s usage through the Megawatt Hub.
Electricity procurement for Megawatt Hubs will be tailored to align with the specific energy strategies of individual customers in deregulated markets. Depending on customer needs, we may purchase energy for the customer through multiyear block agreements, indexed power pricing, or a combination of these approaches. The resulting energy costs will subsequently be passed through to customers in accordance with their chosen procurement strategy, ensuring alignment between the customer's operational requirements and their energy cost structure. Our Megawatt Hub customer and target Megawatt Hub customers typically operate at very high load factors compared to the contracted amount of power. For example, it is typical for a customer operating digital currency mining computers to operate at more than 95% load factor. Each Megawatt Hub will be built to provide its maximum power capacity to customers.
Additional information about the Findlay Megawatt Hub project is as follows:

Site	Project Location	Current Capacity	Planned Maximum Capacity	Status
MWHub 01	Findlay, Ohio	30 MW	150 MW	Operating
Relationship with Power Sources for Megawatt Hubs
Traditional utility companies are required by law to maintain electricity service as part of their system reliability and cannot stop providing service to a customer that they are already serving. Additionally, power and energy costs are not set solely by traditional utility companies, and instead they are controlled by the state and federal rate making process that give utilities a return on equity. The energy costs are either set through the utility in regulated states or through competitive energy suppliers in deregulated states. With competitive suppliers, we can buy block or index structures for three months to four years, and sometimes up to five years. Additionally, our Megawatt Hub contracts are structured to protect our lease income in a scenario where customers do not want to pay for higher power costs.
Solution 2: Wind for Industry
Wind Industry Background
For years, utility companies and independent power producers have produced energy from large wind farms and wind turbines. However, until recently, on-site wind generation projects using large, MW-scale wind turbines were not possible for large commercial and industrial electricity consumers, as turbine manufacturers were not willing to sell small quantities of wind turbines and general contractors were not interested in construction projects with a relatively small number of turbines.
The pricing structure, engineering design and profitability of successful large-quantity turbine farms using MW-scale wind turbines have, to date, not been available for small-quantity wind projects. We strive to break down these market barriers by identifying and implementing solutions designed to lower the installed cost of industrial wind projects and address the problems that made individual commercial and industrial wind projects nearly impossible to execute for traditional wind industry participants.
Our Wind for Industry Solution
Our Wind for Industry solution involves the installation of MW-scale wind turbines on or physically connected to the customer’s site that can deliver a substantial portion of a facility’s power needs. The wind turbine(s) are “behind-the-meter,” so the energy generated by the turbines goes directly to the facility without initially passing through the power grid. The customer remains connected to both the power grid and the wind turbines at all times, so the customer first utilizes power from the wind turbines, but is always able to draw power from the power grid when needed. Our Wind for Industry projects are typically delivered with long-term take-or-pay REAs. We may also offer Wind for Industry projects under a “CapEx” model in which the customer owns the project and our engineers construct and operate the project. The Wind for Industry solution provides industrial customers with renewable, competitively-priced power.
Our Wind for Industry projects have the following common commercial characteristics:
•Fully Dedicated to the Customer. Each project is fully dedicated to the customer it serves. The project is only physically capable of providing power directly to that customer’s power system.
•Sole Utilization by the Customer. Each project is solely utilized by a single customer and is designed to operate up to its Nameplate Capacity.

•Variable Production and Capacity. The actual production and P50 Capacity Factor at each site varies based on the wind resource at the site which varies hour by hour, day by day and year by year.
•Long-Term Contracts; Project Expirations. We enter into long-term REAs, or offtake agreements, with our customers. Our long-term offtake agreements have terms of 20 years that begin on the date the project begins to produce energy as part of its normal operations.
•Project Ownership, Control and Allocations. In general, our projects are controlled by us through our subsidiaries using a project level partnership structure. This structure allows us to bring in investors that are able to utilize the tax credits that the project generates, which is a typical practice in the renewable energy industry. Project investors acquire a nominal equity interest and minority voting rights in special purpose vehicles that hold the project assets, which we refer to as a ProjectCo.
Our Wind Turbine Fleet Availability
We define wind turbine availability as the percentage of time a wind turbine is actually operational and capable of generating power compared to the total time it is supposed to be operational. It measures the reliability and performance of the wind turbine and is calculated using the following formula: Availability (expressed as a percentage) is equal to “Total operational time” divided by “Total time” multiplied by 100, where we use the following definitions:
•Total operational time is the cumulative time during which the wind turbine is fully operational and capable of producing electricity.
•Total time is the total duration over which availability is being measured, which includes both operational and non-operational periods.
Factors that can affect wind turbine availability include scheduled maintenance, unscheduled repairs, technical issues and environmental conditions. High availability indicates that the wind turbine is effectively utilized with minimal downtime. We track wind turbine availability on a turbine basis annually. The following aggregate availability statistics are based on the projects shown in the below table that have had more than one full year of operation.

Calendar Year	Average Turbine Availability	Minimum Turbine Availability
2022	97.5%	94.4%
2023	98.2%	96.4%
Our current list of Wind for Industry projects accounting for all 36 MW of our Nameplate Capacity includes:

Customer	Project Location	Nameplate Capacity	Commercial Operation Date	Contract Expiration Date
Marathon Petroleum Company LP	Wyandot County, Ohio	1.5 MW	Q1 2016	Q1 2036
Ball Metal Beverage Container Corporation	Hancock County, Ohio	4.5 MW	Q1 2016	Q1 2036
Whirlpool Corporation	Hancock County, Ohio	3 MW	Q1 2016	Q1 2036
Whirlpool Corporation	Marion County, Ohio	4.5 MW	Q4 2017	Q4 2037
Whirlpool Corporation	Putnam County, Ohio	1.5 MW	Q1 2018	Q1 2038
Valfilm North America Inc.	Hancock County, Ohio	3 MW	Q3 2018	Q3 2038
Whirlpool Corporation	Darke County, Ohio	4.5 MW	Q4 2018	Q4 2038
Holcim (US) Inc.	Paulding County, Ohio	4.5 MW	Q3 2020	Q3 2040
Ball Metal Beverage Container Corporation	Hancock County, Ohio	4.5 MW	Q3 2020	Q3 2040
Martin Marietta Magnesia Specialties, LLC	Sandusky County, Ohio	4.5 MW	Q2 2024	Q1 2044
	Total:	36 MW

In addition to our Wind for Industry projects, we have also engineered and constructed two 4.5 MW wind projects, which are owned and operated by Cooper Farms Wind VW Project and Haviland Wind. Including these projects, we have constructed 45 MW of wind turbines to date.
Solution 3: ManagedHV
For decades, traditional electric utilities provided the power infrastructure needed for high voltage service at industrial facilities. Over time, as industrial facilities became more sophisticated, industrial customers began purchasing their own on-site transformers and infrastructure. The result is that many industrial facilities own the high-voltage networks that move power around their sites. We believe these on-site systems are often based on outdated design principles, are dangerous to operate and lack digitization or automation.
ManagedHV is our solution designed to modernize aging industrial high-voltage power systems with state-of-the-art, digital systems. It provides on-site, behind-the-meter, digital, high-voltage power infrastructure, enabling customers to interconnect at higher voltages, efficiently move power, monitor usage and protect their facilities from issues with the power grid. ManagedHV allows customers to have more redundant and resilient electrical systems for their plants and to incorporate renewables. We believe ManagedHV can support emerging industries, including fixed and mobile data centers, digital currency mining, electric fleet charging, cathode and anode manufacturing, hydrogen production, indoor farming operations, additive manufacturing and other emerging technologies on-site in the future.
Our two owned and operated ManagedHV projects are included as part of our Wind for Industry projects for customers under our long-term REAs. However, in the future, we intend to construct, operate and own ManagedHV systems as part of stand-alone contracts with customers.
Solution 4: Net Zero Projects
Net Zero projects are our innovative solutions that allow industrial facilities to target net zero annualized energy consumption from the power grid. Each Net Zero project involves a unique combination of technologies including wind, solar and/or ManagedHV, which are tailored to the specific needs of the customer. The goal is to balance the energy produced with the energy consumed by the industrial customer over the course of a year. This is achieved by harnessing the power of wind and solar energy to generate electricity that is directly provided to the customer. We also strategically monitor and evaluate other new energy technologies for potential integration into our Net Zero projects. Once operational, the electricity generated by our Net Zero projects will be used to power industrial customer facilities, reducing reliance on grid-supplied power, providing more price certainty and reducing the facility’s carbon footprint. We have entered into contracts to develop, construct and operate these Net Zero projects on-site, behind-the-meter to deliver energy to industrial customers through our REAs. We are responsible for the initial capital investment and the operating and maintenance costs of the projects and we earn revenue from our Net Zero projects once the projects are operating as energy is delivered to our customers. As a result, we believe that our Net Zero projects offer customers a comprehensive, long-term approach to energy management and consumption, while furthering sustainability targets and goals.
Our commitment to Net Zero projects reflects our innovative approach to energy solutions and our dedication to sustainability.
In projects that utilize multiple generation technologies, like wind and solar, each technology is modeled separately for production estimates using our modeling tools. Accordingly, a given component of power measured alone might have a lower or higher return than the overall project return. However, the overall project economics are also modeled, so that there is a single cost of power that applies to all energy generation such that we are able to achieve our target returns on a project basis. We expect wind assets to generally have Capacity Factors between 27% and 40%, while solar assets using fixed tilt systems generally have Capacity Factors ranging between 14% and 20%. The power infrastructure costs are typically factored into the overall return profile of the energy generation. When applicable, we may also provide a separate rate for “power in the system” to bill for the power infrastructure component separately from energy generation to capture the costs of the infrastructure improvements.

Our current list of Net Zero projects in the Construction Phase, which account for 33.6 MW of wind Nameplate Capacity and 15 MW of solar capacity, includes:

Customer	Project Location	Wind Nameplate Capacity	Solar Nameplate Capacity
Whirlpool Corporation	Hancock County, Ohio	14.4 MW	6.0 MW
Whirlpool Corporation	Sandusky County, Ohio	14.4 MW	6.0 MW
Moriroku Technologies North America	Darke County, Ohio	4.8 MW	3.0 MW
	Total	33.6 MW	15MW
Our Renewable Energy Agreements
Our Wind for Industry, ManagedHV and Net Zero projects are typically delivered to industrial facilities under 20-year take-or-pay contracts, which we refer to as REAs.
Each REA defines the obligations of the parties thereto as it relates to the development, construction and operation of the project. Specifically, each REA provides that we, through a ProjectCo, are responsible for the design, construction and continued operation of the project, including the production and delivery of energy, and that we are responsible for the costs of construction of the project. Our customer is obligated to purchase all the energy produced by the project at agreed upon purchase rates listed in each REA. The term of each REA is 20 years, which may be extended upon mutual agreement; provided, however, no party is obligated to agree to such an extension. Each REA also provides for a buyout right pursuant to which the customer may purchase the ProjectCo and our assets and liabilities at an agreed upon purchase price. Additionally, each REA provides for minimum levels of insurance each party is required to maintain with respect to the project. Each REA also provides the procedures by which a project can be decommissioned under certain conditions, including the expiration of the REA, and each party’s obligations in the event of decommissioning, including deconstructing the project and removing equipment and materials from the project site. Each REA also contains other typical provisions for agreements of this nature, including customary representations, warranties, covenants, dispute resolution procedures and indemnification provisions.
Renewable Energy Credits
A portion of our revenue for each renewable energy project we own is derived from the sale of RECs that are compliant with state registration and reporting requirements. Our REC activities include registering projects as renewable projects in various states, tracking RECs in the relevant regional transmission organization’s generation attribute tracking system and selling compliant RECs to counterparties. For most of our projects we both sell the compliant RECs that our projects generate into the market and purchase a corresponding amount of Green-e eligible RECs to deliver to our customers or to retire in the name of their facilities. Compliance with various state registration and reporting requirements is critical to our ability to generate revenue from REC transactions.
Our Additional Solutions
•Analytics: Our analytics team leverages its deep knowledge and experience in the energy sector to analyze energy usage patterns, identify inefficiencies and recommend customer-focused strategies for optimizing energy consumption. This service is designed to help clients make informed decisions about their energy usage, improve their energy efficiency and reduce their energy costs. This service also enables us to monitor the pulse of the energy market, provides an indirect sales channel and allows us to retain certain customer power relationships outside of our core solutions.
•Competitive Retail Energy Services: We operate in the competitive retail energy sector as a broker facilitating transactions in the gas and energy markets. We work closely with clients to understand their energy needs and risk tolerance, and then use this information to negotiate competitively priced gas and electric service on their behalf. The regulated entity that engages in this business line is named OE Retail Services LLC.
•Tower Rescue Training: We offer a tower rescue training program designed to equip individuals with the skills and knowledge needed to safely and effectively perform rescues from wind turbine towers. The training program combines classroom instruction with hands-on practice to prepare participants to handle real-world rescue situations. This service is made available to customers, local fire departments and industry partners with whom we have a historical relationship. Although this service provides de minimis revenue for us, it exists because of our deep commitment to safety and the lack of other adequate service providers in the market.
•Self-Perform Services: We have strategically built out the series of engineering, construction and service capabilities necessary to self-perform most of the work necessary to engineer, physically construct and physically operate our projects. We have engineers, professional engineers, technicians and equipment operators on staff. We believe that our ability to self-execute on key portions of projects, or entire projects, creates a value add for us. While every project is different, we typically only use external contractors and engineers for the following: geotechnical engineering, turbine foundation engineering, turbine foundation rebar placement and commissioning testing. We typically perform, or maintain the capability to perform, all the remaining work in-house. We plan to continue to maintain these internal capabilities for the foreseeable future.
Growth and Sales
We believe the need for energy will never be eliminated and, per the USEIA, is expected to continue growing for the foreseeable future. We believe that fundamental necessity makes developing a market position in the energy industry very powerful and long lasting.
•We are in the sales business. Unlike a utility-scale renewable energy developer, our deployment rate is primarily governed by our customers’ corporate decisions, not technical project development. That means that we are most appropriately viewed as a business where concepts like market acceptance, sales durations and tipping-point sales dominate, and not as a pipeline developer.
•We sell unique, complicated projects. Our sales process includes scouting for customers with facilities that we believe will have favorable characteristics to support one of our projects. The potential customer must be convinced to learn more, at which time we complete a detailed technical evaluation. If we believe the evaluation is favorable, we work to negotiate a mutually acceptable long-term REA and thereafter, arrange the financing and construct the facility.
•For an initial renewable energy project, our total sales process generally takes between 4 and 18 months. For a project with a repeat customer, the sales process has, in some circumstances, taken less than 90 days.
Sales Process for our Solutions
We do not have a dedicated salesforce. Instead, our key executives, project managers and analysts collectively work through our sales process together. Each customer relationship is led by an operational executive to provide our customers a higher level of attention. We run the process to provide direct answers to our customers, and in our experience, our approach is well-received by our customers’ risk management and operational teams.
One of our core principles since inception has been to be professors, not salespeople.
We will continue to refine and hone our selling techniques as we progress in our industry.
Sales Process for Megawatt Hubs
The sales process for our Megawatt Hubs is a traditional but highly responsive model, driven primarily by strong inbound demand from customers who seek us out rather than through outbound prospecting efforts. This demand originates from a network of site selection advisors and consultants who are familiar with our capabilities and frequently introduce new clients to our solutions. We believe these advisors recognize our expertise in delivering large-scale, reliable power infrastructure, making us a preferred choice for customers exploring high-capacity, behind-the-meter energy options. As a result, many engagements begin with direct inbound inquiries, allowing us to focus on evaluating customer needs and aligning them with our infrastructure capabilities.
In some cases, our sales process involves straightforward bilateral negotiations, where we work directly with customers to structure agreements that meet their unique project requirements. In other instances, we collaborate with customers who are considering multiple potential sites, providing tailored solutions that align with their comparative evaluations. While we will continue to work in this customer-focused and flexible manner, we also anticipate participating in more competitive bidding processes as the market for Megawatt Hubs expands. This will allow us to engage with a broader range of clients, including those seeking competitive options, while maintaining our commitment to delivering high-quality, cost-effective power infrastructure.
Our Market Opportunity
Megawatt Hubs
We believe there will be substantial growth in the U.S. industrial sector that will be fueled largely by emerging industries, and that many of the companies in those industries could be Megawatt Hub customers. For example, according to the Black & Veatch 2024 Electric Report, data centers demand more power capacity and transmission than utilities can provide and evolve at a faster speed than public utilities are able to accommodate. This creates an opportunity for a customized solution to be built, such as our Megawatt Hub.
Similarly, many other entities are forecasting gigawatts of new growth in the industrial power sector. Additionally, a study conducted by ICF forecasts that by 2028 electricity demand could increase by 9% and the cost of power to utilities could increase by an average of 19%. In 2033, ICF forecasts that electricity demand will grow by 18%.
It is difficult to quantify the exact scale and market potential for Megawatt Hubs given the emerging nature of the industries they serve, but we believe there will be gigawatts of potential demand in the near term.
Wind for Industry
As a first-mover in on-site, behind-the-meter, MW-scale wind generation projects for industrial customers, we are often asked to quantify the Wind for Industry market. Given the lack of available data and third parties qualified to do the necessary level of market analysis, we decided to conduct our own nationwide market analysis that we published in 2020, which we refer to as the OE Market Analysis. The OE Market Analysis is publicly available and has been cited in the USDOE’s Distributed Wind Market Report: 2022 Edition.
The OE Market Analysis explores the potential market for our Wind for Industry solution in the continental United States. The OE Market Analysis identifies two key markets: our TAM, which represents all technically viable sites and our SAM, which is limited to technically viable sites where wind energy is economically competitive against power grid pricing. Our key findings as of the date of the OE Market Analysis are as follows:
•Large Industrial Facilities. There were approximately 53,000 manufacturing facilities with more than 100 employees in the continental United States.
•Total Addressable Market. There were more than 78,000 MW of deployable capacity, valued in excess of $146 billion, for our Wind for Industry solution at technically viable large industrial facilities.
•Serviceable Addressable Market. There were more than 65,000 MW of deployable capacity for our Wind for Industry solution at technically viable large industrial sites that were also financially competitive with power grid pricing at the time of the OE Market Analysis. Assuming a 30% ITC rate, our SAM was valued in excess of $120 billion.

•Regional Concentration. Midwestern states including Ohio, Michigan, Indiana, Illinois, Wisconsin and Minnesota had a high percentage of our total TAM, largely as a result of the historical wind resource and large manufacturing facility presence in these states.
•Future Growth. Enhanced turbine efficiency, grid rate increases and lower costs through economies of scale was expected to contribute to future market expansion, increasing SAM in both size and value. The OE Market Analysis also assumed an average project size of 5 MW, and larger projects were expected to increase both our TAM and SAM.
Net Zero Projects
We specialize in providing zero-carbon energy sources and infrastructure at a competitive cost, therefore positioning ourselves to capitalize on increasing demand for decarbonization solutions from industrial customers.
The industrial solar market is generally well understood by the market to be substantial, and has grown significantly due to increasing investments in renewable energy and the emergence of very low-cost solar photovoltaic technologies. The commercial and industrial solar power market is expected to grow meaningfully over the next decade. This growth is expected to largely be fueled by corporate commitment to sustainability and improved solar technologies. Our Net Zero projects combine wind and solar generation into a single larger project, which generally bolsters our SAM beyond our Wind for Industry SAM calculated in the OE Market Analysis.
Our Vertical Integration
We are a self-perform contractor with substantial in-house capabilities for executing the construction of substations, associated power infrastructure and wind turbine installations. For substation and power infrastructure projects, we execute the majority of our construction activities directly. Our internal teams are responsible for tasks including civil works, concrete pours, lifting and all electrical installations across voltage classes. We handle minor structural design work in-house with the exception of high-load structural designs, such as for large tie-in poles, which we outsource to ensure engineering precision. Additionally, we work with external specialists for live hot work, relay testing and commissioning of equipment and systems, as these tasks require highly specialized expertise. However, when possible, our project designs avoid the need for live line work, reducing reliance on external providers.
For wind turbine projects, we physically execute nearly all aspects, including road construction, heavy civil works, concrete pouring, tower assembly, mechanical installation and low, medium and high voltage electrical work. We outsource certain highly specialized tasks, such as geotechnical and foundation structural engineering, foundation rebar installation, relay testing for interconnection and any required boring operations. This approach enables us to streamline our operations and maintain control over the essential construction elements while leveraging specialized expertise where necessary.
Our in-house capabilities in critical construction functions provide a high degree of control over project timelines, quality standards and operational efficiencies. While we may occasionally subcontract certain tasks that fall within our expertise for logistical reasons, our core strategy is self-performance across a wide scope of construction activities. This model enables us to deliver reliable, high-quality infrastructure solutions that are both cost-effective and tailored to the specific needs of industrial-scale power projects.
Corporate Structure
We operate primarily through SPEs, which we refer to as “operating subsidiaries.” In addition, our renewable projects are held by special purpose entities that are subsidiaries and are referred to as ProjectCos. Each Project Co is a Delaware limited liability company that owns a single project with an off-take agreement. For financing purposes, we often consolidate these ProjectCos so they are owned by a separate, intermediate entity referred to as a FleetCo. Typically, a FleetCo holds an equity interest in multiple ProjectCos. Our structure also includes SPEs formed for the purpose of owning project-specific real-estate. These entities are formed under the laws of the state where the respective land is located. Megawatt Hubs are held by SPEs specific to the geographic location of each separate Megawatt Hub; these SPEs are not currently consolidated in fleet companies for project financing purposes.
Other Key Business Points
Project Finance, Incentives, Tax Equity and TIBE    Our renewable energy projects are structured such that each ProjectCo initially allocates substantially all of the profits, losses and credits to the project investor while we are generally allocated substantially all of the cash available for distribution. After 5-7 years of operation there is an automatic time-based reallocation of profits, losses and credits. As a result of this reallocation, we are then allocated 85-95% of profits, losses and credits and project investors are allocated 5-15% of profits, losses and credits. Throughout the life of a ProjectCo we are responsible for all project oversight and operation. In the future, we may consider buying out the project investors after the projects have been operating for more than 5 years and are no longer subject to ITC recapture. Neither we nor our project investors in the relevant ProjectCos are obligated to enter into any such equity transactions.
Our renewable energy projects are typically able to use project finance structures with senior secured lenders issuing non-recourse debt to the ProjectCo or FleetCo. For projects with a 30% ITC, it is typical for us to be able to use this project finance debt for up to 60% of the total project costs. Our target capitalization for these projects is 60% debt, 30% tax credit proceeds, and 10% equity investment by us. We have historically been able to raise between 50% and 60% debt for our projects.
Renewable energy projects are currently eligible for ITCs and/or PTCs. We have elected to use the ITC for our projects based on project economics. The ITC has been extended until 2035, and the ITC rate will begin to step down in 2033, as a result of the IRA. Typically, wind and solar assets are eligible for a 30% base ITC if they meet certain eligibility criteria and are potentially eligible for bonus credits in excess of that amount under certain circumstances. One of the eligibility criteria for the bonus ITC is that the taxpayer and any contractor or subcontractor comply with the “prevailing wage and apprenticeship” rules introduced by the IRA. These rules require that for any project that is 1 MW or larger in size and begins construction on or after January 29, 2023, (i) any laborers or mechanics who work on the initial construction, alteration and repair of the project, and any laborers or mechanics who work on alteration and repair of the project during the first five years of operations, be paid prevailing wages (generally determined by reference to the Davis Bacon Act) and (ii) a minimum amount of work on the construction of the project be performed by qualified apprentices. We currently rely on an exemption from the “prevailing wage and apprenticeship” rules based on having begun construction on our projects prior to January

29, 2023. With respect to bonus credits introduced by the IRA, we intend to take advantage of the 10% “energy community” bonus credit, which is available to projects located on specifically defined brownfield sites, in certain census tracts where coal plants or coal mines have been retired or closed (and census tracts adjacent thereto) and in designated metropolitan statistical areas and non-metropolitan statistical areas that previously had at least a specified percentage of direct employment related to fossil fuel industries and in the prior calendar year had an unemployment rate at or above the national average.
When we refer to tax equity, we mean an investment structure used when certain investments generate large tax credits with a value in excess of the amount that the company generating these credits (e.g., a company building a wind farm) can fully utilize. To access the value of the tax credits, the company creates a structure to partner with a larger company that can utilize the tax credits. The company generating the tax credits keeps the cash, and the company utilizing the tax credits reduces its taxes and can choose to put these cash tax savings to productive uses for the company.
We historically have raised tax equity through a program we call TIBE Investing. TIBE (EBIT spelled backward) is a phrase we developed to distinguish our unique structure from the broad class of tax equity. Our current TIBE deals are three party partnership flip structures with a time-based flip that is modeled after, but not explicitly covered by, the IRS’s PTC safe harbor structure. These structures are variable interest entities that are intended to attract investments from entities that can utilize the tax credits and depreciation benefits. We have sold standardized TIBE packages to regional companies that are not traditionally exposed to, or able to participate in, the tax equity market.
As a result of the IRA, which currently permits the direct sale of the tax credits generated by our projects, we are reevaluating the need for the TIBE structure. We expect to be able to simplify the model and monetize the credits through the direct sale of the credits to parties that can utilize them. Under this approach, we would retain the depreciation benefits of the assets.
Going forward, we expect to implement a structure that we refer to as the Plain Assured Credit Transferability, or PACT, Structure. In the PACT Structure we will earn the credits at each project SPE, each of which will be a disregarded entity, and we will recognize the credits at the FleetCo level, which will be a C corporation that owns the disregarded entity. Using this structure, we will be able to include our taxable corporations as members of a consolidated group for U.S. federal income tax purposes. The FleetCo will then be able to sell the tax credits to a tax credit buyer under applicable IRS procedures. We expect to sell the tax credits for 90-94 cents on the dollar. This structure is intended to balance the structuring needs of tax credit external investors and the project finance lenders and is functionally illustrated below.

To Parent Entity
Profits, Losses
CASH
Cash Payment
Tax Credit Buyer
OECC Fleet Bravo Inc
Lender
Investment Tax Credit
First Taxpayer Recognizes Credit
100% Profits, Losses, Credits
100% CASH (CAFD)
Project Co LLC
Owns assets that generate credit

Component Yard
We own and operate a component yard at our corporate campus that can hold up to 20 wind turbines. The yard stocks long-lead BOP electrical components (including transformers, switchgears and cables), as well as small, mission critical parts. The component yard facilitates greater control of a supply chain that can have significant lead-time swings. This is a critical factor in achieving our long-term goal of delivering a project from contract execution to placed-in-service in 120 days. As a result of this component yard strategy, we have also seen material cost reductions with larger orders of parts, including reduction in per-unit shipping costs.
Project Underwriting
Our project underwriting policy is designed to maximize the likelihood of realizing the full economic benefit of our contracts over their operational life, and that the combination of several projects creates a fleet of assets that is attractive to institutional investors and lenders. Because of the long-term nature of our projects, our project underwriting process looks beyond just counterparty credit rating to form a comprehensive risk picture. This is accomplished by considering: (i) the credit rating and financial strength of the original counterparties; (ii) unique positive or negative corporate, plant and industry factors of the original counterparty; and (iii) the availability of alternative revenue sources (other viable counterparties).
Our underwriting policy begins with two critical decisions. The first is a go/no-go decision on a project itself. Projects are not rated on relative strength; the underwriting is a pass/fail in each case. Projects that are deemed a

“go” then are analyzed using a series of categories we have created. A project must fall into one of the categories identified below to move forward. Projects that do not fit into one of the specified categories, or fail to comply with the aggregate portfolio restrictions, are only considered by our board of directors on a case-by-case basis.

Rated Categories
Category 1	Credit rating of BBB+ or better
Category 2	Credit rating of BBB- or better and in business more than 50 years
Category 3	Credit rating of BBB- or better; in business 20 years or more; and customer is in a low-risk industry
Category 4	Credit rating of BBB- or better; and one or more backup revenue sources available at project location
Category 5	Credit rating of BB- or better; in business more than 50 years; customer is in a low-risk industry; one or more backup revenue sources available at project location; and composite default score of less than 11.0%
Category 6	Credit rating of BB- or better; customer is in a low-risk industry; two or more backup revenue sources available at project location; and composite default score of less than 11.0%
Category 7	Credit rating of BB- or better; two or more backup revenue sources available at project location; composite default score of less than 11.0%; and investment in plant in excess of $20 million in last five (5) years
Unrated Categories
Category 8	Plant value in excess of $500 million; one or more backup revenue sources available at project location; project serves less than 50% of plant load; in business more than 20 years; customer is in a low-risk industry; and composite default score of less than 11.0%
Category 9	Plant value in excess of $150 million; two or more backup revenue sources available at project location; project serves less than 50% of plant load; in business more than 20 years; customer is in a low-risk industry; and composite default score of less than 11.0%
Category 10	Plant value of $50 million or more; corporate parent company with $250 million+ in assets; two or more backup revenue sources available at project location; project serves less than 50% of plant load; investment in plant in last five (5) years is in excess of three (3) 3 times the value of the project; customer is in a low-risk industry; and composite default score of less than 11.0%
Poorly Rated Category
Category 11	Credit rating of B+, B or B-; two or more backup revenue sources, one of which is an existing One Power customer with confirmed demand sufficient to accommodate full load from the project; a composite default score of 6.3% or lower; and the company is either public or agrees to provide annual financials
In certain situations, we agree to include a special clause — referred to as a “total plant shut down clause” — in our long-term agreement allowing for a specified total plant shutdown to result in a full termination of the customer’s obligations. In this scenario, the customer must continue to pay for production, whether used or not, for a 90-day period, thereby allowing us time to implement alternative sales options. This clause is narrowly drafted to allow only for total plant shutdowns (i.e., plant closes, is not sold or transferred, does not operate or produce any product and company remains intact). We only allow this clause to exist in low-risk scenarios where the competitive position of the customer is strong and there are significant risk mitigation factors in place. We believe the use of this clause substantially expands our market. In the event this clause is going to be added to an agreement, a second review is completed. The categorization we utilize in this second review is set forth in the following table.

Category 1	Two or more backup revenue sources available and composite default score of less than 6.3%
Category 2	One or more backup revenue sources available; at least one of the backup revenue sources is an existing customer with known sufficient electrical demand to absorb full project generation; and composite default score of less than 8.5%
Category 3	BBB- or better credit rating; Known Long Horizon Facility; and 20+ years of operating history or brand-new facility (last two years)

To date, we have not had any contracts terminated as a result of a total plant shutdown.
Company Values and Decision Making
We instill ten core values in our employees, each crafted by our Chief Executive Officer shortly after our founding. These values guide decision-making and emphasize both operational excellence and the creation of stakeholder value. These values are as follows:
1.Safety and quality are always first.
2.Be professors, not salesmen.
3.Make our customers smarter than the competition’s experts.
4.Work with manufacturers to give our customers the best products possible.
5.Make wind hassle free.
6.Be available and be honest.
7.Charge a fair price and get paid for our work.
8.Make decisions for the long term.
9.Never settle for the industry standard.
10.Challenge everything.
These values are intended to be practical tools to guide decisions at every level in our organization. Leadership encourages all employees to apply these principles to maximize long-term value for customers, partners and other stakeholders. We believe that consistent implementation of these values reinforces our reputation, foster trust and bolster sustainable growth.
Competition
Power generation is a highly capital-intensive business with numerous and diverse industry participants. Within the power industry, there is wide variation in terms of the capabilities, resources, nature and identity of the companies with whom we compete. We believe we are uniquely positioned as a vertically integrated power provider, offering our customers a full-service experience including development, engineering, procurement, construction, operations, ownership and obtaining the financing for most of our projects, all under one roof.
In general, competitors for energy supply are utilities, independent power producers and other providers of distributed generation. We also compete with renewable developers who retain renewable power plant ownership, independent power producers, developers, constructions companies, engineering firms, financial investors and other dividend, growth-oriented companies. Competitive conditions may be substantially affected by capital market conditions and by various forms of legislation and regulation considered by federal, state and local legislatures and administrative agencies, including energy and tax policy.
Specifically with respect to our Wind for Industry, ManagedHV and Megawatt Hubs solutions, we believe that our primary competitors are the traditional utilities that supply electricity to our potential customers and other providers of high voltage, on-site energy services. We compete with these traditional utilities and other market participants primarily based on price (cents per kWh), predictability of future prices, the efficiency with which we are able to provide solutions to our customers and the resulting ease by which customers can switch to electricity generated by our energy systems. Our analytics team faces competition from other energy brokers. We compete with energy brokers primarily based on our customers’ ability to terminate their contracts without incurring any financial penalties.

We expect the competition that we and our solutions face to evolve as the market continues to grow, change and attract new market entrants. We believe that with our business model and sales strategy, we can compete effectively and favorably within the industry.
Intellectual Property
We protect our intellectual property through a combination of trademark, patent, trade secrets and know-how protection and unfair competition laws, as well as confidentiality and license agreements with our employees, contractors, consultants, vendors, service providers, customers and other third parties with whom we have relationships, as well as through our information security infrastructure and restrictions on access to or use of our proprietary technology. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality of our solutions are larger contributors to our success in the marketplace.
As of September 30, 2024, we had 7 issued patents and 2 pending patent application in the United States, and 7 pending patent applications outside of the United States (Africa, Australia, Brazil, Canada, Europe, India and Mexico). Our issued patents expire between May 2025 and February 2039.We intend to address any necessary extension filings closer to the expiration date of each issued patent. These patents and patent applications seek to protect our proprietary inventions relevant to our business. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged.
We have trademark rights in our name, our logo and other brand indicia regularly used in branding and marketing, and have trademark registrations for select marks in the United States. We will pursue additional trademark registrations to the extent we believe it will be beneficial. We also have registered domain names for websites that we use in our business. We may be subject to third party claims from time to time with respect to our intellectual property.
Additionally, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We also enter into confidentiality and intellectual property rights agreements with our employees and business partners, and confidentiality agreements with our consultants and contractors. Under such agreements, our employees are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership in intellectual property developed pursuant to such agreements.
For additional information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”
Government Regulation
Federal, state and local government statutes and regulations governing wholesale and retail electricity markets are constantly evolving and may influence the market for our service offerings. These statutes, regulations and administrative rulings relate to many domains including, but not limited to, electricity pricing, Net Metering, consumer protection, incentives, taxation, competition with utilities, the interconnection of renewable resources and customers to the power grid, power siting and books and records requirements.
Our power-generating activities are generally exempt from many federal, state and municipal laws that are applicable to power-generating facilities because our ProjectCos are qualifying small power production facilities, only provide service to a single customer behind-the-meter, and many participate in state-sponsored Net Metering programs, among other factors. As a result, we are currently not subject to the various regulatory and rate-related requirements applicable to U.S. investor-owned utilities. However, evolving federal, state, local or other applicable statutes and regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our provision of electricity to our customers.
Wholesale electricity markets in the United States are subject to exclusive federal jurisdiction over the sale of electricity at wholesale and the transmission of electricity in interstate commerce. States generally have jurisdiction over individual utilities’ electricity supply requirements with end users, including the rates charged and collected as part of Net Metering programs.
FERC regulates the sale of energy, capacity and ancillary services at wholesale and the transmission of electricity in interstate commerce pursuant to its authority under the FPA. FERC has authority over the rates, charges and other terms for the sale of electricity at wholesale by entities that own or operate projects subject to FERC jurisdiction, including both generation and battery storage projects, as well as for transmission services. In most cases, FERC does not set specific rates for the sale of electricity at wholesale if the seller qualifies for market-based rate authority; such sellers are authorized to set prices based upon negotiated rates reflecting market conditions. Currently, our wind projects are QFs exempted from rate regulation by FERC. Certain planned projects may exceed the size limitation for exemptions from FERC regulation. In the event that projects are not subject to FERC exemptions, we may have one or more ProjectCos that will be requesting market-based rate authority for applicable projects that sell energy, capacity or certain ancillary services into the wholesale markets. In order to retain market-based rate authority, we would have to comply with certain FERC regulations.
In many cases, the sale and transmission of electricity at wholesale also is subject to monitoring by and compliance with the tariffs, policies and procedures of utilities and Regional Transmission Organizations, or RTOs, which prescribe rules for the terms of participation in the energy markets they operate and control. Transmission utilities and RTOs are also regulated by FERC, but can impose rules, restrictions and terms of service subject to review and challenge at FERC that are quasi-regulatory in nature. FERC has required RTOs to revise their market rules in order to allow for the participation of DERs, including electric storage resources, in the markets in which they operate.
In 2005, the U.S. Congress enacted the Energy Policy Act of 2005, which among other things, gave FERC greater authority to act to prevent the exercise of market power in wholesale power markets and significantly increased criminal and civil penalty authority to enforce its regulations.
FERC and state regulatory commissions also have the authority under PUHCA, to access the books and records of holding companies with ownership or control of 10% or more of the voting securities (or equivalent control) of any entity that owns or operates facilities for the generation, transmission or distribution of electricity for wholesale or retail sale. Companies that are holding companies under PUHCA solely with respect to one or more EWGs, QFs and/or foreign utility companies are exempt from the federal books and records requirements. Most of our projects have obtained or otherwise qualified for EWG or QF status, as applicable, and therefore qualify for this exemption from PUHCA. For those that do not, we have and will likely continue in the future to seek individual waivers from PUHCA as permitted by FERC’s regulations.
Most states, including Ohio have adopted Net Metering policies. Net Metering policies are designed to allow customers to serve their own energy load using on-site generation which is interconnected to the power grid. Electricity that is generated by a wind or solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the power grid generates a retail credit within a customer’s monthly billing period. Typically, at the end of the monthly billing period, if the customer has generated excess electricity within that month, the customer typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the customer’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity. Most of our current projects participate in these Net Metering programs, which require coordination with utilities and regulatory authorities regarding interconnection of the projects to the power grid. Interconnection of our projects is generally governed by state law, and there can be interconnection delays due to a variety of factors, including technical issues, engineering disagreements, regulatory hurdles or administrative backlog.
We also operate as an energy provider that is not currently subject to the state laws or regulations typically applied to investor-owned public utilities. Additionally, due to the current size (in MW) and location of our existing projects, state siting authorities do not apply and local zoning requirements, if any, govern our projects. However, future projects may become subject to state siting authorities depending on certain factors such as size, resource type and geographic location.

The only portion of our business that is currently regulated at the state level is our competitive energy sales brokering business. Compliance with state energy broker regulations is critical to this business line and to avoiding penalties. If our status changed under state law due to a change in law, shifts in regulatory policy or changes in legal interpretations, we could be subject to additional regulatory requirements, including classification as a public utility subject to a significantly higher level of regulation.
Human Capital Resources
Our company culture is built on the goal of creating an environment where employees can deliver their top performance in a safe work environment. We follow ten employee values that guide us in all we do individually and as a team. These values include themes such as responsibility, judgment, innovation, communication and quality. We strive to encompass these values by placing a focus on training, developing strong teams and creating an organized efficient workplace. We also focus on the continuous education and safety training of our entire employee base. We strive to develop strong teams through our recruiting efforts which focus on attracting team-oriented, hardworking individuals. We also believe that retaining the appropriate number of employees who consistently contribute to our company’s success in measurable ways is key to sustaining strong teams. We drive employee attraction and retention through our market-based compensation philosophy and the adoption of unique employee benefits, such as attractive medical and life insurance benefits, meal programs, flexible work schedules and other benefits. We achieve workplace organization through the implementation of policies and procedures that are reinforced regularly through training and executive leadership.
In addition, our strong commitment to promoting diversity and inclusion has fostered a highly collaborative and motivated workforce. We intend to continue to evaluate our human capital resources in managing our business, including the measures we employ to maintain diversity in our workforce.
As of              , 2024, we had a total of       employees. Of those       employees,         are full-time and        are part-time. All of our employees are located in the United States. We also engage consultants and independent contractors as needed to support our operations. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we consider our relations with our employees to be good.
Property
Our headquarters is located in Allen Township, just north of Findlay, Ohio, and sits on approximately 170 acres of land that we own. We also lease office space in Cincinnati, Ohio. Our campus and building are designed to create an interactive and educational experience for customers and key stakeholders, as well as visiting students and community members. We designed our facility to support project execution and to demonstrate the ways that wind energy and energy infrastructure can interact with industrial land. Our office building is located approximately 600 feet from the closest of the eight wind turbines at the campus.
In connection with our Wind for Industry, ManagedHV and Megawatt Hubs project portfolios, we own and lease real property located in Ohio, and have entered into land option agreements for the purchase of additional real property located in Ohio and Illinois.
We believe that our existing facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available as and when needed.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. We do not have any material pending legal proceedings to which our Company or any of our subsidiaries is a party, or of which any of their property is the subject, and we are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, results of operations or cash flows. We regularly intervene in state and federal administrative cases related to regulated utilities and other matters pertinent to our company, but in none of those cases are we more than an interested party.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers
Jereme Kent	39	Chief Executive Officer; Chairman of the Board of Directors
Katie Johnson Treadway	37	EVP, Chief Regulatory Officer
Chelsea Bumb	33	EVP, Head of Field Operations
Heidi Tinnesand	46	EVP, Head of Project Planning

Non-Employee Directors
Tom Spang (2)	54	Lead Independent Director
Thomas Lause (1) (2)	66	Independent Director
Donald C. Templin (1)(2)	61	Independent Director
Jon B. Wellinghoff (2)(3)	75	Independent Director
__________________
(1)Member of the audit committee
(2)Member of the compensation committee
(3)Member of the nominating and corporate governance committee
Executive Officers
Jereme Kent founded our company as a Minnesota limited liability company in 2009. From then until December 2021, he served as our Chief Executive Officer and managing member. In December 2021, when we redomiciled in Delaware and converted to a Delaware corporation, Mr. Kent began serving as our Chief Executive Officer and the Chairman of our board of directors, roles which he presently holds. Prior to founding our company, from May 2008 to July 2010, Mr. Kent worked as the Site Superintendent/Erection Superintendent for RMT, an industrial contracting firm, firm that specializes in the design and construction of clean energy facilities. Mr. Kent previously worked for Fagen Inc., another industrial contracting firm, and other utility-scale construction firms, including M.A. Mortensen and D.H. Blattner. Mr. Kent attended, but did not graduate from, the University of Michigan’s College of Engineering, where he studied Civil Engineering with a focus on construction management. We believe Mr. Kent is qualified to serve on our board of directors because of his extensive experience in utility-scale wind projects and the industrial power sector, as well as the perspective and experience he brings as our founder.
Katie Johnson Treadway has served as our Executive Vice President, Chief Regulatory Officer since August 2024. Prior to this role, Ms. Treadway served as our General Counsel and Senior Vice President, Head of Regulatory Affairs from November 2015 to August 2024. Prior to joining our company, Ms. Treadway was an Assistant Attorney General at the Ohio Attorney General’s Office from September 2013 to November 2015. Ms. Treadway holds a Juris Doctor degree from Vermont Law School and a Bachelor of Science degree in Economics from Otterbein University. She is admitted to the bar in the State of Ohio.
Chelsea Bumb, P.E. has served as Executive Vice President, Head of Field Operations, since September 2024. Prior to this role, Ms. Bumb served in various roles at our company since originally joining in June 2013. From November 2018 to September 2024, Ms. Bumb served as our Senior Vice President, Head of Construction. From November 2015 to November 2018, Ms. Bumb served as a Project Manager for our company. Ms. Bumb holds a Bachelor of Science in Civil Engineering from The Ohio State University.
Heidi Tinnesand has served as our Executive Vice President, Head of Project Planning, since August 2024. Prior to joining our company, Ms. Tinnesand worked as a research engineer at the National Renewable Energy Laboratory, a laboratory which specializes in the research and development of renewable energy, energy efficiency, energy systems integration and sustainable transportation, from August 2015 to August 2024. Ms. Tinnesand holds a Bachelor of Science in Mechanical Engineering from Portland State University.
Non-Employee Directors
Thomas Spang has served as a member of our board of directors since December 2021, and he has served as the Lead Independent Director of our board since January 2024. Mr. Spang also serves as the Chief Executive Officer of Advanced Power AG, or Advanced Power, which he co-founded in 2004. Advanced Power is an Independent Power Producer that operates in the Pennsylvania-New Jersey-Maryland footprint. In addition to his Chief Executive Officer role at Advanced Power, Mr. Spang has also served as a member of its Compensation Committee since April 2023, and he currently serves as an Executive Board Member, a member of its Senior Management Committee and as a Founding Shareholder. Prior to co-founding Advanced Power, from 1995 to 2004, Mr. Spang was the Vice President and Head of UK Development for InterGen, a developer, owner and operator of power generation facilities. Before joining InterGen, from 1992 to 1995, Mr. Spang was a developer for J. Makowski Company, a Boston-based developer of combined heat and power and independent power producer projects. Mr. Spang holds a Bachelor of Arts in Economics from Hobart College in New York. We believe that Mr. Spang is qualified to serve on our board of directors due to his extensive experience in the development, financing, investment and management of electric generating facilities.
Thomas Lause has served as a member of our board of directors since December 2021. He previously served as the interim Chief Financial Officer of our company from March 2023 to January 2024. Prior to this role, Mr. Lause served as the Vice President of Business Affairs, Chief Financial Officer and Treasurer at the University of Findlay from February 2018 until he retired in June 2022. Mr. Lause previously held multiple roles at Cooper Tire & Rubber Company, or Cooper Tire, from August 1983 until retiring in February 2018. From January 2015 to February 2018, Mr. Lause served as Cooper Tire’s Treasurer and Vice President of Treasury & Tax. From June 2002 to December 2014, Mr. Lause served as Vice President of Finance, Global Operations Controller of Cooper Tire. Mr. Lause also served as the leader of Cooper Tire’s European operations from 1999 to 2003 while stationed in the United Kingdom. Beyond his corporate roles, Mr. Lause has served on the board of Blanchard River Watershed Solutions since 2015 and previously served on the board of the Ohio Manufacturers Association, the advisory board of Bowling Green State University’s College of Business as a board member and the Finance Committee Chair for the Findlay-Hancock County Alliance (Chamber of Commerce) and Finance Committee Chair for The Alliance economic development organization. Mr. Lause also currently serves on the Finance Committee for the Blanchard Valley Health System, a position he has held since July 2023, and he has served on the Board of Trustees for the Blanchard Valley Health System since January 2024. Mr. Lause holds a Master of Business Administration and a Bachelor of Science in Business Administration from Bowling Green State University. He is also a graduate of the University of Notre Dame’s Executive Leadership Program and holds a Certificate of Public Accounting from the state of Ohio. We believe Mr. Lause is qualified to serve on our board of directors due to his educational background in accounting and finance and his extensive experience in finance, operations and risk management in both domestic and international settings.
Donald C. Templin has served as an independent member of our board of directors and as the chair of our audit committee since December 2021. Since November 2022, Mr. Templin has also served as the Chief Financial Officer of Voya Financial Services (NYSE: VOYA), a health, wealth and investment management company. From June 2011 to January 2021, Mr. Templin worked at Marathon Petroleum Corporation (NYSE: MPC), a petroleum refining, marketing and transportation company, where he held multiple roles, including from June 2011 to February 2015 as Senior Vice President and Chief Financial Officer, as Executive Vice President – Supply, Transportation and Marketing from March 2015 to December 2015, as President of MPLX LP (NYSE: MPLX) from January 2016 to June 2019, as President of MPC from July 2017 to June 2019 and as Executive Vice President and Chief Financial Officer from July 2019 to January 2021. Mr. Templin’s career began at PricewaterhouseCoopers, or PwC, in 1984, where he held various roles, including leading the PwC business in Kazakhstan and leading PwC’s audit practice in Georgia, Alabama and Tennessee. Mr. Templin has served as a non-executive board member and audit committee chair for Aris Water Solutions, Inc. (NYSE: ARIS), an environmental infrastructure company that provides water handling and recycling solutions for energy operations, since October 2021 and previously served as a non-executive board and audit committee member for Calgon Carbon Corporation, a manufacturer and supplier of granular activated carbon, from May 2013 to March 2018 and as an executive board member for MPLX LP from

October 2012 to July 2021. Mr. Templin holds a Bachelor of Arts in Accounting from Grove City College. We believe Mr. Templin is qualified to serve on our board of directors due to his extensive experience in finance, operations and executive leadership in the energy industry.
Jon B. Wellinghoff has served as an independent director of our board since December 2021. In April 2017, he co-founded GridPolicy, Inc., a company dedicated to furthering the deployment of and investment in clean sustainable DERs and has served as its Chief Executive Officer since its inception. Since March 2021, Mr. Wellinghoff has served as the Chief Regulatory Officer of Voltus, Inc., a platform that connects DERs to electricity markets. He also previously served as the Chief Policy Officer at SolarCity, a company that was involved in the sale and installation of solar energy generation systems, from April 2016 to April 2017. Before joining SolarCity, Mr. Wellinghoff was a partner at the law firm Stoel Rives LLP from November 2013 to April 2016. From 2006 to 2013, Mr. Wellinghoff served as a Commissioner on FERC, and he served as the commission’s longest-serving Chairman from 2009 to 2013. In July 2023, Mr. Wellinghoff was appointed by Secretary of Energy, Jennifer Granholm, to serve on the Department of Energy’s Electricity Advisory Committee. Mr. Wellinghoff holds a Bachelor of Science in Mathematics from University of Nevada-Reno, a Master’s degree in Teaching Mathematics from Howard University and a Juris Doctor degree from Antioch Law School. We believe Mr. Wellinghoff is qualified to serve on our board of directors due to his extensive experience in energy policy, electric markets and the interface of disruptive energy systems with traditional utility structures, along with his experience in removing regulatory, policy and institutional barriers to the widespread adoption of cost-effective DER technologies and systems.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of our requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors.
After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.
Classified Board
We intend to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•the Class I director will be Tom Lause, and his term will expire at the first annual meeting of stockholders to be held following the date of the closing of this offering;
•the Class II directors will be Jon Wellinghoff and Don Templin, and their terms will expire at the second annual meeting of stockholders to be held following the date of the closing of this offering; and

•the Class III directors will be Tom Spang and Jereme Kent, and their terms will expire at the third annual meeting of stockholders to be held following the date of the closing of this offering.
Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws.”
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Messrs. Lause, Spang, Templin and Wellinghoff, representing four of our five directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is an “independent director” as defined under the listing standards of NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Lead Independent Director
Our board of directors intends to adopt corporate governance guidelines that will provide that one of our independent directors will serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our chief executive officer serves as the chairperson of our board of directors. Because Mr. Kent is our chairperson and also our chief executive officer, our board of directors has appointed Mr. Spang to serve as our lead independent director. As lead independent director, Mr. Spang will preside over periodic meetings of our independent directors, serve as a liaison between our chairperson and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.
Board Committees
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in our discretion.
Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Messrs. Lause, Templin and             , with Mr. Lause serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of NYSE applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of NYSE. In addition, our board of directors has determined that Mr. Lause is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:
•select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•evaluate the independence and qualifications of our independent registered public accounting firm;

•review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•oversee the design, implementation and performance of our internal audit function, if any;
•set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•review, approve and monitor related party transactions;
•adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.
Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.
Compensation Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Messrs. Spang, Wellinghoff and Templin, with Mr. Spang serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of NYSE applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:
•review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;
•review, approve and administer our employee benefit and equity incentive plans;
•establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•make recommendations to our board of directors regarding non-employee director compensation;
•monitor compliance with any stock ownership guidelines; and
•approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.
Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.

Nominating and Corporate Governance Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Messrs. Wellinghoff and Lause, with Mr. Wellinghoff serving as chairperson, each of whom meets the requirements for independence under the listing standards of NYSE. Following completion of this offering, our nominating and corporate governance committee will, among other things:
•review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•identify, evaluate, select or make recommendations to our board of directors regarding nominees for election to our board of directors;
•develop policies and procedures for considering stockholder nominees for election to our board of directors;
•review our succession planning process for our chief executive officer and any other members of our executive management team;
•review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;
•make recommendations to our board of directors regarding non-employee director compensation;
•review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;
•oversee director orientation for new directors and continuing education for our directors;
•oversee the evaluation of the performance of our board of directors and its committees;
•review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•administer policies and procedures for communications with the non-management members of our board of directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of NYSE.
Compensation Committee Interlocks and Insider Participation
The current members of our compensation committee are Messrs. Spang, Wellinghoff and Templin, and during the year ended December 31, 2023 Mr. Kent was also a member of our compensation committee. None of the current members of our compensation committee is or has been an officer or employee of our Company, and Mr. Kent was serving as our Chief Executive Officer during the time that he served on our compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director Compensation
We do not have a formal director compensation policy in place; however, we have historically reimbursed the travel expenses of our non-employee directors incurred in connection with their service as directors. During the fiscal year ended December 31, 2023, we compensated Jon Wellinghoff in cash for his service as a director and Thomas Lause is entitled to compensation in cash for his service as our interim Chief Financial Officer.
Prior to the fiscal year ended December 31, 2023, we had not historically made equity awards to the non-employee directors for their service on our board. On February 19, 2023, pursuant to the terms of our 2023 Stock Incentive Plan, we granted option awards to each of Messrs. Templin, Lause, Spang and Wellinghoff, with each of Messrs. Templin, Lause and Spang receiving options to purchase an aggregate of 4,310 shares of common stock and Mr. Wellinghoff receiving options to purchase an aggregate of 3,500 shares of common stock. The number of option awards granted to each director was determined by our Board, with each of Messrs. Templin, Lause, Spang and Wellinghoff abstaining, after consideration of the operating results, prospects, and financial condition of our Company, among other items, and in an effort to align the interests of the directors with those of our Company. Mr. Wellinghoff received cash compensation of $36,000 in addition to the options.
The following table sets forth information regarding compensation earned during the fiscal year ended December 31, 2023 by each of our directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2)	Total
Donald Templin	—	$779,464	$779,464
Thomas Lause(3)	342,308	$779,464	$1,121,772
Thomas Spang	—	$779,464	$779,464
Jon Wellinghoff	$36,000	$769,020	$805,020
__________________
(1)Amounts set forth in this column represent the aggregate grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For additional information regarding valuation assumptions, refer to note 12 to the consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.
(2)Amounts set forth in this column represent options to purchase an aggregate of 4,310 shares of common stock awarded to Mr. Templin, options to purchase an aggregate of 4,310 shares of common stock awarded to Mr. Lause, options to purchase an aggregate of 4,310 shares of common stock awarded to Mr. Spang, and options to purchase an aggregate of 3,500 shares of common stock awarded to Mr. Wellinghoff. The foregoing awards represent the only outstanding equity awards held by members of our board as of December 31, 2023.
(3)Mr. Lause served as our interim Chief Financial Officer from March 15, 2023 until January 31, 2024. Pursuant to the terms of an at-will letter agreement with Mr. Lause dated April 6, 2024, in connection with his services as our interim Chief Financial Officer during the fiscal year ended December 31, 2023, Mr. Lause earned a base salary of $242,308 and a bonus payment in the amount of $100,000. These amounts will become payable upon and subject to the occurrence of certain liquidity events, including the completion of the offering of which this prospectus forms a part. In the event that we were a party to a transaction with a special purpose acquisition company, Mr. Lause would be eligible to elect to receive portions of this cash compensation in the form of our equity. Mr. Lause will not be eligible to make such election in connection with the completion of the offering of which this prospectus forms a part. The stock options provided to Mr. Lause were granted in connection with his services as a director.
The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2023:

Name	Number of Shares Underlying Outstanding Stock Awards	Number of Shares Underlying Outstanding Options(1)
Donald Templin	—	4,310
Thomas Lause	—	4,310
Thomas Spang	—	4,310
Jon Wellinghoff	—	3,500
__________________
(1)All option awards reported herein vest upon the earliest to occur of (a) May 3, 2025, (b) immediately prior to a public offering of capital stock of our Company approved by our board, (c) immediately prior to an acquisition, merger or other business combination involving a special purpose acquisition company approved by our board that results in our Company or our successor being listed on a United States national securities exchange or (d) a change in control.

We anticipate adopting a formal compensation policy for our non-employee directors, which will govern their cash and equity compensation following the completion of this offering.

EXECUTIVE COMPENSATION
Our named executive officers, consisting of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2023, were:
•Jereme Kent, our Chief Executive Officer;
•Katie Johnson Treadway, our EVP, Head of Regulatory Affairs, who served as our General Counsel and SVP, Head of Regulatory Affairs, for the fiscal year ended December 31, 2023; and
•Chelsea Bumb, our EVP, Head of Construction.
Summary Compensation Table
The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended December 31, 2023 and 2022:

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Jereme Kent	2023	$244,615	—	$—	$244,615
Chief Executive Officer	2022	$200,000	—	$—	$200,000
Katie Johnson Treadway	2023	$250,500	$1,039,888	$12,368	$1,302,756
SVP, Head of Regulatory Affairs	2022	$196,942	—	$9,847	$206,789
Chelsea Bumb	2023	$250,500	$922,335	$12,525	$1,185,360
SVP, Head of Construction	2022	$214,231	—	$9,904	$224,135
__________________
(1)Amounts set forth in this column represent the aggregate grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For additional information regarding valuation assumptions, refer to note 12 to the consolidated financial statements for the year ended December 31, 2023.
(2)Represents contributions made to the individual’s 401(k) plan by our Company.
Outstanding Equity Awards at 2023 Fiscal Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2023. All equity awards set forth in the table below were granted pursuant to the terms of our 2023 Stock Incentive Plan.

	Option Awards
Officer	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(2) (#)	Option Exercise Price	Option Expiration Date
Jereme Kent	—	—	—	—	—
	—	—	—	—	—
Katie Johnson Treadway	2/19/2023	3,000	2,750	$240.09	5/3/2025
Chelsea Bumb	2/19/2023	3,100	2,000	$240.09	5/3/2025
__________________
(1)All option awards reported herein were fully vested at grant.
(2)All option awards reported herein vest upon the earliest to occur of (a) May 3, 2025, (b) immediately prior to a public offering of our capital stock approved by our board, (c) immediately prior to an acquisition, merger or other business combination involving a special purpose acquisition company approved by our board that results in us or our successor being listed on a United States national securities exchange or (d) a change in control.

Employment Agreements
We have not entered into written employment agreements with any of our named executive officers. The named executive officers are employed on an at-will basis. We anticipate entering into confirmatory employment letter agreements with each of our named executive officer prior to the completion of this offering.
Base Salary
The named executive officers receive base salaries to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The current annual base salary for each of our named executive officers is $300,000.
Option Award Agreements
On February 19, 2023, we entered into option award agreements with Ms. Treadway and Ms. Bumb, pursuant to which (i) Ms. Treadway was granted 5,750 options to purchase common stock at an exercise price of $240.09 per share and (ii) Ms. Bumb was granted 5,100 options to purchase common stock at an exercise price of $240.09 per share. Such options vest as set forth in the option award agreements, which vesting terms are described under the table that appears under the “Outstanding Equity Awards at Fiscal 2023 Year-End” heading above.
Retirement Benefits and Perquisites
We maintain a 401(k) plan and provide a company match based on contributions to an employee’s 401(k) plan. Additionally, we pay 100% of the medical insurance premiums for our employees, including our named executive officers.
Employee Benefit and Stock Plans
2024 Equity Incentive Plan
Prior to the effectiveness of this offering, we expect that our board and stockholders will approve our 2024 Equity Incentive Plan, or our 2024 Plan. The 2024 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2024 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.
Authorized shares. A total of              shares of our common stock are reserved for issuance pursuant to our 2024 Plan. In addition, the shares reserved for issuance under our 2024 Plan will also include shares of our common stock subject to or issued pursuant to awards granted under our 2023 Stock Incentive Plan that, after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to the 2024 Plan is              shares). The number of shares available for issuance under our 2024 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2025 fiscal year, and will equal to the least of:              shares;      % of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or such other amount as our board of directors may determine. This annual increase will operate only until the ten-year anniversary of our board’s approval of the 2024 Plan.
If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2024 Plan (unless the 2024 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2024 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2024 Plan (unless the 2024 Plan has terminated). Shares that have actually been issued under the 2024 Plan will not be returned to the 2024 Plan except in the case of shares that were issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units that are repurchased by or forfeited to us due to failure to vest, which, in that case, such shares will become available for future grant under the 2024 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2024 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2024 Plan.
Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2024 Plan. The compensation committee of our board of directors will initially administer our 2024 Plan. In addition, if we determine it is desirable to qualify transactions under our 2024 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2024 Plan, the administrator has the power to administer our 2024 Plan and make all determinations deemed necessary or advisable for administering the 2024 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2024 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2024 Plan and awards granted under it, prescribe, amend and rescind rules relating to the 2024 Plan, including the power to create sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.
Stock options. Stock options may be granted under our 2024 Plan. The exercise price of options granted under our 2024 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, each may exercise their option for the period of time stated in their option agreement. In the absence of a specified time in an option agreement, if termination is due to death or disability, the option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an option agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2024 Plan, the administrator determines the other terms of options.
Stock appreciation rights. Stock appreciation rights may be granted under our 2024 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, each may exercise their stock appreciation right for the period of time stated in their stock appreciation rights agreement. In the absence of a specified time in a stock appreciation rights agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in a stock appreciation rights agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2024 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.
Restricted stock. Restricted stock may be granted under our 2024 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2024 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted stock units. Restricted stock units may be granted under our 2024 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2024 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance units and performance shares. Performance units and performance shares may be granted under our 2024 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.
Non-transferability of awards. Unless the administrator provides otherwise, our 2024 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during their lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2024 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2024 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2024 Plan.

Dissolution or liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or change in control. Our 2024 Plan provides that in the event of a merger or change in control, as defined under our 2024 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards held by a participant or all awards of the same type similarly.
If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of their outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of their outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.
Clawback. Awards will be subject to any of our clawback policies, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us for all or a portion of the award and/or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy, award agreement or applicable laws.
Amendment; termination. The administrator has the authority to amend, alter, suspend or terminate our 2024 Plan, provided such action does not materially impair the rights of any participant. We expect that our 2024 Plan will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten years from the date our 2024 Plan was adopted by our board of directors and (ii) the annual increase to the number of shares available for issuance under our 2024 Plan will operate only until the tenth anniversary of the date our 2024 Plan was adopted by our board of directors.
2023 Stock Incentive Plan
Our board of directors adopted, and our stockholders approved, our 2023 Stock Incentive Plan, or our 2023 Plan, in 2023. The 2023 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights or restricted stock awards to eligible employees, officers and directors of and other individuals (including consultants and advisors) providing bona fide services to or for, us or to any affiliate of ours, but incentive stock options can only be granted to employees of ours or any parent or subsidiary of ours. It is expected that the 2023 Plan will be terminated in connection with the initial public offering of our common stock, and accordingly, no additional awards will be granted under the 2023 Plan thereafter. However, the 2023 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2023 Plan. As of September 30, 2024, stock options covering 77,535 shares of our common stock were outstanding under the 2023 Plan.

Plan Administration. The 2023 Plan is administered by our board of directors or a committee of our board of directors. To the extent permitted by applicable state law, the administrator may delegate authority to officers to grant awards, other than stock awards, to eligible persons under the 2023 Plan. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of our 2023 Plan and determines the terms of awards granted thereunder. All actions taken and decisions and determinations made by the administrator on all matters relating to the 2023 Plan are conclusive and binding on all concerned parties.
Stock Options. Stock options have been granted under the 2023 Plan. Subject to the provisions of the 2023 Plan, the administrator determines the terms of options. The per share exercise price of options granted under the 2023 Plan generally must be equal to at least 100% of the fair market value of a share of our common stock on the date of grant. Our form of stock option agreement provides that the term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the combined voting power of all classes of our (or any of our parent’s or subsidiary’s) stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash or cash equivalent, broker-assisted cashless exercise, by tender of vested shares or any other method approved by the administrator. After the termination of a participant’s service relationship, unless otherwise provided by the administrator, the vested portion of an option may generally be exercised for 90 days, or 12 months if such termination is by reason of death or disability. In addition, if a participant’s service relationship is terminated for “cause” (as defined in the 2023 Plan), the award agreement may provide that the option will terminate immediately and will not be exercisable.
Restricted Stock. Awards of restricted stock are permitted to be granted under the 2023 Plan. Restricted stock awards are grants (or sale) of shares which vest in accordance with terms and conditions established by the administrator. The administrator determines the restrictions and conditions applicable to each restricted stock award at the time of grant. Conditions may be based on such criteria as the administrator determines, including but not limited to continuing service or the achievement of pre-established performance goals. Unless provided otherwise in the award agreement or other applicable writing, shares of restricted stock as to which the restrictions have not lapsed when the participant’s service relationship terminates will be subject to our right to repurchase such unvested shares.
Non-Transferability of Awards. Except as otherwise determined by the administrator, and in any event in the case of an incentive stock option or a stock appreciation right granted with respect to an incentive stock option, awards granted under our 2023 Plan are not transferable by a grantee otherwise than by will or the laws of descent and distribution. Unless otherwise determined by the administrator, an award may be exercised during the lifetime of the grantee, only by the grantee or, during the period the grantee is under a legal disability, by the grantee’s guardian or legal representative.
Certain Adjustments. In the event of a stock dividend of, or stock split or reverse stock split affecting, our common stock, the maximum number of shares of such common stock as to which awards may be granted under our 2023 Plan, and the number of shares covered by and the exercise price and other terms of outstanding awards will be adjusted to reflect such event unless our board of directors determines, at the time it approves such stock dividend, stock split or reverse stock split, that no such adjustment shall be made. The administrator may make adjustments, in its discretion, to address the treatment of fractional shares and fractional cents that arise with respect to outstanding awards as a result of the stock dividend, stock split or reverse stock split.
Additionally, in the event of any change affecting us or our capitalization by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, the administrator may make appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the 2023 Plan and any adjustments in outstanding awards, including, but not limited to, modifying the number, kind and price of securities subject to awards.
Change in Control. In the event of any transaction resulting in a Change in Control (as defined in the 2023 Plan), the administrator may take any or all of the following actions: (i) accelerate vesting and exercisability of awards in whole or in part, (ii) unilaterally cancel an award in exchange for cash, shares or other property with a value equal to the excess of the fair market value of the underlying shares over the applicable exercise or purchase price, (iii) unilaterally cancel options after providing optionees with notice and an opportunity to exercise the option, (iv) unilaterally cancel underwater options or (v) unilaterally cancel unvested or unexercisable options.
Amendment and Terminations. Our board of directors may, at any time, terminate, amend or modify our 2023 Plan and the administrator may amend or modify awards, but no such action may adversely affect the rights of participants without their consent. As noted above it is expected that the 2023 Plan will be terminated in connection with the initial public offering of our shares and we will not grant any additional awards under the 2023 Plan thereafter.
Executive Incentive Compensation Plan
Prior to the effectiveness of this offering, we expect that our board will adopt our Executive Incentive Compensation Plan, or our Incentive Compensation Plan. Our Incentive Compensation Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our Incentive Compensation Plan will allow our compensation committee to grant incentive awards, generally payable in cash, to employees selected by our compensation committee, including our executive officers, based upon performance goals established by our compensation committee.
Under our Incentive Compensation Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation, goals related to research and development, regulatory milestones or regulatory-related goals, gross margin, financial milestones, new product or business development, operating margin, product release timelines or other product release milestones, publications, cash flow, procurement, savings, internal structure, leadership development, project, function or portfolio-specific milestones, license or research collaboration agreements, capital raising, initial public offering preparations, patentability and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.
The compensation committee of our board of directors will administer our Incentive Compensation Plan and will, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, at the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers.
Actual awards generally will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The compensation committee may reserve the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the compensation committee determines. Payment of awards will occur as soon as practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.
Our board of directors and our compensation committee have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment and termination of employment, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2021, and each currently proposed transaction, in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000;
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Templin Convertible Note
In December 2022, we issued a convertible promissory note in the amount of $1.0 million to a trust of which Donald C. Templin, a member of our board of directors, serves as the trustee and is a beneficiary, or the Templin Convertible Note. The Templin Convertible Note accrued interest at a rate of 8.0% per annum and had a maturity date of June 30, 2023.
In April 2023, in connection with a qualifying financing, the Templin Convertible Note was converted in full by its terms into 2,235 shares of our Series A preferred stock at a conversion price of $447.41 per share, and we made an interest payment of $23,043 in cash. Following the conversion, we have no further obligations under the Templin Convertible Note.
2023 CAS Ohio Loan
In July 2023, we borrowed $150,000 from CAS Ohio LLC, a holder of more than 5% of our capital stock, or the 2023 CAS Ohio Loan. The 2023 CAS Ohio Loan was unsecured. The entire principal amount of the 2023 CAS Ohio Loan, together with $1,500 in interest, was repaid in full on July 24, 2023. Following this repayment, we have no further obligations with respect to the 2023 CAS Ohio Loan.
CAS Ohio Debt Restatement
In April 2023, we entered into the CAS Restructuring Agreement with CAS Ohio LLC, a holder of more than 5% of our capital stock, to consolidate certain existing debt agreements between us and CAS Ohio LLC, which debt instruments had an aggregate outstanding principal balance of $11.9 million and aggregate outstanding interest of $2.7 million at the time of the restructuring and restatement. In October 2024, CAS Ohio LLC assigned its rights and interests under the CAS Restructuring Agreement to the CAS Trust, an affiliate of CAS Ohio LLC, a holder of more than 5% of our capital stock.
Pursuant to the terms of the CAS Ohio Debt Restatement, the outstanding principal balance of the restructured obligations was reorganized into Type A, Type B and Type C debt, with $5.0 million classified as Type A debt, $5.8 million classified as Type B debt and $1.1 million classified as Type C debt. As part of the restructuring, all accrued and unpaid interest under our existing debt arrangements with CAS Ohio LLC converted to shares of our common stock.
Type A debt accrues interest at a rate of 25% per annum, may be repaid at any time without prepayment penalty, and was initially due upon the earlier of us receiving $20.0 million in equity contributions or June 30, 2024. On December 30, 2023, we agreed with CAS Ohio LLC that the principal balance of the Type A debt will continue to accrue interest at a rate of 25% per annum and will be payable upon the earliest to occur of (i) the mutual agreement of the parties, (ii) when the Type B debt becomes due and (iii) 60 days after the CAS Trust provides written notice demanding payment. Type B debt is accruing interest at a rate of 25% per annum, may be repaid at any time without prepayment penalty and is due upon the earlier of our receiving $50.0 million in equity contributions, our listing on a public stock exchange or December 31, 2024. Type C debt accrued interest at a rate of $50,000 per month, could have been repaid at any time without prepayment penalty and was due on June 30, 2023.

The aggregate principal amount outstanding under the CAS Restructuring Agreement includes $5.0 million of Type A debt and $5.8 million of Type B debt. The Type C debt has been repaid in full. Additional information about the CAS Restructuring Agreement can also be found in the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources.”
CAS Ohio Warrant
In May 2022, we issued a warrant to purchase 4,350 shares of Class A common stock at an exercise price of $0.01 per share to CAS Ohio LLC, a holder of more than 5% of our capital stock. The warrant may be exercised at any time prior to the expiration date and is subject to customary adjustment provisions. The warrant will expire upon the earlier of: (i) our initial public offering; (ii) ten days before the closing of (a) the sale, lease, exclusive license or other disposition of all or substantially all of our assets, (b) our merger or consolidation into or with another person or entity, including a de-SPAC transaction or any other corporate reorganization or (c) the sale or other transfer of an amount of our common stock representing a majority of the then-total outstanding combined voting power; or (iii) May 1, 2032.
OEE Buyer, LLC Note Conversion
In February 2020, our senior secured revolving notes with an aggregate outstanding principal balance of $59.8 million, or the Senior Debt, and our senior subordinated notes with an aggregate outstanding principal balance of $20.0 million and aggregate outstanding interest of $5.7 million, or the Subordinated Debt, were assigned from an institutional investor to OEE Buyer, LLC, a Delaware limited liability company owned by Jereme Kent, our Chief Executive Officer, director and holder of more than 5% of our capital stock. In December 2021, we entered into the Debt Restructuring Agreement, as amended, or the DRA, with OEE Buyer, LLC. Under the DRA, the Subordinated Debt was forgiven in its entirety and the Senior Debt was partially forgiven and reduced to a balance of $15.0 million with an interest rate of 5.00% per annum and a maturity date of January 1, 2025. In addition, OEE Buyer, LLC was given the right in its sole discretion to convert the reduced balance of the Senior Debt into our common stock prior to the maturity date in accordance with a predetermined valuation method identified in the DRA.
In April 2023, pursuant to the Notice of Exercise and Conversion, or the Conversion Notice, the Senior Debt was converted into 33,526 shares of our common stock at a conversion price of $447.41 per share. Per the terms of the Conversion Notice, OEE Buyer, LLC assigned its rights to receive such common stock to our stockholders. Accordingly, 30,173 shares were issued to CAS Ohio LLC, a holder of more than 5% of our capital stock, and 3,353 shares were issued to Jereme Kent.
Non-Recourse Note with the Craig A. Stoller Revocable Living Trust
In March 2024, we borrowed $2.0 million from the CAS Trust, an affiliate of CAS Ohio LLC, a holder of more than 5% of our capital stock, pursuant to the Non-Recourse Note. In April 2024, we borrowed an additional $1.0 million from the CAS Trust, thereby increasing the amount owing under the Non-Recourse Note to a total of $3.0 million. Amounts outstanding under the borrowing facility incur interest at a rate of 12% per annum, and the first interest payment was due on September 30, 2024. The Non-Recourse Note matures in March 2027, and it is secured by a first-priority mortgage on our office building in Findlay, Ohio and the real property on which the office building is located. The Non-Recourse Note provides the CAS Trust with recourse only to the mortgaged property and does not provide recourse to us or any of its other assets. As of the date of this prospectus, we had                 in aggregate principal amount outstanding under the Non-Recourse Note. Additional information about the Non-Recourse Note can also be found in the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources.”
Short-Term Facility with the Craig A. Stoller Revocable Living Trust
In April 2024, we established the CAS Short-Term Facility with the CAS Trust, an affiliate of CAS Ohio LLC, a holder of more than 5% of our capital stock. The CAS Short-Term Facility is designed to address cash flow shortfalls by allowing us to borrow funds for periods up to 30 days or the end of any financial quarter, whichever occurs first with respect to a particular borrowing. The CAS Short-Term Facility permits us to borrow an indeterminate amount of funds from the CAS Trust in a mutually agreed upon amount to be determined on a case-

by-case basis within a single calendar quarter, though there is no obligation on the part of the CAS Trust to advance funds under the CAS Short-Term Facility and our ability to borrow under the facility is at the sole discretion of the CAS Trust. Amounts outstanding under the short-term borrowing facility would incur interest at a rate of 5% per week. There are no amounts currently outstanding under the CAS Short-Term Facility. Additional information about the CAS Short-Term Facility can also be found in the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources.”
Revolving Facility with the Craig A. Stoller Revocable Living Trust
In August 2024, we established the CAS Revolving Facility with the CAS Trust, an affiliate of CAS Ohio LLC, a holder of more than 5% of our capital stock. The CAS Revolving Facility permits us to borrow up to $5.0 million at any time outstanding from the CAS Trust. Aside from the initial borrowing under the CAS Revolving Facility, which was made on August 1, 2024 in a principal amount of $300,000, there is no obligation on the part of the CAS Trust to advance funds under the CAS Revolving Facility and our ability to borrow under the facility is at the sole discretion of the CAS Trust. Borrowings under the CAS Revolving Facility are unsecured and incur interest at a rate of 22% per annum, compounded annually. The full principal amount of any outstanding borrowings under the CAS Revolving Facility and any accrued but unpaid interest thereon are due on the later of January 1, 2026 and 12 months from the date of the most recent draw under the CAS Revolving Facility. Any individual borrowing under the CAS Revolving Facility may be prepaid in full (but not in part) at any time. If at the time of repayment of any borrowing, the aggregate amount previously repaid with respect to such borrowing (inclusive of principal and interest) is less than 110% of the initial principal amount of such borrowing, then we are required to pay to the CAS Trust an additional amount at the time of such repayment such that the aggregate amount paid with respect to such borrowing (inclusive of principal, interest and such additional amount) equals 110% of the initial principal amount of such repaid borrowing. As of              , 2024, there was an aggregate principal amount of $            outstanding under the CAS Revolving Facility. See the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources” for additional information about the CAS Revolving Facility.
Investments of Todd A. Stoller Revocable Living Trust
From April 2015 through June 2015, the Todd A. Stoller Living Trust, or TAS Trust, which is controlled by an immediate family member of an affiliate of CAS Ohio LLC and RES Ohio LLC, each a holder of more than 5% of our capital stock, invested $7.6 million into OEE XX LLC, and owns membership units representing 95.0% ownership in OEE XX LLC and a portion of the investment tax credits and cash generated by OEE XX LLC on an annual basis as set forth in the limited liability company operating agreement of OEE XX LLC by and between One Energy Capital LLC and the TAS Trust, or the OEE XX Operating Agreement. For the years ended December 31, 2023, 2022 and 2021, OEE XX LLC distributed $249,156, $279,555 and $254,986, respectively, to the TAS Trust pursuant to the OEE XX Operating Agreement.
From April 2015 through August 2015, the TAS Trust invested $2.4 million into OEE XVII LLC, and owns membership units representing 95.0% ownership in OEE XVII LLC and a portion of the investment tax credits and cash generated by OEE XVII LLC on an annual basis as set forth in the limited liability company operating agreement for OEE XVII LLC by and among One Energy Capital LLC and the TAS Trust, or the OEE XVII Operating Agreement. For the year ended December 31, 2022, OEE XVII LLC distributed $127,377 to the TAS Trust pursuant to the XVII Operating Agreement.
Investment Tax Credits
As discussed elsewhere in this prospectus, we have from time to time entered into transactions in which we have sold the investment tax credits for which we qualify in connection with certain of our renewable energy projects. These investment tax credits are one-time credits based on the dollar amount of the capital investment made in such projects and are earned when the equipment is placed into service and are subject to meeting other eligibility requirements detailed under the Inflation Reduction Act.
In December 2022, One Energy Capital Corporation, our wholly-owned subsidiary, sold the investment tax credit earned by one of our Wind for Industry projects for $2.0 million to Craig Stoller, an affiliate of CAS Ohio LLC, a holder of more than 5% of our capital stock. In December 2023, we received a deposit held of $3.0 million from Craig Stoller to purchase the investment tax credits to be generated from two of our projects. Such projects are still under construction and will not earn the investment tax credits until they meet the criteria listed above. If we cancel this transaction, we will be obligated to refund $3.0 million in full and pay $1.0 million in damages to the CAS Trust.
SPAC Sponsor Loans
In April 2024, we entered into Loan and Transfer Agreements in connection with the SPAC merger transaction with each of (i) C&R Holding Co., an affiliate of CAS Ohio LLC and RES Ohio LLC, each a holder of more than 5% of our capital stock and (ii) The Grafton Group LLC, an entity controlled by Thomas Spang, a member of our board of directors, or together with C&R Holding Co., the SPAC Sponsors. Under the Loan and Transfer Agreements, C&R Holding Co. and The Grafton Group LLC lent us $0.7 million and $0.3 million, respectively. Per the terms of the Loan and Transfer Agreements, such loans do not accrue any interest. However, the agreements require us to issue to each SPAC Sponsor a number of shares of our common stock equal to each such SPAC Sponsor’s loan amount at the most recent valuation received in an equity financing, in which a sophisticated third-party investor invests in us.
In September 2024, in accordance with the terms of the Loan Transfer Agreements referenced above, C&R Holding Co. and The Grafton Group LLC were issued 1,488 and 558 shares of our Class A common stock, respectively, at a conversion price of $447.41 per share. There are no amounts currently outstanding under the Loan and Transfer Agreements, and because such amounts have been satisfied in full, there are no continuing obligations under such Loan and Transfer Agreements.
Series A Preferred Stock Financing
From April 2023 through June 2024, we sold an aggregate of 78,446 shares of our Series A preferred stock at a purchase price of $447.41 per share, for aggregate cash proceeds of approximately $34.1 million and pursuant to the conversion of a certain convertible promissory note and related cancellation of indebtedness of approximately $1.0 million. The following table summarizes issuances of our Series A preferred stock to related persons:

Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
C&R Holding Co. (1)	4,917	$2,200,000
Entity affiliated with Donald C. Templin(2)	2,235	$1,000,000
__________________
(1)C&R Holding Co. is an affiliate of CAS Ohio LLC and RES Ohio LLC. Each of CAS Ohio LLC and RES Ohio LLC currently hold more than 5% of our capital stock.
(2)The convertible promissory note held by Donald C. Templin, a member of our board of directors, was converted into 2,235 shares of our preferred stock and we made an interest payment of $23,043 in cash. See the section titled “Certain Relationships and Related Party Transactions – Templin Convertible Note” for more information.
Equipment Purchase by Haviland Plastic Products, Co.
In January 2023, Haviland Plastic Products, Co., or Haviland Plastic, purchased a wind turbine from One Energy Capital Corporation at a purchase price of $1.0 million. Haviland Plastic is an affiliate of CAS Ohio LLC and RES Ohio, each a holder of more than 5% of our capital stock.
Amended and Restated Stockholders’ Agreement
Prior to this offering, we were party to an amended and restated stockholders’ agreement, or the Stockholders’ Agreement, dated as of April 12, 2023, and as amended from time to time. Jereme Kent, our chief executive officer and a member of our board of directors, an entity affiliated with Donald C. Templin, a member of our board of directors and entities affiliated with CAS Ohio LLC, a holder of more than 5% of our capital stock, were party to the Stockholders’ Agreement. The Stockholders’ Agreement provided, among other things, that certain holders of our capital stock, including entities affiliated with Donald C. Templin and CAS Ohio LLC, had the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.
In addition, the Stockholders’ Agreement granted us a right to purchase shares of our capital stock, which stockholders proposed to sell to other parties. This right terminated upon completion of this offering, and none of our stockholders had any special rights regarding transfers of our capital stock. Also, under the Stockholders’ Agreement, certain holders of our capital stock, including entities affiliated with Jereme Kent and entities affiliated with Donald C. Templin and CAS Ohio LLC, agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. None of our stockholders had any special rights regarding the election or designation of members of our board of directors. The Stockholder’s Agreement was terminated on                          .
Limitations on Director and Officer Liability and Indemnification
Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:
•any breach of their duty of loyalty to the corporation or its stockholders;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Our certificate of incorporation and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation and our bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of their actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorney’s fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
The limitation of liability and indemnification provisions contained in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Policies and Procedures for Related Person Transactions
We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.
All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock as of                    , 2024 by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.
The percentage of beneficial ownership prior to the offering shown in the table is based upon            shares of common stock outstanding as of                   , 2024, assuming the automatic conversion of all our outstanding shares of redeemable convertible preferred stock into an aggregate of            shares of common stock immediately prior to this offering. The percentage of beneficial ownership after the offering shown in the table is based on                shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.
We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                      , 2024, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each person or entity listed in the table is c/o One Power Company, 12385 Township Rd 215, Findlay, Ohio 45840.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage
Greater than 5% Stockholders:
Entities affiliated with Craig A. Stoller and Ruth Stoller

Named Executive Officers and Directors:
Jereme Kent
Katie Johnson Treadway
Chelsea Bumb
Tom Spang
Thomas Lause
Donald C. Templin
Jon B. Wellinghoff
All directors and executive officers as a group (8 persons)
__________________
*    Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation that will be in effect upon the closing of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation, bylaws and stockholders’ agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the closing of this offering, our authorized capital stock will consist of                  shares of capital stock, $0.0001 par value per share, consisting of                  shares of common stock and                shares of preferred stock.
Assuming the Reclassification and Capital Stock Conversion immediately prior to this offering, as of                 , 2024, there were                  shares of our common stock outstanding, held by       stockholders of record and no shares of our preferred stock outstanding.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Voting Rights
Holders of our common stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.
Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Liquidation Rights
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Nonassessable
In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.
Preferred Stock
Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.
Options
As of                , 2024, we had outstanding options to purchase an aggregate of            shares of our common stock, with a weighted-average exercise price of $            per share, under our 2023 Plan.
Registration Rights
Upon the completion of this offering, under our stockholders’ agreement, or the Stockholders Agreement, the holders of up to                shares of our common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.
Demand Registration Rights
After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of the shares having registration rights then outstanding can request that we file a registration statement on Form S-1 to register the offer and sale of their shares. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 30 days.
Form S-3 Registration Rights
After the completion of this offering, the holders of up to                shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 25% of the shares having these registration rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $5 million. We are obligated to effect up to two such registrations in any 12-month period. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 30 days.
Piggyback Registration Rights
The holders of up to                  shares of our common stock are entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.
Expenses of Registration
We will pay the registration expenses (other than underwriting discounts, selling commissions, stock transfer taxes and the reasonable fees and disbursements of one counsel for the selling holders) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.
Termination
The registration rights terminate upon the earliest of (1) a deemed liquidation event (as defined in our stockholders’ agreement) if the relevant stockholders receive comparable registration rights from the acquisition or successor company and (2) the date that is five years after the closing of this offering.
Information Rights
An affiliate of Marathon Petroleum Corporation, (NYSE: MPC), participated in our Series A preferred stock financing and was granted the right to appoint a single board observer so long as certain ongoing conditions are met.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws
Certain provisions of Delaware law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
•any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.
Certificate of Incorporation and Bylaws Provisions
Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws will:
•permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of the board of directors;
•provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•divide our board of directors into three classes, each of which stands for election once every three years;
•for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and
•provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.
Exclusive Forum
Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is                  .
Listing
We intend to apply to list our common stock on the NYSE under the symbol “ONE.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon the completion of this offering, based on our shares of our capital stock outstanding as of                , 2024, we will have a total of                   shares of our common stock outstanding. Of these outstanding shares, all                   shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 or 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all                   shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•beginning 181 days after the date of this prospectus, subject to the terms of the lock-up agreements and market standoff provisions described below, all remaining shares will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-up Agreements and Market Standoff Provisions
We, our directors and officers and substantially all of the holders of our equity securities have agreed or will agree, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 180 days after the date of this prospectus without first obtaining the written consent of              , as representatives of the several underwriters of this offering.                  may, in their sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. These agreements are described below under the section of this prospectus titled “Underwriting.”
In addition, all of the holders of our common stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of up to 180 days after the date of this prospectus, they will not, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of our common stock.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering; and
•the average weekly trading volume of our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.
Registration Rights
Pursuant to the Stockholders’ Agreement, upon the completion of this offering, the holders of up to           shares of our common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder published rulings and administrative pronouncements of the Internal Revenue Service, or IRS and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under any U.S. federal non-income tax laws, such as gift and estate tax rules. In addition, this summary does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax or the special tax accounting rules under Section 451(b) of the Code. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•tax-exempt organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes or other pass through or hybrid entities (or investors in such entities or arrangements);
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
•persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•persons who hold or receive our common stock pursuant to the exercise of any option or in other compensatory transactions;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
•persons deemed to sell our common stock under the constructive sale provisions of the Code; or
•“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by the qualified foreign pension funds.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our common stock through a partnership.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under any U.S. federal non-income tax laws such as the gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) nor:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussions below regarding effectively connected income, backup withholding and FATCA withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
We believe that we are not currently, and do not expect to become, a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of distributions paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Additional Withholding Requirements under the Foreign Account Tax Compliance Act
FATCA, including sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.
The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.
The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
Stifel, Nicolaus & Company, Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock shown opposite their respective names below:

Name	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Total:
The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters have reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Shares of Common Stock
We have granted the underwriters a 30-day option to purchase up to                    additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.
Determination of Offering Price
Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between us and the representatives. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly traded companies considered comparable to our company, the factors considered in determining the initial public offering price included                           .
We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.
Commissions and Discounts
The underwriters will offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                       per share of common stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our shares of common stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.
The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $                       million. We have also agreed to reimburse the underwriters up to $                       for certain of their fees and expenses relating to the offering.

Stifel, Nicolaus & Company, Incorporated is acting as a financial advisor, in addition to an underwriter, in connection with this offering. Pursuant to an agreement we have entered into with Stifel, Nicolaus & Company, Incorporated for financial advisory services in connection with this offering, we will pay a fee equal to 0.50% of the gross proceeds from this offering. The advisory fees to be paid to Stifel, Nicolaus & Company, Incorporated is included in our calculation of the estimated expenses payable by us in connection with this offering.
Indemnification of Underwriters
We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.
No Sales of Similar Securities
We, our directors, executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock, each such person, a lock-up party, have entered into lock-up agreements with the representatives prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus without first obtaining the written consent of the representative, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or, in the case of our Company, file with the SEC a registration statement under the Securities Act relating to, any common stock or any securities convertible into or exercisable or exchangeable for common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, subject to certain limited exceptions. These restrictions also apply to any common stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence.
Listing
We intend to apply to list our common stock on the NYSE under the symbol “ONE.”
Short Sales, Stabilizing Transactions and Penalty Bids
In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.
Short Sales
Short sales involve the sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.
Naked short sales are any short sales in excess of such option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions
The underwriters may make bids for or purchases of shares of our common stock for the purpose of pegging, fixing or maintaining the price of our common stock, so long as stabilizing bids do not exceed a specified maximum.
Penalty Bids
If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
The transactions above may occur on the NYSE or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If such transactions are commenced, they may be discontinued without notice at any time.
Discretionary Sales
The underwriters have informed us that they do not expect to confirm sales of the shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, we have entered into an agreement with Stifel, Nicolaus & Company, Incorporated for financial advisory services in connection with this offering.
Disclaimers About Non-U.S. Jurisdictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the EU Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of shares of our common stock shall result in a requirement for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and us that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.
In the case of any shares of our common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares of our common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
An offer to the public of any shares of our common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of our common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer;
(c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, or FSMA, provided that no such offer of shares of our common stock shall result in a requirement for us or any Representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares of our common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares of our common stock in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock.
This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares of our common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares of our common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.
Notice to Prospective Investors in Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Cooley LLP, Chicago, Illinois, is acting as counsel for the underwriters in connection with this offering.
EXPERTS
The financial statements of One Power Company as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. While statements contained in this prospectus concerning the contents of any contract or document referred to reflect the material provisions of such contract or document, the descriptions are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at https://onepower.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
One Power Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of One Power Company.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of One Power Company and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has losses from operations, generated negative cash flows from operating activities and has negative working capital, resulting in insufficient cash on hand or available liquidity to sustain its operations or repay the debt maturing within one year after the date the financial statements are issued and that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Pittsburgh, PA
May 13, 2024
We have served as the Company’s auditor since 2023.

ONE POWER COMPANY
Consolidated Balance Sheets
As of December 31, 2023 and 2022
(in whole dollars, except per share data)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$1,368,991	$648,037
Restricted cash	1,106,798	1,106,375
Accounts receivable (net of allowance for doubtful accounts and returns of $0 and $0 respectively as of December 31, 2023 and 2022)	550,420	246,203
Other receivables	4,298	9,286
Prepaid expenses	2,309,559	395,454
Contract assets	44,048	229,363
Other current assets	87,941	54,819
Total current assets	5,472,055	2,689,537
Property, plant, and equipment, net	66,953,240	57,984,677
Prepaid expenses, noncurrent	70,932	70,979
Other long-term assets	2,998,903	7,453,413
Land options	229,100	—
Finance lease right-of-use assets	61,038	79,350
Total assets	$75,785,268	$68,277,956
Liabilities and Stockholders’ Equity Current liabilities:
Accounts payable	$3,625,628	$2,319,747
Accrued expenses	906,045	2,459,596
Accrued payroll and payroll taxes	195,964	130,391
Deposits held - related party	3,000,000	2,000,000
Other payables	181,364	207,474
Contract liabilities	28,140	33,037
Other current liabilities	593,334	45,468
Current portion of long-term debt – related party	12,538,000	3,000,000
Current portion of long-term debt – other	699,564	1,654,764
Total current liabilities	21,768,039	11,850,477
Long-term debt – OEE Buyer	—	15,000,000
Long-term debt – related party, net of current portion	—	7,730,189
Long-term debt – other, net of current portion	13,775,132	14,473,046
Finance lease liabilities, net of current portion	47,743	65,388
Other liabilities	777,574	619,803
Deferred tax liabilities	1,012,606	1,560,620
Total liabilities	37,381,094	51,299,523
Commitments and contingencies (see Note 11)
Mezzanine equity – Series A preferred stock: ($0.0001 par value; Liquidation amount as of December 31, 2023, and 2022 is $27,059,370 and $0, respectively; 78,228 shares authorized, 46,935 and 0 issued and outstanding as of December 31, 2023, and 2022)	$20,510,983	$—
Stockholders’ equity:
Class A common stock: ($0.0001 par value; 551,653 shares authorized, 255,187 and 211,400 issued and outstanding as of December 31, 2023 and 2022)	25	21
Class B convertible common stock: ($0.0001 par value; 150,700 shares authorized, 150,700 issued and outstanding as of December 31, 2023 and 2022)	15	15
Additional paid-in capital	112,715,393	91,466,723
Accumulated deficit	(109,445,828)	(94,128,353)
Total stockholders’ equity (deficit) – One Power Company	3,269,605	(2,661,594)
Non-controlling interests	14,623,586	19,640,027
Total stockholders’ equity	17,893,191	16,978,433
Total liabilities, mezzanine equity, and stockholders’ equity	$75,785,268	$68,277,956

The following table presents the assets and liabilities of the consolidated variable interest entities (Refer to Note 2, Summary of Significant Accounting Policies - Variable Interest Entities).

	2023	2022
Assets of consolidated VIEs, included in total assets above:
Cash and cash equivalents	$178,332	$54,910
Accounts receivable (net of allowance for doubtful accounts and returns of $0 and $0 respectively as of December 31, 2023, and 2022)	228,995	200,948
Other current assets	1,100	—
Prepaid expenses	207,765	224,966
Contract assets	44,048	204,755
Property, plant, and equipment, net	42,401,333	44,532,482
Prepaid expenses, noncurrent	70,932	70,979
Other long-term assets	1,292,026	479,139
Finance lease right-of-use assets	61,038	—
Total assets of consolidated VIEs	44,485,569	45,768,179
Liabilities of consolidated VIEs, included in total liabilities above:
Accounts payable	538,556	2,973
Accrued expenses	167,730	165,875
Other payables	163,719	158,278
Contract liabilities	28,140	33,037
Other current liabilities	21,471	—
Current portion of long-term debt – other	104,897	—
Long-term debt - other, net of current portion	234,403	—
Finance lease liabilities, net of current portion	47,743	—
Other liabilities	642,421	619,803
Total liabilities of consolidated VIEs	$1,949,080	$979,966
See accompanying notes to consolidated financial statements.

ONE POWER COMPANY
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2023, and 2022
(in whole dollars, except per share data)

	2023	2022
Operating revenues	$6,008,988	$7,921,152

Operating expenses:
Cost of operations (exclusive of depreciation and amortization show below)	1,624,475	3,082,069
General and administrative expenses	18,377,495	10,294,415
Asset impairment	—	748,304
Depreciation, amortization, and accretion expense	4,001,528	3,552,277
Taxes (other than income taxes)	260,342	305,141
Operating expenses	24,263,840	17,982,206
Loss from operations	(18,254,852)	(10,061,054)

Other income/(expense):
Other income/(expense), net	25,990	(18,807)
Sponsor loan derivative liability – related party	(363,600)	—
Sponsor loan derivative liability – other	(183,150)	—
Interest income	58,885	63
Interest expense – related party	(3,195,136)	(2,124,595)
Interest expense	(646,292)	(1,156,060)
Amortization of debt issuance costs	(35,936)	(23,004)
Amortization of loan origination fees	(134,524)	(1,878)
Total other income (expense)	(4,473,763)	(3,324,281)

Net loss before income taxes	(22,728,615)	(13,385,335)
Total income benefit (tax)	2,548,014	(887,696)
Net loss and comprehensive loss	$(20,180,601)	$(14,273,031)
Less: Net income (loss) and comprehensive income (loss) attributed to non-controlling interests	$(4,863,126)	$1,772,505
Net loss and comprehensive loss attributable to controlling interest	(15,317,475)	(16,045,536)
Accrual of Series A preferred stock cash dividend	(328,638)	—
Accrual of Series A preferred stock PIK dividend	(657,277)	—
Net loss and comprehensive loss available to common stockholders	$(16,303,390)	$(16,045,536)
Per share data
Net (loss) per common stock: basic and diluted – Class A	$(40.82)	$(43.45)
Net (loss) per common stock: basic and diluted – Class B	$(40.82)	$(43.45)
Weighted average common shares outstanding:
Basic and Diluted – Class A	248,719	218,608
Basic and Diluted – Class B	150,700	150,700
See accompanying notes to consolidated financial statements.

ONE POWER COMPANY
Consolidated Statements of Stockholders’ Equity (Deficit)
For the Years Ended December 31, 2023 and 2022
(in whole dollars, except per share data)

	Common Stock Class A		Common Stock Class B		Additional Paid - in Capital	Accumulated Deficit	Non-controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2022	211,400	$21	150,700	$15	$91,363,206	$(78,082,817)	$18,046,964	$31,327,389
Capital distributions	—	—	—	—	—	—	(179,442)	(179,442)
Issuance of warrants	—	—	—	—	103,517	—	—	103,517
Net (loss) income	—	—	—	—	—	(16,045,536)	1,772,505	(14,273,031)
Balance, December 31, 2022	211,400	$21	150,700	$15	$91,466,723	$(94,128,353)	$19,640,027	$16,978,433
Capital contributions – debt forgiveness	—	—	—	—	3,704,083	—	—	3,704,083
Capital distributions	—	—	—	—	—	—	(153,315)	(153,315)
Conversion of debt into Class A common stock	33,526	3	—	—	12,666,123	—	—	12,666,126
Conversion of accrued interest into Class A common stock	5,961	1	—	—	2,252,444	—	—	2,252,445
Series A preferred stock dividends, $21.01 per Series A preferred stock	—	—	—	—	(985,915)		—	(985,915)
Exercise of warrants	4,300	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	3,611,935	—	—	3,611,935
Net (loss)	—	—	—	—	—	(15,317,475)	(4,863,126)	(20,180,601)
Balance, December 31, 2023	255,187	$25	150,700	$15	$112,715,393	$(109,445,828)	$14,623,586	$17,893,191
See accompanying notes to consolidated financial statements.

ONE POWER COMPANY
For the Years Ended December 31, 2023 and 2022
Consolidated Statements of Cash Flows
(in whole dollars, except per share data)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,180,601)	$(14,273,031)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and accretion expense	4,001,528	3,552,277
Amortization of debt issuance and loan origination fees	170,460	24,882
Asset impairment	—	843,516
(Gain) / Loss on disposal of property, plant, and equipment	(14,419)	1,426
Changes in deferred income taxes	(548,014)	887,696
Stock-based compensation	3,611,935	—
Non-cash interest paid in kind	2,089,902	—
Interest expense converted to common stock	1,228,919	—
Interest expense as capital contribution	205,479	—
Changes in operating assets and liabilities:
Accounts receivable	(304,217)	45,513
Other long-term assets	—	175,591
Other current assets	(2,077,335)	(227,289)
Contract assets and other assets	—	72,428
Accounts payable	391,069	1,820,204
Accrued expenses	634,706	2,189,120
Accrued payroll items	65,573	16,984
Other current liabilities	1,515,372	2,015,586
Net cash used in operating activities	(9,209,643)	(2,855,097)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(6,176,248)	(6,090,912)
Proceeds from sale of property, plant, and equipment	15,250	—
Land improvements	(928,810)	—
Land options	(229,100)	—
Net cash used in investing activities	(7,318,908)	(6,090,912)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to non-controlling interests	(153,315)	(179,442)
Proceeds from the sale of Series A preferred stock, net of issuance costs	18,701,613	—
Payment of Series A preferred stock dividends	(176,545)	—
Proceeds from borrowings on long-term debt – related party	3,470,000	10,586,438
Proceeds from borrowings on long-term debt	—	1,240,336
Payment on long-term debt	(654,993)	(2,657,914)
Payment on long-term debt – related party	(3,675,002)	—
Payment of loan origination fees	(245,671)	—
Payment on financing lease liabilities	(16,159)	(10,010)
Net cash provided by financing activities	17,249,928	8,979,408
NET INCREASE IN CASH AND CASH EQUIVALENTS	721,377	33,399
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,754,412	1,721,013
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,475,789	$1,754,412
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,289,507	$1,306,502
Cash paid for interest on finance lease liabilities	$6,557	$5,008
Accounts payable for purchase of property, plant, and equipment	$914,812	$129,720
Non-cash investing activities	$6,144,886	$—
Related party debt and accrued interest converted to Class A common stock	$18,622,654	$—
Related party debt converted to Series A preferred stock	$1,000,000	$—
See accompanying notes to consolidated financial statements.

ONE POWER COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023, AND 2022

1.ORGANIZATION AND NATURE OF OPERATIONS
One Power Company (“OPC,” or the “Company”), formerly known as One Energy Enterprises Inc., designs, builds, maintains, and operates capital intensive private electrical infrastructure for large industrial energy consumers. These systems include megawatt scale wind turbines and managed high voltage systems. The Company operates primarily in the Midwest and does not currently operate outside of the United States. The Company finalized its operating agreement and began its first year of business in 2010. On December 29, 2021, One Energy Enterprises LLC completed the conversion to a C-corporation and thus changed its name to One Energy Enterprises Inc. On September 24, 2024, the Company changed its name to One Power Company. The Company constitutes a continuation of the existence of the LLC in the form of a corporation under Delaware law and this conversion will not affect the Company’s rights or obligations.
The Company develops and constructs renewable energy projects with investors through special purpose limited liability companies (“Project Companies”). The cost of the Project Companies’ energy systems qualifies for energy investment tax credits as provided under section 48 of the Internal Revenue Code (“IRC”) (Section 48 Tax Credit). A summary of the Project Companies is provided below.
The Company has secured long-term Power Purchase Agreements (“PPA”) or Renewable Energy Agreements (“REA”) within the Project Companies. The revenue from these contracts represents the majority of the revenue of the Company. The Project Companies participate in renewable energy credit sales of the renewable energy credits they generate (“generated RECs”).
The Company’s subsidiaries support the operations of the business as follows:
Main Operating Subsidiaries that are Consolidated:
•Design and construction of the wind turbines through One Energy Solutions LLC (“OES”). OES is Variable Interest Entity (VIE) as a result of its management structure. OPC is the primary beneficiary of OES and has a 99% economic interest in the entity.
•Operations, maintenance, asset management, and market settlements oversight through One Energy Capital LLC (“OEC”).
•OE Consulting Services LLC (“OE Consulting”) provides internal and external energy consulting services to help companies become better consumers of energy.
•OE Retail Services LLC (“OE Retail”) provides energy brokerage services to external customers for both electricity and natural gas supply.
•Construction financing provided by One Energy Capital Corporation (“OECC”). OECC also handles asset procurement. This entity stores the asset and then distributes it to OES at cost or with an equity contribution to the projects directly (or through a fleet entity such as OECC Fleet Alpha).
•Construction, operation, and leasing of campuses that host mobile computing units for computing operations is provided by ONE MWHUB 01 LLC (formerly known as OE Mining LLC) (“HUB01”). HUB01 owns the infrastructure only and receives a monthly rental fee in U.S. Dollars. HUB01 does not mine or own or accept as payment any form of digital currency.
•Internal training to the employees and occasional external training is provided by One Energy Training Institute LLC (“OETI”).

Project and Fleet Companies:
•Groups of projects that are financed in a common transaction are grouped under fleet companies that are entitled to the majority of the distributable cash from the Project Companies. Fleet-level debt is held by OECC Fleet Alpha LLC (“OECC FA”), a Fleet Company. OECC FA is 100% owned by OECC.
•Project Companies that enter into the PPAs or REAs with customers for a specific site or project include the following groups of entities:
•Consolidated Variable Interest Entities (VIEs):
•OEE XIX LLC
•OEE XXIII LLC
•OEE XXIV LCC
•OEE XXV LLC
•OEE XXVI LLC
•OEE XXVIII LLC
•OEE XXX LLC
•See Note 2, Summary of Significant Accounting Policies - Variable Interest Entities for additional details.
•Nonconsolidated VIEs:
•OEE XVII LLC
•OEE XX LLC
•See Note 2, Summary of Significant Accounting Policies - Variable Interest Entities for additional details.
•Wholly owned entities that are consolidated but are not VIEs:
•OEE XXXIII, LLC
•OEE XXXIV LLC
•OEE XXXV LLC
•OEE XXXVI LLC
Note that the Consolidated VIEs listed above and the wholly-owned entities which are consolidated but not VIEs, taken together, constitute the Consolidated Project Companies.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Smaller Reporting Company
The Company is also a “smaller reporting company” as defined by Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company may continue to be a smaller reporting company even after the Company is no longer an emerging growth company. The Company may take advantage of certain scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of the Company’s Common Stock held by non-affiliates is less than $250 million measured on the last business day of the Company’s second fiscal quarter, or the Company’s annual revenue is less than $100 million during the most recently completed fiscal year and the market value of the Company’s Common Stock held by non-affiliates is less than $700 million measured on the last business day of the Company’s second fiscal quarter. The Company has elected to adopt the accommodations available to smaller reporting companies. Until the Company ceases to be a smaller reporting company, the scaled-back disclosure in the Company’s financial statements will result in less information about the Company being available than for other public companies.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of One Power Company., its consolidated subsidiaries, including OES (a Consolidated VIE), and the Consolidated VIE Project Companies. All significant intercompany accounts and transactions have been eliminated in the consolidation. The consolidated financial statements and accompanying notes are prepared in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).
Variable Interest Entities
Consolidated VIEs
The Company is the sole managing member of One Energy Solutions LLC (“OES”), and as such, OPC operates and controls all the business affairs of OES. The Company conducts its business through OES. Under Accounting Standards Codification (“ASC”) 810 Consolidation (“ASC 810”), OES meets the definition of a VIE as a result of its management and voting structure. Management has determined that the Company is the primary beneficiary for OES because the Company has the obligation to absorb expected losses and to receive economic benefits that could be significant to OES and because the Company has power over its significant economic activities.
Project Companies are designed as single-purpose entities to finance the development and holding of the Company’s wind projects. The assets of the Project Companies are generally restricted for the settlement of the obligations of each project. All Project Companies were concluded to be VIEs except for OEE XXXIII LLC, OEE XXXIV LLC, OEE XXXV LLC, and OEE XXXVI LLC. Management has determined that the Company is the primary beneficiary for Project Companies OEE XIX LLC, OEE XXIII LLC, OEE XXIV LLC, OEE XXV LLC, OEE XXVI LLC, OEE XXVIII LLC, and OEE XXX LLC (“Consolidated VIE Project Companies”). This is because the Company has power over these Consolidated Project Companies’ significant economic activities, and the Company’s membership interests are used as collateral under a consolidated debt agreement. See Note 8, Financing Arrangements for further details.
The Company has determined, in accordance with ASC 810, that the relationship between the Company and several of the Consolidated Project Companies represents a variable interest, as does the relationship between the Company and OES. Management has made a qualitative assessment to determine whether the Company has the power to direct the activities that most significantly impact the economic performance of OES and of the Consolidated Project Companies (power criterion) and whether the Company has the obligation to absorb losses or the right to receive benefits that could be significant to OES and to the Consolidated Project Companies (economic criterion).
The assessment of both of these criteria (power and economics) is based on the terms of the VIE’s governing documents and may change over the life of the entity. These governing documents include an Operating Agreement (Limited Liability Company Agreement), and for the Consolidated Project Companies, also a Power Purchase Agreement (“PPA”) or a Renewable Energy Agreement (“REA”), and an Energy Procurement Contract, among other documents, that result in the Company having the power to direct the activities of the VIE that most significantly impact the VIE’s performance (satisfying the power criterion). In addition, the Company, through its ownership of member interests in the VIEs, also has the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIE (satisfying the economics criterion). For all periods presented, the Company has determined that it is the primary beneficiary of each of the Consolidated Project Companies, and the Company thus has consolidated the assets, liabilities, and results of operations of those Consolidated Project Companies into the consolidated financial statements.
The Consolidated Project Companies separately allocate profit, loss, and credit, as well as cash distributions, on a fixed schedule, as is customary in similarly structured partnerships in the renewable energy industry. As a consequence of these variable allocations, equity interest is not directly tied to cash distributions nor to the allocation of profit, loss, and credits.
The total amount of debt that is secured by the consolidated VIEs but is non-recourse to the Company as of December 31, 2023, and 2022, is $14,474,696 and $14,685,942, respectively.
The condensed balance sheets of the Company’s Consolidated VIEs as of December 31, 2023, and 2022, are summarized below. These amounts are included in the Company’s consolidated balance sheet (in whole dollars):

	December 31,
	2023	2022
ASSETS
Current assets	$731,171	$756,558
Net property, plant, and equipment	42,401,333	44,532,482
Other assets	1,353,065	479,139
Total assets	$44,485,569	$45,768,179

LIABILITIES
Current liabilities	$1,024,513	$360,163
Long-term liabilities	924,567	619,803
Total liabilities	$1,949,080	$979,966
The Company’s maximum exposure to loss for these Consolidated VIEs is limited to their recorded values as presented in the table above.
Nonconsolidated VIEs
The Company performed an analysis under ACS 810 for Project Companies OEE XVII LLC and OEE XX LLC (“Nonconsolidated Project Companies”) and concluded them to be VIEs. The operating agreements and the PPAs establish a relationship between the Company and these Nonconsolidated Project Companies which represents a variable interest.
According to the governing documents of these Project Companies, the Company has the power to make major decisions that significantly impact the economic performance of the Project Companies. The Company has no obligation to absorb losses nor the right to receive benefits from the Nonconsolidated VIEs that could be significant to the Nonconsolidated Project Companies. As a result, the Company is not the primary beneficiary, and the consolidation of these Project Companies is not required. The Company holds a financial interest in these Project Companies through its 5% equity ownership interest in the Project Companies. This creates the right to receive benefits from its ownership in these Project Companies only. The Company did not provide any other form of financial support to the Nonconsolidated Project Companies. There are no liquidity arrangements, guarantees, or other commitments by third parties that may affect the value or risk of the Company’s variable interests in these Nonconsolidated Project Companies. The Nonconsolidated VIEs are accounted for as equity method investments, however these were not recorded on the balance sheet for the years ended December 31, 2023, and 2022 as the Company’s share of losses in the Nonconsolidated VIEs exceeds the carrying amount of its investment.
Non-Controlling Interests and Hypothetical Liquidation at Book Value (HLBV) to Allocate Earnings
Non-controlling interest represents the portion of the Company’s net income (loss) and net assets that are allocated to members of certain Project Companies which are consolidated within these financial statements. The Company has determined that the operating Limited Liability Company Agreements (“LLC Agreements”) do not allocate economic benefits pro rata to its investors, and the appropriate methodology for calculating the non-controlling interest balance that reflects the substantive profit-sharing arrangement is a balance sheet approach using the hypothetical liquidation at book value (“HLBV”) method. In the case of non-real estate entities such as the Company, there is no specific guidance that should be applied when the pro rata approach does not capture the manner in which profits and losses are allocated under contract. In the absence of other specific GAAP guidance, the Company believes it is best practice to analogize the guidance for real estate entities in ASC 970-323 Investments — Equity Method and Joint Ventures (“ASC 970-323”), paragraphs 35-16 and 17. Under the HLBV method, the amounts reported as non-controlling interest in the consolidated balance sheets and the consolidated statements of operations represent the amounts the members would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the LLC Agreements, assuming the net assets of the respective subsidiary were liquidated at recorded amounts determined in accordance with GAAP and distributed to the investors.
The HLBV method is a balance sheet-focused approach to income and loss allocation. A calculation is prepared at each balance sheet date to determine the amount that members would receive if the Project Companies were to liquidate all of their assets (at GAAP net book value) and distribute the resulting proceeds to their creditors and unitholders based on the contractually defined liquidation priorities. Due to the stated liquidation priorities and because the HLBV method incorporates non-cash items such as depreciation expense, in any given period, income or loss may be allocated disproportionately to unitholders as compared to their respective ownership percentages in the Project Companies. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV methodology to allocate income between member classes may create volatility in the statements of stockholders’ equity as the application of HLBV can drive changes in net income or loss attributable to members from year to year.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits and utilizes insured cash sweep accounts to access multi-million-

dollar FDIC protection. Insured cash sweep accounts provide FDIC insurance on deposits greater than $250,000 by leveraging a network of banks. The Company has not experienced any losses in such accounts.
Restricted Cash
Under the loan agreement with OECC FA (see Note 8, Financing Arrangements), a wholly owned subsidiary, OECC FA is required to maintain an amount equal to six months of debt service plus a $250,000 operating reserve minimum, as defined in the loan agreement.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet to total cash equivalents and restricted cash reported within the consolidated statements of cash flows as of December 31, 2023, and 2022 (in whole dollars):

	December 31,
	2023	2022
Cash and cash equivalents	$1,368,991	$648,037
Restricted cash	1,106,798	1,106,375
Total cash and cash equivalents (including restricted cash)	$2,475,789	$1,754,412
Concentration of Credit Risk
As of December 31, 2023, and 2022, there were three customers in each year that individually represented greater than ten percent of the Company’s total accounts receivable balance. See Note 16, Reportable Segments, for further details.
Accounts Receivable and Contract Assets
Accounts receivables are stated at the amount management expects to collect from outstanding balances. Contract assets represent energy delivered and construction service performed that have not yet been invoiced. The Company’s contract assets are disclosed on the face of the Company’s accompanying consolidated balance sheet as of December 31, 2023, and 2022. The Company estimates the collectability of its receivables in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”) and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables is outstanding, the financial condition of individual customers, and current and future economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. No allowance for doubtful accounts was considered necessary as of December 31, 2023, and 2022.
Revenue Recognition
Revenue from Contracts with Customers
The Company applies the guidance in ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue associated with its contracts with customers. Under this guidance, revenue is recognized when or as a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these services. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.
The Company derives a significant portion of its revenue from Power Purchase Agreements and Renewable Energy Agreements. As permitted under the optional exemptions available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations.
The Company’s policies with respect to its primary revenue streams are detailed below.
Power Purchase Agreements (PPAs) and Renewable Energy Agreements (REAs), including Renewable Energy Credits (RECs)
A primary source of the Company’s revenues is obtained through long-term PPAs/REAs within each of the Project Companies. The Company typically sells energy and related renewable energy credits it generates (“generated RECs”) separately to different customers and considers the delivery of power energy under PPAs to represent a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method.
The Company enters into bundled PPAs/REAs with its customers under which it has the obligation to deliver both power energy and compliance RECs for which the Company utilizes Green-E Eligible Wind Credits (“Green-E Eligible RECs”). Revenue from the sale of energy is recognized over time as the energy is delivered, at rates specified under the respective PPA/REA.
The RECs deliverable under the PPAs/REAs are not unit contingent and the Company can therefore deliver RECs that it procures from any domestic source. These Green-E Eligible RECs are typically procured annually and retired on behalf of the PPA/REA customers. This constitutes a distinct performance obligation under the respective PPAs/REAs that is satisfied at the point in time in which control is transferred to the customer, which is generally upon the delivery or retirement of the Green-E Eligible REC to/on behalf of the customer. This represents the point in time when the Company has a present right to payment and the customer has assumed control related to ownership of the Green-E Eligible REC.
The transaction price in these bundled arrangements is allocated to these two distinct performance obligations at the origination of the PPA/REA based on estimated standalone selling price, using all information reasonably available to us, including market conditions and other observable inputs. The corresponding revenues are recognized separately as the related performance obligations are satisfied.
The Company typically sells its generated RECs to other customers different from those purchasing the energy under the PPAs/REAs. The sale of generated RECs to customers constitutes a distinct performance obligation that is satisfied at the point in time at which control is transferred to the customer, which is generally upon the delivery of the generated REC to the customer. This represents the point in time when the Company has a present right to payment and the customer has assumed control related to ownership of the generated REC. The Company has elected to account for these generated RECs as government incentives and accordingly there are no production costs associated with these generated RECs; therefore, they do not receive an allocation of costs upon generation.
Construction revenue
Construction revenue represents revenue generated from contracts to provide various construction services such as electrical equipment installation at customers’ premises performed by OES. Construction revenue is recognized over time as construction activities occur. The Company is either enhancing a customer’s owned asset or constructing an asset with no alternative use to the Company. The Company uses an input method based on costs incurred to measure progress towards completion. This means the Company measures its progress on a project by comparing how much has been spent on materials, labor, and other direct costs related to the contract to the respective budgeted amounts. As these costs are incurred, a proportionate amount of revenue is recognized, reflecting the progress toward completing the project.
Consulting revenue
Consulting revenue represents revenue generated from contracts to provide various technical consulting services concerning energy consumption and purchase performed by OE Consulting Services LLC. Consulting revenue is recognized over time as consulting activities occur. The Company uses an input method based on either costs or labor hours incurred to measure progress towards completion.
Lease Income
Under ASC 842, Leases (“ASC 842”), HUB01 enters into various arrangements that have been determined to contain a lease. Generally, these arrangements are related to the use of Company land with electrical equipment that is used by our customers for data mining. The underlying assets are classified as electrical infrastructure and are included in the Company’s Consolidated Balance Sheets as Property, plant, and equipment, net. As of December 31, 2023, and 2022, $5,489,857 and $986,992 of the Company’s electrical infrastructure assets were leased, respectively. These contracts do not contain a rental purchase option, whereby the customer has the option to purchase the land with electrical equipment at the end of the lease term for a specified price. The lessees also do not provide residual value guarantees on the leased asset; as a result, the Company retains title to the leased asset.
Typically, these HUB01 lease arrangements contain multiple components including one lease component (the land with power supply provided by the electrical equipment) for which the Company is the primary obligor and one non-lease component (energy costs). The Company allocates the consideration to the various components of these arrangements based on the stand-alone selling prices. The non-lease component is accounted for under ASC 606, while the lease component is generally accounted for as an operating lease under ASC 842, with fixed lease income being recognized on a straight-line basis over the lease term.
See Note 7, Revenues, for further details.
Cost of Operations
Cost of operations includes the cost of labor, materials, equipment, and subcontracting that are required for the installation of projects to third-party customers; fully recharged energy costs in their entirety; and costs incurred to purchase Green-E Eligible RECs from domestic sources.
Other Long-Term Assets
Other long-term assets include the raw materials to be utilized to build future turbines and electrical infrastructure projects. Other long-term assets are stated at the lower of cost or market value.
The Company recorded an impairment of $0 and $748,304, respectively, on a portion of other long-term assets for which the carrying value of the assets exceeded their recoverable amount for the years ended December 31, 2023, and 2022. This impairment was classified as an operating expense in the consolidated statement of operations and comprehensive income (loss).
Property, Plant, Land, and Equipment
Property, plant, land, and equipment is categorized as the following:
•Wind turbines and related equipment – costs related to the purchase, construction, or improvement of the projects.
•Buildings – costs related to the purchase, construction, or improvement of the facility.
•Equipment and vehicles – costs related to the purchase or improvement of equipment and vehicles.
•Land and land improvements – costs related to the purchase of land used for certain projects and the office building.
•Electrical infrastructure – costs related to the purchase, construction, or improvement of the electrical substation.
•Construction in progress – costs related to the construction of electrical substations and wind turbines.

Property, plant, and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful life of the asset, as follows: 20 years for wind turbines and related equipment; 20 to 30 years for buildings and related improvements; 15 years for land improvements; 5 years for electrical infrastructure, equipment, vehicles, and office equipment; and 3 years for software. Land has an indefinite useful life.
Construction in progress represents cumulative construction costs, including the costs incurred for the purchase of major equipment, engineering costs, and capitalized interest. Once the project achieves commercial operation, the Company reclassifies the amounts recorded in construction in progress to leasehold improvements or plant.
Maintenance and repairs are expensed in the period incurred, and equipment improvements which extend the useful lives or improve the quality of the assets are capitalized. See Note 5, Property, Plant, and Equipment – Net, for further details.
Long-lived Asset Impairment
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When an indicator of impairment is identified, the Company compares the carrying value of the long-lived asset (asset group) to the undiscounted cash flows of the long-lived asset (asset group) to determine if the cash flows support the recoverability of the long-lived asset (asset group). If the cash flows do not support recoverability, management determines the fair value of the long-lived asset (asset group). Relevant factors, along with management’s plans with respect to operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their fair value with a corresponding charge to the statements of operations. The Company recorded an impairment for the year ended December 31, 2022 (refer to Other Long-Term Assets for details).
Asset Retirement Obligations
Asset retirement obligations, or AROs, are accounted for in accordance with ASC 410-20, Asset Retirement Obligations (“ASC 410-20”). AROs associated with long-lived assets included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts. ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred, and a reasonable estimate of fair value can be made.
The Project Companies’ respective AROs relate to their contractual obligations with their customers to remove energy facilities from certain sites upon which energy facilities are located. The Project Companies record the present value of the estimated obligations when the legal obligation to dismantle the project exists. The AROs are recorded by increasing the carrying value of the related long-lived asset, and they are depreciated over the wind turbines’ useful lives. Total amortization of the ARO was $29,296 for each of the years ended December 31, 2023, and 2022. After initial recognition of the liability, the Project Company accretes the ARO to its future value over the wind turbines’ useful life of 20 years. See Note 6, Asset Retirement Obligations, for additional disclosures on the Company’s AROs.
The Company’s projects exist on land owned either by the project’s customer or by an affiliate of One Power. In cases where the turbines exist on customer property, the Company has determined that it has an affirmative obligation to decommission the turbines at the end of the contract term if the term is not extended. In cases where the wind turbines physically sit on land owned by a One Power Company affiliate, the Company has determined, based on the contracts in place, that the Company does not have an obligation to decommission a functioning turbine and could continue to operate the turbines without an extension from the customer, and as such, an ARO is not recognized for these turbines.
The Company owns the land on which OEE XIX, OEE XXIII, OEE XXIV, OEE XXVI, and OEE XXX are situated. For this reason, the Company has determined that AROs are not required on these projects.

Income Taxes
The Company converted from an LLC to a C-corporation on December 29, 2021. With the exception of One Energy Capital Corporation, which is structured and taxed as a C-corporation, all the Company’s subsidiaries are limited liability companies which are either disregarded entities for tax purposes or which have elected to be taxed as partnerships.
The Company recognizes deferred tax assets on future deductible temporary differences and deferred tax liabilities on future taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases, and they are primarily related to accrued compensation, construction contract expense, depreciable and amortizable assets, and prepaid expenses. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance (“VA”) when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Management has estimated its net deferred taxes as of December 31, 2023, and 2022 for the purposes of these consolidated financial statements and does not anticipate the difference between the estimate and final realization to be significant. See Note 10, Income Taxes, for additional information on income taxes.
ITCs are determined using the “flow-through” method. Transferable ITCs are accounted for as a component of the tax provision, with expected proceeds factored into their realizability. See Note 15, Related Party Transactions, for additional information on the ITCs.
Management evaluates the Company’s tax positions each year for any position that would be considered an uncertain tax position. Management accounts for uncertain tax positions using a “more-likely-than-not” threshold, when that level of confidence is possible, for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. Based on that review, management has concluded that the Company has an uncertain tax position related to its 2020 allocation of Investment Tax Credits from one of its project partnership investments included on its balance sheets.
Stock-Based Compensation
The Company measures compensation expense for stock options in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). Stock-based compensation cost is recognized over the requisite service period for time-vesting awards, and for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s stock-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For stock options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.
See Note 12, Employee Benefits, for a discussion of the Company’s stock-based compensation plans.
Derivative Instruments
Pursuant to the provisions of ASC 815, Derivatives and Hedging (“ASC 815”), the Company recognizes contracts that meet the definition of a derivative as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. Changes in the fair value of derivative instruments are recognized currently in earnings.

Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgement. The three levels are defined as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
See Note 14, Fair value of financial instruments measured on a recurring basis, for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.
Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The amendments in ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Subsequent to the initial ASU, the FASB issued various related corrective and clarifying ASUs for this topic, all of which have been codified in ASC 326. For companies that are considered “emerging growth companies” as defined by the SEC, ASC 326 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2022. The Company was not materially impacted by ASC 326.
The Company was not subject to nor did the Company adopt any other new accounting pronouncements during the years ended December 31, 2023, and 2022 that had a material impact on the consolidated financial condition, results of operations, or cash flows.
Accounting Standards Not Yet Adopted
In November 2023, the FASB issued updated accounting guidance related to annual and interim segment disclosures. The updated accounting guidance, among other things, requires disclosure of certain significant segment expenses. The Company will adopt the updated accounting guidance in the annual financial statements for the year ended December 31, 2024. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on segment disclosures.
In December 2023, the FASB issued updated accounting guidance related to income tax disclosures. The updated accounting guidance, among other things, requires additional disclosure primarily related to the income tax rate reconciliation and income taxes paid. The updated accounting guidance will be adopted in the annual financial statements for the year ended December 31, 2025. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on the income tax disclosures in Note 10, Income Taxes.
All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

3.LIQUIDITY AND GOING CONCERN
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company incurred a net loss of $20,180,601 and $14,273,031, respectively, for the years ended December 31, 2023, and 2022. The Company had net cash used in operations of $9,209,643 and $2,855,097, respectively, for the years ended December 31, 2023, and 2022. The Company had negative working capital as of December 31, 2023, and 2022. In addition, the Company has $13,237,564 of debt maturing within one year after the date the financial statements are issued. The Company does not have sufficient cash on hand or available liquidity to sustain its operations or repay the debt maturing within one year after the date the financial statements are issued. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.
In response to these conditions, management’s plan includes obtaining the additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing through the issuance and sale of Series A Preferred Stock, raising capital through a successful de-SPAC transaction, issuing debt, or entering into other financing arrangements. However, these plans have not been finalized and are not within the Company’s control, and therefore cannot be deemed probable. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.
The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
4.PREPAID EXPENSES
Prepaid expenses consist primarily of insurance policies, service, maintenance and warranty agreements on the wind turbines, and brokerage fees related to future REC transactions. The Company’s insurance policies will be used within the next twelve months, except for a portion of a ten-year wind insurance policy purchased in 2016 for a Project Company. The policy expires in November 2026. During the year ended December 31, 2023, the Company incurred and paid for expenses that were directly attributable and incremental to the SPAC merger transaction. These prepaid SPAC transaction costs qualify for deferral and include listing fees as well as specific legal and accounting costs. See Note 17, Subsequent Events, for further details on the SPAC merger transaction.
As of December 31, 2023, and 2022, the noncurrent prepaid expense balance presented on the consolidated balance sheet is attributable to the noncurrent portion of the wind insurance policy and brokerage fees.
As of December 31, 2023, and 2022, prepaid expenses, consisted of the following (in whole dollars):

	December 31,
	2023	2022
Insurance policies	$123,957	$117,177
Service, maintenance, and warranty agreements	159,233	227,529
Prepaid SPAC transaction costs	1,977,424	—
Other	48,945	50,748
Total current	$2,309,559	$395,454
Insurance policies	$32,418	$49,331
Brokerage fees	38,514	21,648
Total non-current	$70,932	$70,979

5.PROPERTY, PLANT, AND EQUIPMENT – NET
As of December 31, 2023, and 2022, property, plant, and equipment - net, consisted of the following (in whole dollars):

	December 31,
	2023	2022
Land	$6,138,507	$5,209,697
Wind turbines and related equipment	64,979,879	55,292,350
Buildings	4,628,544	4,593,296
Equipment and vehicles	2,732,447	2,616,860
Electrical infrastructure	6,577,796	1,001,192
Land improvements	1,068,511	517,567
Office equipment	506,168	387,014
Software	219,000	219,000
Construction in progress	253,641	4,503,468
Less: accumulated depreciation	(20,151,253)	(16,355,767)
Property, plant, and equipment — net	$66,953,240	$57,984,677
Depreciation expense related to property, plant, and equipment – net during the years ended December 31, 2023, and 2022, was $3,922,933 and $3,484,977, respectively, and is included on the consolidated statement of operations and comprehensive income (loss).
6.ASSET RETIREMENT OBLIGATION (“ARO”)
The Company enters into PPAs/REAs and land easement agreements with property owners who are either the customers for its renewable energy facility projects (i.e., wind turbine projects) or are affiliates of the Company. In cases where the wind turbines physically sit on land owned by a One Power Company affiliate, the Company has determined, based on the contracts in place, that the Company does not have an obligation to decommission a functioning turbine and could continue to operate the turbines without an extension from the customer. As such an ARO is not recognized for turbines owned by OEE XIX LLC, OEE XXIII LLC, OEE XXIV LLC, OEE XXVI LLC, and OEE XXX LLC. In cases where the turbines exist on customer property, the Company has determined that it has an affirmative obligation to decommission the turbines at the end of the contract term if the term is not extended. For these projects, OEE XXV LLC, OEE XXVIII LLC, and OEE XXXIII LLC, AROs are recorded as described in Note 2, Summary of Significant Accounting Policies – Asset Retirement Obligations. For projects OEE XXXIV LLC, OEE XXV LLC, and OEE XXXVI LLC there were no assets constructed as of December 31, 2023, thus the Company has not recorded an ARO.
The following table provides a reconciliation of the ending aggregate carrying amount of the AROs included in other liabilities in the consolidated balance sheets for the years ended December 31, 2023, and 2022 (in whole dollars):

	December 31,
	2023	2022
ARO liability as of January 1	$619,803	$598,105
Liabilities incurred	135,153	—
Accretion expense	22,618	21,698
ARO liability as of December 31	$777,574	$619,803

7.REVENUES
See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies.
Disaggregated Revenues
The following table presents the Company’s revenues disaggregated by primary revenue sources and by applicable accounting standard for the years ended December 31, 2023, and 2022 (in whole dollars):

			December 31,
	ASC	Segment	2023	2022
PPAs/REAs	ASC 606	Long Term Contracts	$3,178,526	$3,767,377
Sale of renewable energy credits	ASC 606	Long Term Contracts	946,265	623,001
Lease income	ASC 842	Short Term Contracts	92,920	333,574
Energy costs	ASC 606	Short Term Contracts	828,287	1,968,901
Construction	ASC 606	Short Term Contracts	438,633	921,393
Consulting	ASC 606	Short Term Contracts	402,244	218,878
Other	ASC 606	Short Term Contracts	122,113	88,028
Total operating revenues			$6,008,988	$7,921,152
The Project Companies entered into 20-year PPAs and/or REAs with their respective customers, whereby they will sell all of the project’s output from the initial delivery date through their contractual end dates which expire at various dates through 2040. See Note 16, Reportable Segments, for the four major customers that arise from these revenue streams.
Contract Assets and Contract Liabilities (Deferred Revenues)
A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (e.g., unbilled receivables). The Company’s contract assets as of December 31, 2023, and 2022, are disclosed on the face of the consolidated balance sheet. The contract assets were assessed to have immaterial credit losses. Deferred revenues (also referred to as contract liabilities under ASC 606) are recorded when cash payments are received or due in advance of performance.
Significant changes in receivables during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance as at the beginning of the year	$246,203	$291,716
Net increase (decrease) during the year	304,217	(45,513)
Balance as at the end of year	$550,420	$246,203
Current	$550,420	$246,203
Non-current	$—	$—

The change in contract assets at December 31, 2023 when compared to December 31, 2022 primarily represents the completion of construction projects by OES during the year ended December 31, 2023. Significant changes in contract assets during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance at the beginning of the year	$229,364	$116,530
Net (decrease) increase during the year	(185,316)	112,834
Balance at the end of year	$44,048	$229,364
Current	$44,048	$229,364
Non-current	$—	$—
Significant changes in contract liabilities during the years ended December 31, 2023, and 2022, were as follows:

	December 31,
	2023	2022
Balance at the beginning of the year	$33,037	$28,823
Deferred during the year	28,140	33,037
Recognized as revenue during the year	(33,037)	(28,823)
Balance at the end of year	$28,140	$33,037
Current	$28,140	$33,037
Non-current	$—	$—
Contract Costs (Costs to Obtain a Contract)
The Company does not incur any costs to obtain a contract, nor does it incur any costs directly related to fulfilling a contract.
Remaining Performance Obligations
As referenced in Note 2, Summary of Significant Accounting Policies – Revenue Recognition, a primary source of the Company’s revenues are obtained through long-term PPAs/REAs which involve the delivery of power energy to customers and the related Green-E Eligible RECs.
The Company has elected to apply the optional exemption in ASC 606-10-50-14A(b) and omit disclosure of future remaining performance obligations for the delivery of power energy as it represents variable consideration that would be allocated entirely to unsatisfied performance obligations. As of December 31, 2023, and 2022, the aggregate transaction price allocated to the remaining performance obligation for the Green-E Eligible RECs is $28,140 and $33,037, respectively. The Company will recognize the remaining performance obligation as of December 31, 2023, over the next three to four months.

8.FINANCING ARRANGEMENTS
The table below summarizes the Company’s debt as of the years ended December 31, 2023, and 2022 (in whole dollars):

	December 31,
	2023	2022
Long-term debt – OEE Buyer, LLC (related party)	$—	$15,000,000
Long-term debt – Project Finance	14,161,221	14,713,645
Long-term debt – Private Investors (related party)	12,695,602	10,810,702
Long-term debt other – Equipment Loans	339,300	441,868
Note payable – Institutional Investor	—	1,000,000
Total long-term debt	27,196,123	41,966,215

Less:
Current portion of long-term debt	(13,395,166)	(4,654,764)
Current portion of debt issuance cost	44,577	—
Current portion of net loan origination fees	113,025	—
Current portion of long-term debt, net	(13,237,564)	(4,654,764)

Add:
Loan origination fees	(275,393)	(2,120,690)
Amortization	136,543	2,092,987
Net loan origination fees	(138,850)	(27,703)

Add:
Debt issuance cost	—	(103,517)
Amortization	—	23,004
Net debt issuance cost	—	(80,513)

Total long-term debt, net	$13,775,132	$37,203,235

As of December 31, 2023, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in whole dollars):

2024	$13,395,166
2025	749,718
2026	809,479
2027	780,542
2028	817,862
Thereafter	10,643,356
$27,196,123
OECC Fleet Alpha LLC – Project Finance
In September 2020, OECC Fleet Alpha LLC entered into a Term Loan Agreement with an outside lender for a term loan of $11,500,000 at an annual interest rate of 6.85%, payable in fixed quarterly payments over seventeen years. Loan origination fees of $265,000 were paid at the time of closing and were being amortized over the life of the loan. OECC FA’s equity in the Project Companies has been pledged as collateral to the lender. The loan also contains financial and operating performance covenants, including the maintenance of restricted cash reserves that could limit distributions to members. The covenants have been met for the years ended December 31, 2023, and 2022.
In June 2021, OECC Fleet Alpha LLC added $2,000,000 of additional debt to its existing loan with an outside lender, and in December 2021, it added another $1,500,000 to the same loan under similar terms. The interest rate increased to 8.00% with the initial increase in June 2021, but the term of the loan remains unchanged and matures in September 2037. Additional loan origination fees of $56,400 were paid during 2021 and are being amortized over the life of the loan.
In October 2022, OECC Fleet Alpha LLC added $750,000 of additional debt to its existing loan with the outside lender under similar terms. The interest rate remained at 8.00%, and the term of the loan remained unchanged and matures in September 2037. The fixed quarterly payments are $428,188 which includes principal and interest. No additional loan origination fees were incurred with this closing.
In connection with the additional borrowing during 2021, OECC FA issued warrants to purchase 4,300 shares of OPC Class A Common Stock at a purchase price of $0.0001. These warrants expire at the earlier of ten years from issuance in June 2031 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement. The warrant is treated as an equity instrument based on terms in the Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount which will be amortized into interest expense over the remaining term of the loan agreement. The warrants were deemed to be immaterial on the date of issuance. The outside lender exercised all of their warrants for an immaterial amount in October 2023.
Private Investors
The Private Investors are related parties that include a board member and a stockholder. The Private Investors’ notes mature at various dates up to December 31, 2024, and they carry interest rates between 8% and 25%. The accrued interest was capitalized to the principal. The notes are unsecured and require principal and interest at maturity.
In connection with the Private Investor (Stockholder) borrowing during 2022, the Company issued warrants to purchase 4,350 shares of OPC Class A Common Stock at a purchase price of $0.0001. These warrants expire at the earlier of ten years from issuance in May 2032 or upon the occurrence of (i) an IPO, (ii) a sale of substantially all assets of the Company, or (iii) a change of control, as defined in the Warrant Agreement.

This warrant is treated as an equity instrument based on terms in this Warrant Agreement and is recorded at fair value on the issuance date with an allocation to additional paid in capital. The cost was recorded as a debt discount and amortized into interest expense over the remaining term of the note agreement which ended April 10, 2023. The warrants had an aggregate value of $103,517 on the date of issuance.
On December 22, 2022, the Company entered into a convertible promissory note conversion agreement, in lieu of repayment, with the Private Investor (Board Member) to automatically convert $1,000,000 of debt to preferred stock at the Company’s next round of Qualified Financing (defined as aggregate gross proceeds of at least $10,000,000) at the purchase price paid by other investors during the round of financing. The Private Investor (Stockholder) debt is not convertible.
On April 10, 2023, the Stockholder’s private investor debt was restructured with all accrued interest of $2,667,175 converted to 5,961 shares of Class A Common Stock at a price of $447.41 per share. Upon conversion of the accrued interest, the 5,961 shares issued were fair valued at $2,252,445. Due to the involvement of a related party, the $414,731 difference between the fair value of the Class A Common Stock issued and the price at which the debt was converted was accounted for as a capital contribution. The remaining Stockholder’s private investor debt included $5,000,000 which is due on December 31, 2024, and $5,830,700 which is due on the earlier of the Company obtaining $50,000,000 in equity contributions or December 31, 2024. The Company borrowed additional funds in 2023 from the Stockholder in the aggregate amount of $3,220,000, of which $2,425,000 was repaid. All remaining Stockholder’s private investor debt carries an interest rate of 25% per year, with interest added to the principal balance at the end of each quarter.
Additionally, on April 10, 2023, the Board Member’s private investor debt of $1,000,000 was converted to 2,235 shares of Series A Preferred Stock at a price of $447.41 per share, and the accrued interest was paid in cash.
The outstanding balance on the Private Investors’ debt was $12,695,602 and $10,730,189, net of debt issuance costs of $0 and $80,513, at December 31, 2023 and 2022, respectively, comprised of the following:

	December 31,
	2023	2022
Private Investor (Stockholder), net of debt issuance costs	$12,695,602	$9,730,189
Private Investor (Board Member)	—	1,000,000
Total Private Investor Debt	$12,695,602	$10,730,189
Equipment Loans
During 2022, the Company borrowed $491,235 from various financing organizations for the purchase of construction equipment. The loans have various interest rates between 5.1% and 7.0%, and they mature at various dates between February 2027 and July 2027. These loans are secured by the underlying equipment purchased.
The outstanding balance on these loans was $339,300 and $441,868 at December 31, 2023 and 2022, respectively.
OEE Buyer, LLC and Institutional Investor
Following an Exchange Agreement, a Note Assignment Agreement, and a Debt Restructuring Agreement (“DRA”) between the Company, OEE Buyer, LLC and the Institutional Investor, resulting in the recognition of $72,621,827 in debt forgiveness that was treated as a capital contribution, the following was outstanding as of December 31, 2021:
a.A note payable balance of $15,000,000 with an interest rate of 5.00% per year based on a full calendar year due and payable in full on January 1, 2023. In 2022, the maturity date was extended to January 1, 2025.

b.OEE Buyer, LLC forgave all current defaults under the Note Purchase Agreement and amended the Company guaranty to state that only One Power Company was the sole guarantor of the remaining debt.
c.OEE Buyer, LLC was granted the right to convert the $15,000,000 to Class A Common Stock on a 1:1 value basis. OEE Buyer, LLC has sole discretion to select the predetermined valuation methods identified in the Debt Restructuring Agreement in such a conversion.
d.The note payable to the Institutional Investor was unimpacted by the Debt Restructuring Agreement and had a balance of $2,000,000.
On April 10, 2023, the OEE Buyer debt of $15,000,000 was converted to 33,526 shares of Class A Common Stock based on and aligned with the equity value of the Company agreed-upon in concurrent equity transactions. Upon conversion of the debt, the 33,526 shares issued were fair valued at $12,666,126. Due to the involvement of a related party, the $2,333,873 difference between the fair value of the Class A Common Stock issued and the price at which the debt was converted was accounted for as a capital contribution. The accrued interest of $955,479 on the OEE Buyer debt was forgiven and treated as a capital contribution.
Institutional Investor Mortgage
As part of a debt restructuring, the Company entered into a Note agreement for $3,000,000 with an Institutional Investor that was secured by a first mortgage on the Company’s corporate office building. As per the above (see OEE Buyer, LLC and Institutional Investor), on December 31, 2021, the note had a balance of $2,000,000. The note was non-recourse to the Company and carried no interest and had a term of 3 years. The Note was paid off in March 2023 and the mortgage was released. The Company no longer has any financial relationship with the Institutional Investor.
9.LEASES
Lessee
The Company entered into a finance lease for equipment in 2022 with a monthly payment of $1,893, a discount rate of 8.83%, and a maturity date of May 31, 2027. The lease obligation is secured by the underlying asset.
Balance sheet information related to the Company’s finance lease as of December 31, 2023, and 2022, is presented below:

	December 31,
	2023	2022
Finance lease:
Right-of-use assets	$61,038	$79,350
Lease liability, current	17,645	16,159
Lease liability, non-current	47,743	65,388

As of December 31, 2023, the annual minimum lease payments of the finance lease liability for each of the next five years is as follows (in whole dollars):

2024	$22,716
2025	22,716
2026	22,716
2027	7,572
2028	—
Thereafter	—
Total future minimum lease obligations	75,720
Less: imputed interest on finance lease liabilities	(10,332)
Finance lease liabilities – current	$17,645
Finance lease liabilities – non-current	$47,743
Lessor
During the years ended December 31, 2023 and 2022, HUB01 recorded $92,920 and $333,574 of fixed lease income, respectively, related to short-term operating lease agreements with lessees for its land with electrical infrastructure. Variable lease income in both years was $0. Minimum rental payments to be received by the Company as lessor under these arrangements at December 31, 2023 are $2,367,180, which includes the lease component (land with electrical infrastructure) and the non-lease component (energy costs), for the year ended December 31, 2024 and $0 thereafter.
See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies relating to the lease and non-lease components contained in the lease agreements.
10.INCOME TAXES
The Company is a U.S.-based company potentially subject to tax in multiple U.S. tax jurisdictions. Significant judgment will be required in determining the Company’s provision (benefit) for income taxes, deferred tax assets or liabilities, and in evaluating the Company’s tax positions on a multi-jurisdictional basis. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts its business, it is possible that these positions may be overturned by jurisdictional tax authorities, which may have a significant impact on the Company’s provision (benefit) for income taxes.
Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. or other tax authorities change applicable tax laws, the Company’s overall taxes could increase, and the business, financial condition, or results of operations may be adversely impacted.
The components of the provision (benefit) for income taxes are as follows for the period presented:

	December 31,
	2023	2022
Tax provision (benefit):
Federal	$(6,670,227)	$(1,794,954)
Valuation allowance	4,122,213	2,682,650
Total income tax (benefit)	$(2,548,014)	$887,696

The following table reconciles the Company’s effective income tax rate to the U.S. federal statutory income tax rate of 21%:

	December 31,
	2023		2022
	Amount	Effective Rate	Amount	Effective Rate
Loss before income taxes	$(22,728,577)		$(13,385,335)
Expected tax	(4,773,001)	21.00%	(2,810,920)	21.00%
Permanent items	36,832	(0.16)%	2,859	(0.02)%
Partnership differences	(48,447)	0.21%	492,452	(3.68)%
Change in valuation allowances – Federal	4,122,213	(18.14)%	2,640,416	(19.73)%
ITC sale accounting	(1,496,000)	6.58%	—	0.00%
Unrecognized tax benefit	(406,414)	1.79%	—	0.00%
Other	16,804	(0.07)%	562,889	(4.20)%
Total income tax (benefit)	$(2,548,014)	11.21%	$887,696	6.63%
The Company has recorded an income tax benefit of $2,548,014 and income tax expense of $887,696 primarily related to net operating losses for the years ended December 31, 2023, and 2022, respectively. For the year ended December 31, 2023, the Company’s benefit for income taxes differs from the federal statutory rate primarily due to the Company’s being in a partial valuation allowance position and not recognizing a reduced benefit for federal and state income tax purposes.
The Company has decided to monetize its Investment Tax Credits (ITCs) when practicable. For the year ended December 31, 2023, the Company sold its ITCs to an eligible party. The recognition of the sale of the credit and future deprecation of the basis difference in the generation assets resulted in a benefit of $1,748,000 in current tax and $252,000 of deferred tax in the 2023 provision for income taxes.
ITCs are determined using the “flow-through” method. Transferable ITCs are accounted for as a component of the tax provision, with expected proceeds factored into their realizability. See Note 15, Related Party Transactions, for additional information on the ITCs.
Included in the balance of unrecognized tax benefits as of December 31, 2023, $406,414, of tax benefits that, if recognized, would affect the effective tax rate.
We would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. However, the uncertain position is an increase in ITCs. There is no need to accrue or accrete interest since the credits are not refundable and do not affect tax expense until used. Had the uncertain position resulted in a reduction to income tax not credited to the Company in 2020, then the filing jurisdictions would owe the Company interest related to an overstated tax liability. In the immediate instance, the effect is merely an increase to the carryover credit from 2020 forward.

Deferred income taxes reflect the net tax effect of temporary differences between the amounts recorded for financial reporting purposes and the bases recognized for tax purposes. The major components of deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred Tax Assets:
Net operating loss carryforward	$9,343,857	$6,900,283
Intangible assets and property and equipment	(548,550)	15,236
Stock based compensation	758,506	—
Other	11,190	7,098
Interest carryover 163(j)	2,712,855	1,846,120
Investment tax credit	547,507	141,093
Total deferred tax asset	12,825,365	8,909,830

Deferred Tax Liability:
Basis in land	(816,482)	(816,482)
Investment in affiliate	(4,789,770)	(5,544,407)
Total deferred tax liability	(5,606,252)	(6,360,889)
Valuation allowance	(8,231,719)	(4,109,561)
Total net deferred tax assets / (liabilities)	$(1,012,606)	$(1,560,620)
The Company has appropriately considered each of the four sources of taxable income specified in ASC 740-10-30-18 to determine what portion, if any, of its deferred tax assets are more likely than not realizable. The Company has generated cumulative losses in recent years; therefore, the Company has no ability to carryback losses to prior years, and projections regarding future taxable income were deemed too subjective to provide positive evidence. Further, as substantially all of its deferred tax assets have indefinite carryforward lives, tax planning strategies would provide limited positive evidence to support realization. As such, the Company considered the reversal of taxable temporary differences as the primary source of taxable income to realize a portion of its deferred tax assets. Based on the Company’s analysis of the four sources of taxable income exercise, the Company determined that a partial valuation was necessary to measure its deferred tax assets at the amount that was more likely than not realizable.
As of December 31, 2023, and 2022, the Company had a federal net operating loss carryforward of $9,343,857 and $6,900,283, respectively. All of the federal and state net operating losses may be subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. An annual loss limitation may result in the expiration or reduced utilization of the net operating losses. The Company’s net operating losses do not expire, but they can only be used up to 80% of taxable income per year.
As discussed above, a benefit related to an uncertain tax position has been recorded in the consolidated financial statements.
The financial statements are presented on a consolidated basis, but the tax returns are filed on separate company basis. One Power Company has Net Operating Losses (“NOLs”) of $10,745,069 at December 31, 2022 and calculated taxable loss of $13,835,457 in 2023 for a total NOL of $24,580,526 at the year ended December 31, 2023. None of those losses expire but their utilization is limited to 80% of taxable income in years when operations result in taxable income.
One Energy Capital Corporation has NOLs of $15,316,471 at December 31, 2022 and a calculated taxable loss of $4,597,562 for 2023 for a total carryover NOL of $19,914,033 at the year ended December 31, 2023. $512,046 of the total NOL value begins expiring in 2035. The remaining $19,401,987 do not expire, but their utilization is limited to 80% of taxable income in years when operations result in taxable income.

The Company has not been audited by the Internal Revenue Service or any state income or franchise tax agency. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.
11.COMMITMENTS AND CONTINGENCIES
Turbine Warranties - The turbines are under warranty with the manufacturer for years one through five, extendable through the tenth year. The corresponding service and maintenance agreement with the manufacturer is also for years one through five, and extendable through the tenth year.
Green-E Eligible Renewable Energy Credits – The Project Companies are obligated, by contract, to purchase Green-E Eligible National Wind credits, or an equivalent domestic wind REC, for each REC produced on site. The Green-E Eligible RECs are then delivered to or retired on behalf of the customer that receives the electricity generated by the project. The cost of the Green-E eligible RECs is recognized as a cost-of-service expense to the Project Company. The Company has accrued for required purchases within other payables on the accompanying consolidated balance sheet for $163,719 and $191,315, respectively, as of December 31, 2023, and 2022.
Legal Proceedings - The Company is involved in various legal proceedings and claims that arise in the ordinary course of business. These matters may include, but are not limited to, litigation related to labor and employment, breach of contracts, intellectual property rights, regulatory compliance, and other issues. The Company records a liability in its financial statements for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal defense costs are expensed as incurred.
Management, in consultation with legal counsel, has assessed all current litigation and claims. While the outcome of these matters is inherently uncertain, management believes that, based on current knowledge, such proceedings and claims are not expected to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Were an unfavorable ruling to happen, there exists the possibility of a material impact on the financial position and results of operations of the period in which the ruling occurs, or future periods. The Company reviews these matters at least quarterly and adjusts the amounts recognized in its financial statements as necessary to reflect the current status of litigation. Given the uncertain nature of litigation, the actual liability could materially differ from the current estimate. Such changes could be material to the Company’s financial statements in any given reporting period.
12.EMPLOYEE BENEFITS
The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code for employees who meet certain eligibility requirements. The plan allows eligible employees to defer a portion of their compensation up to the IRS maximum allowable amount. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company has a safe harbor provision and matches up to 5% of the employees’ eligible earnings. The total amount contributed for the match during the years ended December 31, 2023, and 2022, was $293,975 and $202,128, respectively.
The plan also provides a profit-sharing component whereby the Company can make a discretionary contribution to the plan which is allocated based on the compensation of eligible employees. No profit-sharing contributions were made during the years ended December 31, 2023, and 2022.
Stock Incentive Plan
The 2023 Stock Incentive Plan was approved and implemented in February 2023. 64,700 common shares are authorized to be granted under the terms of the plan. Under the incentive plan, 36,680 stock options were granted, of which 9,175 were fully vested on the date of grant and 27,505 will be fully vested after three years of service. These stock options will expire ten years after their vesting date. There was no employee stock incentive plan during the year ended December 31, 2022.
The value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Compensation expense is recognized using the straight-line method over the requisite service period for

27,505 vesting options and at the time of issuance for the 9,175 immediately vested options. The expected life of the stock options is determined by analyzing the studies of employee exercise behaviors for similar instruments from comparable companies to the Company. The expected volatility in the Company’s share price is based on the average volatilities of comparable, publicly traded companies, and the risk-free rate for periods within the contractual life of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend rate of zero is based on historical experience and the future expectation of zero dividend payments.
The assumptions used in calculating stock-based compensation expense for stock option awards granted during the twelve months ended December 31, 2023, are as follows:

December 31, 2023
Fair value of common stock per share	$369.14
Expected volatility	25.7%
Expected option life (years)	4.75
Risk-free interest rate	4.03%
Cash dividend yield	0.0%
Stock option activity for the twelve months ended December 31, 2023, was as follows:

	Option Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2022	—	$—	$—
Granted	36,680	$240.09	$—	1.4 years
Exercised	—	$—	$—
Forfeited or expired	—	$—	$—
Outstanding at December 31, 2023	36,680	$240.09	$—	1.4 years
Exercisable at December 31, 2023	9,175	$240.09	$—	1.4 years
Vested and expected to vest at December 31, 2023	19,972	$240.09	$—	1.4 years
The weighted-average grant date fair value of the stock options granted during the twelve months ended December 31, 2023, was $180.85 per stock option.
The fair value of the 9,175 stock options vested during the twelve months ended December 31, 2023, was $1,659,299. Total compensation expense for the 27,505 unvested stock options not yet recognized as of December 31, 2023, was $3,021,643 and will be recognized over a period of 1.4 years for the unvested stock options.
The Company recognized total stock-based compensation expense related to stock options of $3,611,935 for the twelve months ended December 31, 2023.
13.STOCKHOLDERS’ EQUITY
Certificate of Incorporation Amendment
On October 23, 2023, the Company amended its Certificate of Incorporation increasing the number of authorized shares of Common Stock and Preferred Stock to 702,353 shares and 78,228 shares, respectively.

As of December 31, 2023, the Company’s amended equity ownership structure is comprised of three classes of stockholders with voting rights, and a total of 702,353 authorized shares of Common Stock and 78,228 authorized shares of Series A Preferred Stock comprised of:
•Class A Common Stock (551,653 authorized, 255,187 issued and outstanding) with a par value of $0.0001 per share.
•Class B Common Stock (150,700 authorized, issued, and outstanding) with a par value of $0.0001 per share. Each share is convertible, at no additional cost to the holder, into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances, most notably at a conversion date of December 29, 2026.
•Series A Preferred Stock (78,228 shares authorized, 46,935 issued and outstanding) with a par value of $0.0001 per share.
Shares of Class A Common Stock and Class B Common Stock (collectively known as the “Common Stock”) shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters. Each holder of Common Stock shall be entitled to one vote for each share of such stock.
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Common Stock held by each.
As of December 31, 2022, the Company’s equity ownership structure was comprised of two classes of stockholders with voting rights, and a total of 631,800 authorized shares comprised of:
•Class A Common Stock (481,100 authorized, 211,400 issued and outstanding) with a par value of $0.0001 per share.
•Class B Common Stock (150,700 authorized, issued, and outstanding) with a par value of $0.0001 per share. Each share is convertible, at no additional cost to the holder, into one share of Class A Common Stock at the option of the holder or automatically under certain circumstances, most notably at a conversion date of December 29, 2026.
Series A Preferred Stock
In April 2023, the Company’s equity ownership structure was amended to include mezzanine classified Series A Preferred Stock (“Preferred Stock”). In addition to voting rights, these shares have other rights to dividends and preferential payments in the event of a liquidation. The liquidation amount on involuntary liquidation per share is the greater of (i) the Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared to, but excluding the date for liquidation, (ii) such amount per share as would have been payable had all shares of preferred stock (including dividends) been converted into common stock immediately prior to such a liquidation, or (iii) 1.25 times the applicable Original Issue Price, plus any accruing dividends accrued but unpaid thereon, whether or not declared.
The Series A Preferred Stock also provides the holder the option to convert to Common Stock on and after the earlier to occur of (i) the closing of the de-SPAC, (ii) the consummation of an IPO, or (iii) the effectiveness of a direct listing in which the Common Stock becomes listed on a national securities exchange. The Series A Preferred Stock will also mandatorily convert to Common Stock in the event of a qualified IPO or a SPAC Merger event where the transaction results in more than $150,000,000 in gross proceeds to the Company, or the written election of each individual Preferred Stockholder.
In April 2023, the Board Member’s private investor debt of $1,000,000 was converted to 2,235 shares of Series A Preferred Stock at a price of $447.41 per share.

During the year ended December 31, 2023, a total of 44,700 shares of Series A Preferred Stock were sold to different investors at a price of $447.41 per share for a total cash price of $20,000,000. The following table provides a reconciliation of the Series A Preferred Stock included in mezzanine equity in the consolidated balance sheets for the years ended December 31, 2023 and 2022 (in whole dollars):

	Shares	Amount
Balance, December 31, 2022	—	$—
Conversion of debt into Series A Preferred Stock	2,235	1,000,000
Issuance and sale of Series A Preferred Stock, net of offering costs of $1,298,387	44,700	18,701,574
Accrual of Series A cash dividend	—	328,638
Accrual of Series A PIK dividend	1,468	657,277
Series A cash dividend paid	—	(176,545)
Balance, December 31, 2023	48,403	$20,510,944
Distributions
Distributions of $153,315 and $179,442 were made to non-controlling members during the years ended December 31, 2023, and 2022, respectively.
Dividends
PIK Dividends associated with the Company’s Series A Preferred Stock were $657,277 for the year ended December 31, 2023. Cash Dividends associated with the Company’s Series A Preferred Stock were $328,638 for the year ended December 31, 2023, of which $176,545 was paid out during 2023. There were no Cash or PIK Dividends associated with the Company’s Series A Preferred Stock declared for the year ended December 31, 2022. No dividends associated with the Company’s common stock were declared for the years ended December 31, 2023, and 2022.
Earnings (Loss) Per Share (“EPS”)
Earnings (loss) per share of Class A and Class B is calculated using the two-class method. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. This includes shares issued for little or no consideration in the form of warrants with a nominal strike price that are convertible into Class A common shares. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.
The rights, including the liquidation and dividend rights, of the holders of Class A and Class B stock are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B stock as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.
The Series A Preferred Stock issued during the 2023 fiscal year participates in dividends with the Company’s Common Stock and is therefore considered to be a participating security. The participating Series A Preferred Stock is not required to absorb any net loss.

The reconciliation of the numerator and denominator of the Company’s basic and diluted earnings (loss) per share of Class A and B is shown in the following table (in whole dollars, except share and per share amounts):

	December 31,
	2023		2022
	Class A	Class B	Class A	Class B
Numerator
Allocation of undistributed (losses)	$(10,152,148)	$(6,151,242)	$(9,497,987)	$(6,547,549)

Denominator
Weighted average shares outstanding	240,787	150,700	211,400	150,700
Weighted average warrants with nominal strike price outstanding	7,931	—	7,208	—
Weighted average common shares outstanding – basic	248,718	150,700	218,608	150,700
Basic net (loss) per share	$(40.82)	$(40.82)	$(43.45)	$(43.45)
Diluted net (loss) per share	$(40.82)	$(40.82)	$(43.45)	$(43.45)

Common stock equivalents:
Convertible debt	—	—	33,526	—
Class B conversion	150,700	—	150,700	—
Stock options	36,680	—	—	—
Series A Preferred Stock	46,935	—	—	—
Series A Preferred Stock PIK Dividend	1,468	—	—	—
The common stock equivalents, presented based on amounts outstanding, were excluded from the calculation of diluted net loss per share attributable to common stockholders because their inclusion would have been anti-dilutive.
14.FAIR VALUE OF FINANCIAL INSTRUMENTS MEASURED ON A RECURRING BASIS
In December 2023, the Company entered into certain agreements in connection with the SPAC merger transaction (“SPAC Sponsor Loans”). Under these agreements, the Company has certain financial obligations that are contingent upon the closing of the de-SPAC transaction whereby the Company will deliver a variable number of common stock shares if the de-SPAC transaction does not close and will pay a cash bonus to the counterparty if the de-SPAC transaction does close. These financial obligations are accounted for as derivative liabilities under ASC 815 and are presented within other current liabilities in the Consolidated Balance Sheets. Changes in the fair value of the liability are recorded in the statement of operations each period.
The Company established the initial fair value of the SPAC Sponsor Loan liabilities at $546,750 on December 6, 2023, the effective date of the underlying agreements. The liabilities were classified as Level 3 at the initial measurement date due to the use of significant unobservable inputs. The fair value was determined based on the fixed value of the respective payouts and the likelihood of each payout occurring. The change in fair value from inception to December 31, 2023, was not material.
15.RELATED PARTY TRANSACTIONS
The Company had a financing arrangement with OEE Buyer, LLC, a related party that is an entity owned by the majority member of the Company, as well as with other related parties including a Board Member and a Stockholder. See Note 8, Financing Arrangements, for additional information on the transactions.
In August 2022, the Inflation Reduction Act (“IRA”) was signed into law introducing transferability provisions which allow eligible taxpayers to elect to transfer and sell the Business Energy Investment Tax Credit (“ITC”) for capital investments in renewable energy projects to an unrelated entity. The ITC is a one-time credit based on the dollar amount of the investment and is earned when the equipment is placed into service and is subject to meeting other eligibility requirements detailed under the IRA. In light of the new regulations, the Company received a $2,000,000 deposit from a related party in December 2022 to purchase the investment tax credit (“ITC”) that the Company could qualify for upon completion of construction and placing the wind turbines into service for OEE XXXIII LLC, a Consolidated Project Company. The project was completed in December 2023, and the full ITC earned by the project was sold at a discount to the related party for $2,000,000.
In 2023, the Company received a $3,000,000 deposit from a related party to purchase the investment tax credits that the Company could qualify for upon completion of construction and placement into service of OEE XXXIV LLC and OEE XXXVI LLC, both Consolidated Project Companies. The projects are still under construction and are expected to be completed by the end of 2024. As the project is still under construction, it does not yet qualify for the ITC. The Company has recorded the cash received as deposits held for $3,000,000 and $2,000,000 on the accompanying consolidated balance sheet as of December 31, 2023, and 2022, respectively.
In 2023 a Company Board Member agreed to serve as the Interim Chief Financial Officer of the Company and was compensated on a cash basis as an at-will employee. The compensation was deferred until the completion of the de-SPAC transaction and or another similar liquidity event.
One of the SPAC Sponsor Loans discussed in Note 14, Fair Value of Financial Instruments Measured on a Recurring Basis, was with a related party. The liability had an initial fair value of $363,600.
16.REPORTABLE SEGMENTS
Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company conducts its operations through two operating segments which have been identified as two reportable segments. The reportable segments are consistent with the Company’s strategic focus which is based on the duration of customer contracts.
The marketing strategy outlines the Company’s major business lines and service offerings which are:
•Wind for Industry: The Company develops and operates on-site, megawatt-scale wind power systems for industrial clients through their Project Companies, delivering energy through long-term, fixed-rate agreements.
•Managed High Voltage (“Managed HV”): The Company modernizes aging industrial high-voltage systems with state-of-the-art, digital infrastructure. This service enhances on-site power distribution efficiency and resilience and facilitates the integration of renewables and other power solutions on-site.
•Net Zero Projects: These projects aim for balanced annualized grid energy consumption by integrating various renewable energy technologies. Tailored to each commercial and industrial customer, these projects significantly reduce grid reliance, offer price certainty, and minimize carbon footprints.
•Megawatt Hubs: Designed for emerging energy-intensive industries, these hubs support applications like fleet scale electric vehicle charging, data centers, and digital currency operations.
By categorizing projects based on customer contracts that provide long-term services and short-term services, the Company mirrors the differentiation highlighted in its marketing efforts. This segmentation allows stakeholders to easily recognize the scope and scale of projects undertaken, from long-term, comprehensive energy solutions to shorter-term, flexible projects.
The Company’s CODM is its Chief Executive Officer who is charged with management of the Company and is responsible for the evaluation of operating performance and decision making about the allocation of resources to operating segments based on the duration of contracts. Segment financial performance is evaluated based on revenue generation and operating profit generation or loss.

As of December 31, 2023, and 2022, the Company’s two operating segments are as follows:
•Long Term Contracts. This segment includes Wind for Industry projects, which derive their revenue through PPAs/REAs and the sale of generated renewable energy credits, and Managed HV and NetZero projects, which derive their revenue from other sources, all of which have long-term customer contracts with a contracted delivery period of greater than 10 years.
•Short Term Contracts. This segment includes Megawatt Hub projects (which derive their revenue through lease income and Energy Costs), construction, consulting and other sources that have short-term customer contracts with a contracted delivery period of up to 10 years.
Costs incurred for general corporate services, including finance, legal, and certain other costs that are provided to the segments are reported within Corporate and eliminations.
Selected consolidated financial information by segment for the years ended December 31, 2023, and 2022, shown as follows (with intercompany transactions eliminated in Corporate and eliminations):

	For the Year Ended December 31, 2023
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Operating revenues	$4,025,202	$1,884,197	$99,589	$6,008,988
Depreciation, amortization, and accretion expense	$2,858,625	$873,811	$269,092	$4,001,528
Loss from operations	$(555,992)	$(4,826,006)	$(12,872,854)	$(18,254,852)

	For the Year Ended December 31, 2022
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Operating revenues	$4,399,220	$3,527,403	$(5,470)	$7,921,153
Depreciation, amortization, and accretion expense	$2,817,765	$411,655	$322,857	$3,552,277
Loss from operations	$(84,150)	$(1,642,740)	$(8,334,163)	$(10,061,053)

	As of December 31, 2023
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Total assets	$50,777,471	$8,406,573	$16,601,224	$75,785,268
Total capital expenditures	$2,091,966	$2,018,227	$2,756,117	$6,866,310

	As of December 31, 2022
	Long Term Contracts	Short Term Contracts	Corporate and Eliminations	Total
Total assets	$44,133,316	$7,246,214	$16,898,426	$68,277,956
Total capital expenditures	$348,183	$5,868,507	$3,942	$6,220,632

In the years ended December 31, 2023, and 2022, the Company had four major customers with revenues exceeding 10% of total operating revenues.

		December 31,
	Segment	2023	2022
Customer A	Long Term Contracts	22%	22%
Customer B	Long Term Contracts	18%	19%
Customer C	Short Term Contracts	*	18%
Customer D	Short Term Contracts	*	17%
Customer E	Long Term Contracts	16%	*
Customer F	Short Term Contracts	15%	*
Total operating revenues from major customers		71%	76%
__________________
*Does not represent 10% or more of operating revenues in the respective year.
The Company’s property and equipment are located in the United States. In addition, the Company’s operations are conducted in the State of Ohio within the United States.
Refer to Note 7, Revenues, Disaggregated Revenues, for information on revenues from external customers.
17.SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions through May 13, 2024, the date the financial statements were available to be issued, and concluded that, other than as described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
Turbine failure
On January 22, 2024, a single blade at one of the Company’s projects in Findlay, Ohio experienced a structural failure and separated from the rotor, falling to the ground. The Company took the cautionary step of shutting down all of its turbines and completing a root cause investigation until a cause was identified. In April 2024 the Company substantially completed its root cause investigation and began controlled restarts and mitigating repairs of the fleet. The full fleet is expected to remain operational through its original useful life once mitigating repairs are completed on affected turbines.
For the three months ended March 31, 2024, the Company experienced reduced revenue due to this incident. The Company believes that a combination of warranty policies and business interruption insurance will result in the Company recovering substantially all of the lost revenue. The Company does not expect to be responsible for the costs of the mitigating repairs.
Preferred Stock
On January 31, 2024, a total of 2,682 shares of Series A Preferred Stock were sold to an institutional investor at a price of $447.41 per share for a total cash price of $1,200,000.
On February 15, 2024, a total of 2,233 shares of Series A Preferred Stock were sold to three separate investors at a price of $447.41 per share for a total cash price of $1,000,000.
On May 10, 2024, a total of 11,175 shares of Series A Preferred Stock were sold to an institutional investor at a price of $447.41 per share for a total cash price of $5,000,000.

OECC Fleet Alpha Debt
On February 15, 2024, when the Debt Service Coverage Ratio was calculated for the fourth quarter of 2023, the ratio decreased below a threshold which necessitates that the amount being held in a cash reserve is increased to nine months of debt service plus a $250,000 operating reserve minimum by March 31, 2024.
Equipment Lease
In January 2024, the Company entered into a lease agreement for an electric semi-truck.
Pursuant to the lease agreement, the lease term is estimated to commence in January 2024. The initial lease term is 3 years from the commencement date and includes no extensions. Annual lease payments during each year are approximately $154,980.
Business Combination Agreement
On August 14, 2023, One Power Company entered into a Business Combination Agreement (the “BCA”) for a de-SPAC transaction with TortoiseEcofin Acquisition Corp. III (“TRTL”), a Special Purpose Acquisition Corporation (“SPAC”), TRTL Holding Corp. (“Pubco”), TRTL III Merger Sub Inc., and OE Merger Sub Inc. (together with TRTL III Merger Sub Inc., the “Merger Subs”). Pubco is a wholly owned subsidiary of TRTL, and the Merger Subs are wholly-owned subsidiaries of Pubco. Pursuant to the BCA, subject to the terms and conditions set forth therein, (i) TRTL will domesticate as a Delaware corporation, (ii) TRTL III Merger Sub Inc. will merge with and into TRTL, with TRTL surviving the merger and, as a result of the merger, TRTL will become a wholly-owned subsidiary of Pubco, (iii) OE Merger Sub Inc. will merge with and into the Company, with the Company surviving the merger and, as a result of the merger, the Company will become a wholly-owned subsidiary of Pubco and (iv) Pubco will be renamed “One Power Company”. The merger is subject to various conditions outlined in the BCA, and as a result the BCA had not yet closed when the consolidated financial statements were approved for issuance.
On February 14, 2024, an amendment was made to the BCA, incorporating a new dual-entity merger mechanism into the transaction. There were no other significant changes that impacted the de-SPAC transaction.
Short-Term Borrowing from Related Party (Stockholder)
In 2024, the Company established a short-term borrowing facility with a stockholder of the Company who is classified as a related party. This facility is designed to address cash flow shortfalls by allowing the Company to borrow for periods up to four weeks, but not extending beyond the end of any financial quarter. There is no obligation on the part of the stockholder to advance funds under this facility. As of the date of these financial statements, the outstanding balance of this facility is zero. Borrowings under this arrangement incur an interest rate of 5% per week.
Private Investor (Stockholder) Building Mortgage
During March 2024, the Company borrowed $2.0 million from a related party at an interest rate of 12%. In April the facility was resized to a total of $3.0 million. The facility has a three-year term, and it is secured by a first mortgage on the Company’s office building in Findlay, Ohio. There is no prepayment penalty associated with this facility.
2024 SPAC Sponsor Loans & Subscription Agreement
During 2024, the Company entered into certain agreements, including eight agreements with related parties and one agreement with an unrelated party, in connection with the SPAC merger transaction (“2024 SPAC Sponsor Loans”). Under these agreements, the Company has certain financial obligations that are contingent upon the closing of the de-SPAC transaction. Specifically, the Company has an obligation to deliver a variable number of common stock shares equal to $1,033,000 to the counterparty if the de-SPAC transaction does not close, as well as an obligation to pay a cash bonus of $516,500 to the counterparty in the event the de-SPAC transaction does close. These financial obligations are expected to be accounted for as derivative liabilities under ASC 815.

In connection with the SPAC merger transaction, the Company also entered into an agreement with a separate related party (“Subscription Agreement”). Under this agreement, the Company has the obligation to deliver a variable number of common stock shares equal to $400,000 to the counterparty in the event that the de-SPAC transaction does not close. This financial obligation is expected to be accounted for as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).
* * * * *

Shares
Common Stock

Prospectus

Stifel
Through and including             , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission, registration fee, the Financial Industry Regulatory Authority, filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *
__________________
*    To be provided by amendment.
Item 14.    Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
We expect to adopt an amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our Company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal or elimination. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been our directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, as amended, or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities
The following list sets forth information regarding all unregistered securities sold by us since our conversion to a corporation in December 2021, through the date of the prospectus that forms a part of this registration statement.
Issuances of Common Stock
1.In December 2021, we issued an aggregate of 362,100 shares of our Class A common stock to a total of 27 employees, directors and accredited investors in connection with the conversion of all outstanding units of One Energy Enterprises LLC (our predecessor) to shares of common stock in connection with our conversion from a limited liability company to a corporation.
2.In September 2024, we issued an aggregate of 2,046 shares of our Class A common stock to C&R Holding Co. and The Grafton Group LLC pursuant to Loan and Transfer Agreements, at a conversion price of $447.41 per share.
Issuances of Warrants
3.In June 2021, we issued a warrant to RC4 OE Wind LLC to purchase 4,300 shares of our Class A common stock at an exercise price of $0.0001 per share.
4.In May 2022, we issued a warrant to purchase up to an aggregate of 4,350 shares of our Class A common stock to Craig A. Stoller Living Trust at an exercise price of $0.01 per share.
Issuances of Convertible Instruments and Notes
5. In December 2021, we granted OEE Buyer, LLC the right to convert the outstanding principal balance of $15.0 million into our common stock in exchange for partial forgiveness of an aggregate balance of approximately $85.5 million that had previously been outstanding under the senior secured revolving notes and the senior subordinated notes held by OEE Buyer, LLC.
6.In December 2022, we issued a convertible promissory note to a Donald C. Templin in the principal amount of $1.0 million.
Issuances of Preferred Stock
7.From April 2023 through June 2024, we issued an aggregate of 78,446 shares of our Series A preferred stock to a total of 11 accredited investors at a purchase price of $447.41 per share, for aggregate cash proceeds of approximately $34.1 million and pursuant to the conversion of a certain convertible promissory note held by an accredited investor and related cancellation of indebtedness of approximately $1.0 million.
Issuances Pursuant to our Equity Plan
8.In February 2023, we granted stock options to purchase an aggregate of 43,355 shares of Class A common stock upon the exercise of options under the 2023 Plan at exercise prices per share of $240.09 for an aggregate exercise price of approximately $10.4 million. Of these, no shares have been issued upon the exercise of options, and 6,675 options have been forfeited, expired or cancelled.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.
We claimed exemption from registration under the Securities Act of 1933, for the sale and issuance of securities in the transactions described in paragraphs 1 (with respect to the above-referenced accredited investors) through 7 above by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1 (with respect to the above-referenced employees and directors) and 8 above under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16.    Exhibits
(a)Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)Financial Statement Schedules
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.

Item 17.    Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Certificate of Incorporation of the registrant, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering
3.3*	Bylaws of the registrant, as amended, as currently in effect
3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering
4.1*	Form of Common Stock Certificate
4.2*	Stockholders’ Agreement by and among the Registrant and certain holders of its capital stock, dated as of April 12, 2023, as amended
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1*	Form of Director and Executive Officer Indemnification Agreement
10.2+*	2024 Equity Incentive Plan and related form agreements
10.3+*	One Energy Enterprises Inc. 2023 Stock Incentive Plan
10.4+*	Outside Director Compensation Policy
10.5*	Form of Renewable Energy Agreement
21.1*	List of subsidiaries of the registrant
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 to this registration statement)
24.1*	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table
__________________
+Indicates management contract or compensatory plan.
*To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Findlay, State of Ohio, on               , 2024.

ONE POWER COMPANY

By:
Jereme Kent

Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jereme Kent and                    , and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	,
Jereme Kent

	Chief Financial Officer (Principal Financial and Accounting Officer)	,

	Director	,
Thomas Spang

	Director	,
Thomas Lause

	Director	,
Donald C. Templin

	Director	,
Jon B. Wellinghoff
II-9